As filed with the U.S. Securities and Exchange Commission on June 13, 2008

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Metropark USA, Inc.

(Exact name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	5600 (Primary Standard Industrial Classification Code Number)	81-0636659 (I.R.S. Employer Identification Number)

532 Coral Ridge Place

City of Industry, CA 91746

(626) 968-1415

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Renee Bell

Chief Executive Officer

Metropark USA, Inc.

532 Coral Ridge Place

City of Industry, CA 91746

(626) 968-1415

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

M. Wainwright Fishburn, Jr. Esq. Matthew T. Browne, Esq. Charles S. Kim, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Mark A. Stegemoeller, Esq. Divakar Gupta, Esq. Latham & Watkins LLP 633 West Fifth Street, Suite 4000 Los Angeles, CA 90071-2008 (213) 485-1234

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$100,000,000	$3,930.00

(1)	Estimated solely for the purposes of computing the registration fee in accordance with Rule 457(o) under the Securities Act.
(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 13, 2008.

                     Shares

Common Stock

This is an initial public offering of shares of common stock of Metropark USA, Inc.

Metropark is offering              of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional              shares. Metropark will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . Application has been made for listing the common stock on the Nasdaq Global Market under the symbol “MTPK.”

See “Risk Factors” on page 11 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Metropark	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from Metropark and an additional                      shares from the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2008.

Goldman, Sachs & Co.

Piper Jaffray

Thomas Weisel Partners LLC	Wachovia Securities

Prospectus dated                     , 2008.

METROPARK
METROPARK
FASHION • MUSIC • ART

METROPARK

FASHION • MUSIC • ART

METROPARKUSA.COM

METROPARK

PROSPECTUS SUMMARY

This summary highlights selected information more fully described elsewhere in this prospectus. You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the common stock being sold in this offering and our financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors” in this prospectus before deciding to invest in our common stock. We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday nearest to January 31 of the following calendar year.

METROPARK USA, INC.

Our Company

Metropark is a rapidly growing, mall-based specialty retailer featuring lifestyle-inspired branded apparel, accessories and gifts in a high-energy environment that blends fashion, music and art. Our stores offer a carefully merchandised assortment of men’s and women’s contemporary products and brands that we believe is not generally available in other mall-based stores. We believe that by delivering a high level of service and addressing our customers’ desire for self-expression, originality and fashion leadership, we can continue to build a loyal customer following and enhance our reputation as an authority on emerging fashion brands and trends.

Our target customers are primarily 20- to 35-year old men and women who are socially active and image-conscious and who value fashion as a means to express themselves. We believe that this is a growing and underserved segment that has significant purchasing power and that Metropark is one of the only multi-brand apparel specialty retailers primarily catering to this customer segment and pursuing a national expansion effort. We design our stores to create a fun, multi-sensory environment that appeals to our target customers by combining the merchandising approach of an exclusive boutique with the high energy of a stylish night club. Our merchandising and in-store approach is supported by regular live performances by guest disc jockeys as well as selected in-store social events for our customers that feature fashion, food and entertainment and encourage social networking. All of our stores include multiple flat screen monitors and premium quality audio systems that play our centrally managed programming which features selected music videos and proprietary video content. We believe that our in-store events enhance our brand image and, combined with our store design and customized media, create a distinctive shopping experience that resonates with our target customers and reflects their interests.

We believe that the Metropark in-store experience is underscored by the passion and motivation of our store managers and our sales personnel, whom we refer to as “Style Consultants.” In training our store managers and Style Consultants, we emphasize the development of customer relationships and product knowledge which we believe strengthens our reputation as a destination for credible, informed fashion advice. We believe that our high degree of customer service coupled with our distinctive store environment and our differentiated merchandise assortment encourage more frequent visits, product trials and purchases by our customers.

We believe that our customers are interested in the latest hard-to-find designer brands, many of which have limited distribution in malls. Our product offering currently features premium brands such as Acrylic, Affliction, Ed Hardy, English Laundry, Monarchy, Obey, Rock & Republic and True Religion,

among others. By identifying and working collaboratively with emerging brands and vendors, we often play an important role in their development and growth. These relationships often position us to obtain exclusives on select products for a period of time. We plan to continue to manage fashion risk through our focus on premium brands, our disciplined approach to measuring the performance of merchandise and our efforts to minimize the time from purchase order to product delivery.

We opened our first four stores in fiscal year 2004 and, as of May 3, 2008, we operated 43 stores across 17 states, 42 of which were located in malls and one of which was a street location. Our net sales have increased from $11.5 million in fiscal year 2005, our first full year of operations, to $71.6 million in fiscal year 2007, representing a compound annual growth rate of approximately 150.0%. Over this same period, our operating results improved from a net loss of $3.2 million to net income of $0.2 million. During fiscal year 2007, we achieved net sales per store and sales per square foot of $2.3 million and $804, respectively, based on the average number of stores and average square footage of stores open during that fiscal year. In addition, for stores open at least one year, we had comparable store sales increase of 34.2% during fiscal year 2007. This compares to net sales per store, sales per square foot and comparable store sales increase during fiscal year 2006 of $2.0 million, $660 and 18.3%, respectively.

Our Competitive Strengths

We believe that the following strengths distinguish us from our competitors and are important to our success:

Differentiated Lifestyle Retail Concept.    We strive to be a leading retailer of lifestyle-inspired branded apparel, accessories and gifts for our target customers. By combining the merchandising approach of an exclusive boutique, the high energy of a stylish night club and the passionate customer service delivered by our trained store managers and Style Consultants, we believe we offer a distinctive shopping experience that resonates with our target customers and reflects their interest in fashion, music and art. We believe that our retail concept creates a shopping experience that encourages more frequent visits, product trials and purchases by our customers.

Distinctive Product Offering and Merchandising Strategy.    We strive to create and offer a consistently differentiated merchandise assortment that is not generally available in other mall-based stores. We believe that our strong reputation and robust vendor relationships in the fashion community frequently position us to carry highly desirable emerging brands and merchandise before other mall retailers. In many cases, we obtain exclusives on select products for a period of time. Our merchandising strategy is designed to create a sense of urgency to purchase our products by combining our distinctive product offering with frequent deliveries of new merchandise in limited quantities to our stores. We believe that our merchant team’s ability to rapidly identify emerging style preferences through extensive market research allows us to provide a compelling product offering to our customers that is difficult for competitors to replicate.

Disciplined Operating Philosophy.    Capitalizing on the experience of our management team and our strategic investments in information systems, our operating philosophy emphasizes a disciplined approach to managing exposure to changing fashion trends, improving store productivity and driving growth. Our multi-faceted approach to inventory management includes actively monitoring fashion trends through market research, diversifying our product mix across vendors and products, and utilizing our information systems to analyze customer traffic and sales trends and to evaluate merchandise levels. We also regularly work with our vendors to minimize the time from purchase order to product delivery. We believe this approach improves our ability to respond to emerging trends and reduces our risk of over- or under- investment in specific merchandise. To enhance store productivity, our corporate staff and store managers use our information systems to analyze store performance and manage payroll and staffing as well as to provide our Style Consultants with daily feedback on their sales performance relative to team and individual goals. We employ a rigorous new store selection process that is based on evaluating locations against a targeted list of economic and demographic criteria. We believe all of these elements of our operating approach position us to open stores that will contribute to our growth and financial performance.

Experienced Management Team with a Proven Track Record.    Our management team has a track record of successfully growing specialty retail store concepts and extensive experience in fashion apparel merchandising. Orval Madden, our Founder and Chairman, has 35 years of specialty retail and department store experience. He founded Hot Topic Inc., a publicly listed specialty retailer for teens, in 1988 and served as its CEO through August 2000. During this period, Hot Topic’s store base grew to over 200 stores. Renee Bell, our CEO, brings over 20 years of senior merchant and product development experience from retailers including bebe and Charlotte Russe. Our Chief Operating and Financial Officer, Efthimios P. Sotos, brings over 13 years of apparel, retail and public company experience, including as Chief Financial Officer of Jones Apparel Group. Mr. Madden, Ms. Bell and Mr. Sotos are supported by an experienced management team with a broad, complementary range of skills, including merchandise management, store operations, real estate, marketing, sourcing and finance from leading apparel and specialty retail companies.

Our Growth Strategy

Key elements of our growth strategy are:

Expand Our Store Base.    We believe that our high-energy, mall-based lifestyle concept has national appeal that provides meaningful expansion opportunities. We plan to open approximately 25 stores (including the five new stores opened as of May 3, 2008) in fiscal year 2008 in both existing and new markets. In fiscal year 2009 and the next several years thereafter, we currently plan to open approximately 25 to 30 new stores annually. We believe that our total store potential in the United States is at least 300 locations, primarily comprised of existing and expected future regional malls, outdoor lifestyle centers and selected street locations in retail-oriented upscale neighborhoods.

Continue to Improve Store Productivity and Operating Margin.    While we believe we have achieved store-level productivity that is superior to many leading specialty apparel retailers, our goal is to continue to increase comparable store and new store sales performance primarily through growth in store traffic and improvements in “conversion.” We define conversion as the number of transactions relative to the number of people who visit our stores. We use our information systems to enhance operating efficiency, which includes utilizing our system capabilities and tools to actively monitor customer traffic and conversion and to better manage product planning and allocation decisions. In addition, we believe that by further leveraging the customer relationship management, or CRM, functionality of our systems combined with our commitment to ongoing training for our Style Consultants, we can continue to improve store productivity. By enhancing store-level productivity and growing our net sales, we plan to improve our operating margin by leveraging our fixed store and corporate level expenses.

Increase Our Brand Awareness.    We plan to increase our brand awareness and customer loyalty through our marketing events and promotions. Our direct-to-customer initiatives, such as emailing and text-messaging, inform our customers about the latest product offerings and special events. In addition, we will continue to promote our in-store disc jockey performances and social events, including “VIP” events featuring fashion, food and entertainment in a night club-like environment, as a means to reinforce our brand image and expand awareness among our target customers. We also intend to evaluate potential strategic affiliations and partnerships with companies that focus on our target customers.

Build on Our Core Strengths.    We believe our continued success will be primarily attributable to our:

•	ability to identify “fashion right,” lifestyle-inspired branded apparel and accessories;

•	disciplined operating philosophy which is supported by our investments in infrastructure and technology;

•	focus on creating an exciting in-store environment reflecting the interests of our target customers; and

•	customer-service oriented culture led by our store managers and Style Consultants.

We plan to build on these core strengths to reach our target customers with compelling merchandise in a differentiated retail environment as we continue to expand our store base.

Risks Associated With Our Business

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or adversely affect our business, financial condition, operating results and growth. You should carefully consider these risks, including the risks discussed in the section entitled “Risk Factors” beginning on page 11 of this prospectus, before investing in our common stock. Risks relating to our business include:

•	we may not be able to effectively anticipate, identify and respond to changing fashion trends and customer preferences;

•

we may not be able to execute on our growth strategy and successfully expand into new markets, including because we are unable to identify suitable locations to open new stores, attract customers to our stores, hire and retain qualified personnel and maintain sufficient levels of cash flow and any necessary financing to support our expansion;

•	we may not be able to effectively manage our operations, which have grown rapidly, or our future growth;

•	increased competition could cause us to reduce the prices of our products and significantly increase our marketing costs;

•	our competitors may seek to duplicate or improve upon some or all of the elements that comprise our in-store experience;

•	we may be unable to maintain and enhance our brand image, which could adversely affect our business;

•	the loss of key personnel could adversely impact our business;

•	we may not be able to maintain or improve levels of comparable store sales or sales per square foot;

•

we rely on key relationships with numerous vendors and our ability to identify new vendors that appeal to our customer base, and we may not be able to maintain or add to these relationships or obtain sufficient inventory from these vendors to support our growth;

•	we may not be able to establish or maintain good relationships with mall operators and developers;

•	a decrease in customer traffic in malls where our stores are located, as a result of economic conditions, fuel prices or otherwise, could negatively impact our net sales; and

•	a recession in the United States or other national or regional adverse economic and geo-political conditions could reduce discretionary spending on fashion and negatively impact our net sales.

For a discussion of the significant risks associated with our business which you should be aware of before you buy our common stock, see the section entitled “Risk Factors” in this prospectus.

Corporate Information

We were incorporated in Delaware in November 2003 under the original name of “Santa Barbara Street Asylum, Inc.” and are headquartered in City of Industry, California. Our principal executive offices are located at 532 Coral Ridge Place, City of Industry, California 91746, and our telephone number is (626) 968-1415. Our corporate website address is www.metroparkusa.com. We do not incorporate the information contained on, or accessible through, our website into this prospectus, and you should not consider it part of this prospectus.

For convenience in this prospectus, “Metropark,” “we,” “us,” and “our” refer to Metropark USA, Inc. The trademark “Metropark” is the property of Metropark USA, Inc. This prospectus contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Common stock offered by Metropark	shares

Common stock offered by our selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We expect to receive net proceeds from this offering of approximately $ million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares in this offering by the selling stockholders.

We intend to use (a) approximately $ million of the net proceeds to us from this offering for the repayment of outstanding indebtedness and (b) approximately $ million of the net proceeds to us from this offering for the payment of accrued dividends to holders of our convertible preferred stock, which holders include certain of our directors and entities controlled or owned by certain of our directors, each as described in “Use of Proceeds.” We anticipate using the balance of the net proceeds to us from this offering, together with cash flow from operations, to fund new store openings and working capital, and for other general corporate purposes. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to shares of our common stock being offered for sale to certain parties designated by us. The number of shares available for sale to the general public in this offering will be reduced to the extent these parties purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Proposed Nasdaq Global Market symbol	MTPK

The number of shares of our common stock to be outstanding after this offering is based on 68,752,821 shares of our common stock outstanding as of February 2, 2008, but excludes:

•	5,397,250 shares of common stock issuable upon exercise of options outstanding as of February 2, 2008 at a weighted average exercise price of $1.25 per share;

•	2,155,246 shares of common stock issuable upon exercise of options granted after February 2, 2008 at a weighted average exercise price of $2.51 per share; and

•

             shares of common stock reserved for future issuance under our stock-based compensation plans, including              shares of common stock reserved for issuance under our 2008 equity incentive plan and              shares of common stock reserved for issuance under our 2008 non-employee directors’ stock option plan, each of which will become effective immediately upon the signing of the underwriting agreement for this offering. The share reserve for our 2008 equity incentive plan will also include (and the number of shares of our common stock outstanding as of February 2, 2008 excludes) the unallocated shares remaining available for issuance under our existing amended and restated stock option plan, as amended, as of the effective date of our 2008 equity incentive plan, plus any shares that thereafter would otherwise revert to our existing amended and restated stock option plan but for its termination. In addition, the share reserves for both of the 2008 plans will be subject to automatic annual increases in accordance with the terms of the plans.

Unless otherwise indicated, the information in this prospectus reflects and assumes:

•

the automatic conversion of all of our outstanding shares of convertible preferred stock (excluding related accrued dividends which will be paid in cash with a portion of the net proceeds to us from this offering) into 36,380,919 shares of common stock immediately prior to the closing of this offering;

•	a -for- reverse stock split of our common stock to be effected prior to the closing of this offering;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares from Metropark and an additional shares from the selling stockholders to cover over-allotments.

SUMMARY FINANCIAL DATA

The summary statement of operations data for the fiscal years ended January 28, 2006, February 3, 2007 and February 2, 2008 and the summary balance sheet data as of February 2, 2008 are derived from our audited financial statements included elsewhere in this prospectus. You should read this summary financial data in conjunction with the financial statements and related notes and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of results for any future period.

	Year Ended
	January 28, 2006	February 3, 2007	February 2, 2008
	(In thousands, except per share and other operating data)
Statement of Operations Data:
Net sales	$11,489	$35,842	$71,616
Cost of goods sold(1)	9,544	27,123	49,649

Gross profit	1,945	8,719	21,967
Selling, general and administrative expenses(1)	4,922	12,276	21,441

Operating (loss) income	(2,977)	(3,557)	526
Interest expense	255	368	347
Interest income	(17)	(147)	(169)
Other financing loss (income)	(43)	(579)	—

(Loss) income from operations before income taxes	(3,172)	(3,199)	348
Provision for income taxes	1	1	194

Net (loss) income	$(3,173)	$(3,200)	$154

Less: convertible preferred stock dividends	310	821	1,285

Net loss attributable to common stockholders	$(3,483)	$(4,021)	$(1,131)

Basic net loss per share(2)	$(0.16)	$(0.18)	$(0.04)
Diluted net loss per share(2)	$(0.16)	$(0.18)	$(0.04)
Weighted average number of shares used in computing basic net loss per share	22,168	22,168	27,261
Weighted average number of shares used in computing diluted net loss per share	22,168	22,168	27,261
Pro forma basic net earnings per share (unaudited)(2)			$0.00
Pro forma diluted net earnings per share (unaudited)(2)			$0.00
Weighted average number of shares used in computing pro forma basic net earnings per share (unaudited)			62,541
Weighted average number of shares used in computing pro forma diluted net earnings per share (unaudited)			63,571

Other Operating Data:
Number of stores, end of period	10	24	38
Comparable store sales increase(3)	67.7%	18.3%	34.2%
Total store square footage, end of period(4)	31,378	71,651	108,683
Square footage per store(4)(5)	3,138	2,985	2,860
Sales per square foot(6)	$577	$660	$804
Net sales per store (in thousands)(7)	$1,799	$2,007	$2,343

(1)	Includes stock-based compensation as follows:

	Year Ended
	January 28, 2006	February 3, 2007	February 2, 2008
	(In thousands)
Cost of goods sold	$—	$27	$87
Selling, general and administrative expenses	—	92	891

Total stock-based compensation expense	$—	$119	$978

For the fiscal year ended January 28, 2006, no stock-based compensation was recorded as we had accounted for employee stock options using the intrinsic value method.

(2)	See note 3 of notes to the financial statements for an explanation of the method used to calculate basic and diluted net loss per share and pro forma basic and diluted net earnings per share.
(3)	Comparable store sales increase: We consider a store comparable beginning on the first anniversary of its first full fiscal month of operation. Based on net sales.
(4)	Total square footage, end of period: Includes retail selling, storage and back office space for all operating stores at the end of the period.
(5)	Square footage per store: Total square footage divided by total number of stores open and operating at the end of period.
(6)	Sales per square foot: Net sales during the period divided by average square footage during the period. For any period, average square footage is (a) the sum of the total square footage at the beginning of the period and at the end of each month in such period, divided by (b) the number of months in the period plus one.
(7)	Net sales per store: Net sales during the period divided by average number of stores during the period. For any period, average number of stores is (a) the sum of the total number of operating stores at the beginning of the period and at the end of each month in such period, divided by (b) the number of months in the period plus one.

	As of February 2, 2008
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,996	$6,996
Restricted cash	1,549	1,549
Working capital(4)	5,337	5,337
Total assets	38,169	38,169
Current and long-term debt, net	4,718	4,718
Convertible preferred stock	29,710	—
Common stock and additional paid-in capital	1,416	31,126
Total stockholders’ equity	20,958	20,958

(1)	The pro forma column in the balance sheet data table above reflects the automatic conversion of all outstanding shares of our convertible preferred stock (excluding accrued dividends which will be paid in cash with a portion of the net proceeds to us from this offering) into an aggregate of 36,380,919 shares of common stock immediately prior to the closing of this offering.
(2)

The pro forma as adjusted column in the balance sheet data table above reflects the pro forma balance sheet data as further adjusted for (a) our receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $              per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; (b) the repayment of outstanding indebtedness as described in “Use of Proceeds”; and (c) the payment of accrued dividends to holders of our convertible preferred stock as described in “Use of Proceeds.” See “Capitalization” and “Use of Proceeds.”

(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, if we change the number of shares offered by us, the net proceeds we receive will increase or decrease by the increase or decrease in the number of shares sold, multiplied by the offering price per share, less estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(4)	Working capital: We define working capital to exclude cash and cash equivalents and restricted cash, and include merchandise inventories, prepaid expenses and other current assets (primarily comprised of tenant allowances, prepaid rent and prepaid supplies), and accounts receivable, reduced by accounts payable, accrued liabilities (primarily for payroll, taxes and for goods and services that we have received but for which we have not been invoiced, as well as gift card liability) and the current portion of capital lease obligations and short-term debt (if any).

The pro forma information discussed above is illustrative only and will vary depending on the actual size and price of this offering and other terms of this offering determined at pricing.

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations and prospects.

Risks Related to Our Business

Our business is highly dependent upon our being able to anticipate, identify and respond to new and changing fashion trends, customer preferences and other related factors.

Fashion trends and customer tastes are volatile and can change rapidly, particularly for our target customer base. Our success depends in large part on our ability to effectively anticipate, identify and respond to changing fashion trends and consumer demands, and to translate market trends into appropriate, saleable product offerings. A small number of our employees, including our divisional merchandise managers, buyers and other members of our merchant, planning and allocation team, including our Chief Executive Officer, are primarily responsible for performing this analysis and making related product purchase decisions. Failure of these employees to anticipate, identify and react appropriately to new and changing trends or tastes or to accurately forecast demand for certain product offerings could lead to, among other things, excess inventories, markdowns and write-offs, which could materially adversely affect us and our brand image. Because our success depends significantly on our image, damage to our brand in particular would have a negative impact on us. There can be no assurance that our new product offerings will be met with the same level of acceptance as our product offerings in the past or that we will be able to adequately and timely respond to the preferences of our target customers. The failure of any new product offerings could materially adversely affect us. In addition, if our vendors perceive that we are not able to respond to changing fashion trends, then they may choose not to sell us merchandise which could cause further damage to our brand image and adversely affect us. Moreover, the loss of the services of any of our divisional merchandise managers, buyers or other members of our merchant, planning and allocation team could adversely affect our ability to offer a compelling product selection for our target customers, as we may not be able to find suitable or qualified personnel to replace them on a timely basis, if at all.

Our growth strategy depends upon our ability to open and operate successfully a significant number of new stores each year in a timely and cost-effective manner.

Our net sales have grown appreciably during the past several years, primarily as a result of the opening of new stores. We intend to continue to pursue our growth strategy for the foreseeable future, and our future operating results will depend largely upon our ability to open and operate successfully a significant number of new stores each year in a timely and cost-effective manner, and to profitably manage a significantly larger business. We plan to open approximately 25 stores (including the five new stores opened as of May 3, 2008) in fiscal year 2008 in both existing and new markets. In fiscal year 2009 and the next several years thereafter, we currently plan to open approximately 25 to 30 new stores annually. We believe that our total store potential in the United States is at least 300 locations, primarily comprised of existing and expected future regional malls, outdoor lifestyle centers and selected street locations in retail-oriented upscale neighborhoods.

Our ability to open and operate new stores successfully depends on many factors including, among others, our ability to:

•	identify suitable store locations primarily in malls, the availability of which is largely outside of our control;

•	negotiate acceptable lease terms, including desired tenant allowances which depend in part on the financial resources of mall operators and developers;

•	obtain or maintain adequate capital resources on acceptable terms;

•	source sufficient levels of inventory at acceptable costs;

•	hire, train and retain an expanded workforce of store managers, Style Consultants and other personnel;

•	successfully integrate new stores into our existing control structure and operations, including information system integration;

•	maintain adequate distribution facility, information system and other operational system capabilities;

•	identify and satisfy the merchandise and other preferences of our customers in new geographic areas and markets; and

•	address competitive, merchandising, distribution and other challenges encountered in connection with expansion into new geographic areas and markets.

Our failure to effectively address challenges such as these could adversely affect our ability to successfully open and operate new stores in a timely and cost-effective manner, and could have a material adverse effect on our business plan, results of operations and financial condition. In addition, our current plan to open approximately 25 stores (including the five new stores opened as of May 3, 2008) in fiscal year 2008 in both existing and new markets, and approximately 25 to 30 new stores annually in fiscal year 2009 and for the next several years thereafter, and our belief that there are at least 300 potential locations in the United States for future stores, are only estimates. The actual number of new stores we open each year and actual number of suitable locations for our new stores could differ significantly from these estimates. Any failure to successfully open and operate new stores in the time frames and at the rates estimated by us, our investors or the securities analysts that follow our common stock, could have a material adverse effect on our business and result in a decline in the price of our common stock.

Our growth strategy will require us to expand and improve our operations and could strain our existing resources and cause the performance of our existing stores to suffer.

We have grown rapidly, with our net sales increasing from $11.5 million for fiscal year 2005 to $71.6 million for fiscal year 2007. We plan to continue our growth and expansion, including opening a significant number of additional stores. Our plans to expand our store base may not be successful and the implementation of these plans may not result in expected increases in our net sales even though they increase our costs. During fiscal year 2007, we spent approximately $8.7 million on capital expenditures, a majority of which related to leasehold improvements and fixtures for the 14 new stores we opened in that fiscal year. Our operating complexity will increase as our store base grows. Such increased complexity will require that we continue to expand and improve our operating capabilities, and grow, train and manage our employee base. We will need to continually evaluate the adequacy of our information and distribution systems and controls and procedures related to financial reporting. Implementing new systems, controls and procedures and any changes to existing systems, controls and procedures could present challenges we do not anticipate and could negatively impact us.

Moreover, we may be unable to hire, train and retain a sufficient number of qualified personnel or successfully manage our growth. In addition, our planned expansion will place increased demands on our existing operational, managerial, administrative and other resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our individual stores and our overall business. Our rapid growth also makes it difficult for us to adequately predict the expenditures we will need to make in the future. This growth may also place increased burdens on our vendors as we will likely increase the size of our merchandise orders. In addition, increased orders may negatively impact our approach of generally striving to minimize the time from purchase order to product delivery, and may increase our inventory-related risk. If we do not make the necessary capital or other expenditures to accommodate our future growth, we may not be successful in our growth strategy. We cannot anticipate all of the demands that our expanding operations will impose on our business, personnel, systems and controls and procedures, and our failure to appropriately address such demands could have a material adverse effect on us.

Increasing the number of stores we operate and expanding into new geographic areas and markets may present challenges that are different from those we currently encounter. Failure to effectively adapt to these new challenges could adversely affect our ability to profitably operate those stores.

To date, though we operate stores in a variety of different geographic locations in the United States, we currently do not significantly differentiate our product offerings. In addition, we currently do not significantly differentiate our general store business plan from store to store. For example, the music and video content for each of our stores is generally uniform and centrally managed and distributed. Moreover, almost all of our stores are currently located in indoor malls and lifestyle centers, and we do not have significant expertise in running stores in other venues. As we expand store locations, we may face challenges that are different from those currently encountered by us. For example, expansion into new geographic areas and markets could result in competitive, merchandising, distribution and other challenges such as the need to differentiate product offerings between stores, tailor our music and video content based on the geographic locale or operate stores in environments other than similar malls and lifestyle centers. In addition, as the number of our stores increases, we may face risks associated with market saturation of our product offerings and concepts. To the extent our new store openings are in markets where we already have stores, we may experience reduced net sales in existing stores in those markets. Our vendors may also restrict their sales to us in new markets to the extent they are already saturating that market with their products through other retailers or their own stores. Finally, there can be no assurance that any newly opened stores will be received as well as, or achieve net sales or profitability levels comparable to those of, our existing stores in the time periods estimated by us, or at all. If our stores fail to achieve, or are unable to sustain, acceptable net sales and profitability levels, our business may be materially harmed and we may incur significant costs associated with closing those stores.

Our failure to meet our staffing needs, especially in light of our growth strategy, could adversely affect our business and our ability to implement our growth strategy.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including store managers and Style Consultants, who understand and appreciate our corporate culture and target customers, and are able to adequately and effectively represent this culture and establish credibility with these customers. We will also need to hire additional finance, accounting and other personnel to provide administrative support to our operations as we implement our growth strategy. Qualified individuals of the requisite caliber, skills and number needed to fill these positions may be in short supply in some geographic areas, and the store employee turnover rate in the retail industry is high. Competition for qualified employees could require us to pay higher wages to attract a sufficient number of suitable employees. If we are unable to hire and retain store personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture, understanding of our target customers and knowledge of the merchandise we offer, our ability to open new stores may be impaired, the performance of our existing and new stores could be materially adversely affected and our brand image may be negatively impacted. We are also dependent upon temporary personnel to adequately staff our stores and distribution facility, with heightened dependence during busy periods such as the back-to-school season and the winter holiday season and when multiple new stores are opening. There can be no assurance that we will receive adequate assistance from our temporary personnel, or that there will be sufficient sources of suitable temporary personnel to meet our demand. If we are unable to find and hire a sufficient number of qualified finance, accounting and other personnel, we may be unable to manage our anticipated growth or meet our public company obligations. In addition, although none of our employees are currently covered by collective bargaining agreements, we cannot guarantee that our employees will not elect to be represented by labor unions in the future, which could increase our labor costs and could subject us to additional risks such as potential work stoppages, interruptions and strikes. Any such failure to meet our staffing needs, any material increases in employee turnover rates, any increases in labor costs or any work stoppages, interruptions or strikes could have a material adverse effect on our business or results of operations.

We will require significant capital to fund our expanding business and execute on our growth strategy.

To support our expanding business and execute on our growth strategy, we will need significant amounts of capital, including funds to pay our lease obligations, build out new store space, purchase inventory, pay personnel, further invest in our infrastructure and facilities, and pay for the increased costs associated with operating as a public company. In particular, payments under the operating leases associated with our stores and our combined headquarters and distribution facility account for a significant portion of our operating expenses.

We primarily depend on cash flow from operations to fund our business and growth plans. If our business does not generate sufficient cash flow from operations to fund these activities, and sufficient funds are not otherwise available to us from the net proceeds we receive from this offering and under our revolving credit facility, we may need additional equity or debt financing. If such financing is not available on satisfactory terms, our ability to run and expand our business or to respond to competitive pressures would be limited and we could be required to delay, significantly curtail or eliminate planned store openings or operations or other elements of our growth strategy. If we raise additional capital by issuing equity securities or securities convertible into equity securities, your ownership may be diluted. Additional debt financing may impose upon us covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, redeem our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Moreover, any borrowings under any future debt financing will require interest payments and need to be repaid or refinanced, and would create additional cash demands and financial risk for us, which could be exacerbated by then-existing business or prevailing financial market conditions.

Our inability to maintain or improve levels of comparable store sales or sales per square foot could cause our stock price to decline.

We may not be able to maintain or improve the levels of comparable store sales that we have experienced historically or replicate or improve our historic sales per square foot in existing or new stores. If our future comparable store sales or sales per square foot decline or fail to meet market expectations, the price of our common stock could decline. In addition, the aggregate results of operations of our stores have fluctuated in the past and can be expected to continue to fluctuate in the future. A variety of factors affect both comparable store sales and sales per square foot, including fashion trends, competition, current national and local economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs, the timing and level of markdowns and weather conditions. In addition, many retailers have been unable to sustain high levels of comparable store growth and sales per square foot during and after periods of substantial expansion. These factors may cause our comparable store sales results to be materially lower than in recent periods and our expectations, which could harm our business and result in a decline in the price of our common stock.

We face intense competition which could adversely affect us and our growth.

The retail apparel and accessory industry is highly competitive. We compete on the basis of a combination of factors, including among others, breadth, quality and style of merchandise offered, in-store experience, level of customer service, ability to identify and offer new and emerging fashion trends, brand image, scalability and price. We compete with a wide variety of large and small retailers for customers, vendors, suitable store locations and qualified personnel. We face competition from major specialty stores that offer their own private label assortment, including Armani Exchange, bebe, Guess? and Lucky Brand. We also face competition from upscale department stores such as Barney’s, Bloomingdale’s, Neiman Marcus, Nordstrom and Saks Fifth Avenue, and specialty boutiques and retailers such as American Rag, Atrium, Big Drop, Fred Segal, Intermix, Kitson, Lisa Kline, Michael K, Planet Funk and The Lounge, which offer specialty products including many of the same brands we offer, to our target customers. In addition, we face competition from some of our vendors who sell their products through their own stores and through the Internet to the retail market and therefore compete with us directly, such as Ed Hardy, Rock & Republic and True Religion. The competitive landscape we face, particularly among specialty boutiques, is subject to rapid change which can affect customer preferences. Many of our competitors have substantially greater name recognition as well as financial, marketing and other resources and therefore may be able to adapt to changes in customer preferences more quickly, devote greater resources to marketing and sale of their products, generate national brand recognition or adopt more aggressive pricing policies than we can. Many of our competitors also utilize advertising and marketing mediums which we do not, including advertising through use of print media, billboards, television and radio, which may provide them with greater brand recognition than us. Some specialty boutiques offer an individualized shopping experience that in some ways is similar to the one we strive to provide to our target customers. Our competitors may seek to emulate facets of our business strategy and in-store experience, which could result in a reduction of any competitive advantage or special appeal that we might possess. Our competitors may also sell certain of the products we sell through the Internet or through outlet or discount stores, increasing the competitive pricing pressure for those products. We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on us. Competitive forces and pressures may intensify as our presence in the retail marketplace grows. Third party sales of counterfeit versions of the merchandise sold by us may also negatively impact our sales.

We do not possess intellectual property rights in many of the elements that comprise our in-store experience. If our competitors duplicate or improve upon some or all of these elements, our competitive position and business could suffer.

We do not possess intellectual property rights in many of the elements that comprise our in-store experience and strengthen our brand, including our use of flat screen monitors, a premium quality audio system, centrally managed audio visual programming, live disc jockey performances, boutique-inspired merchandise displays, the clienteling approach of our Style Consultants and the occasional hosting of “VIP” and other events in our stores. Moreover, a substantial majority of our product offerings are sold to us on a non-exclusive basis. As a result, our current and future competitors may be able to duplicate or improve upon some or all of our retail concept or product offerings that we believe are important in differentiating our stores and our customers’ shopping experience, especially those competitors with significantly greater financial, marketing and other resources than ours. If our competitors duplicate or improve upon some or all of our retail concept, our competitive position and our business could suffer.

Our business depends in part on a strong brand image, and if we are not able to maintain and enhance our brand, we may be unable to attract sufficient numbers of customers to our stores and sell sufficient quantities of our products.

We believe that the brand image we have developed has contributed significantly to the success of our business. We also believe that maintaining and enhancing our brand image is important to maintaining and expanding our customer base. Maintaining and enhancing our brand image may require us to make substantial investments in areas such as merchandising, marketing, store operations, community relations, store promotions and employee training, and these investments may not be successful. Moreover, we do not utilize some of the advertising and marketing mediums used by some of our competitors, including advertising through use of print media, billboards, television and radio. As of May 3, 2008, our stores are located in 37 U.S. cities in 17 states. A primary component of our strategy involves expanding into other geographic markets. As we expand into new geographic markets, we may be unable to develop, and consumers in these markets may not accept, our brand image without significant additional expenditures or at all. Maintaining and enhancing our brand image will depend largely on our ability to offer a differentiated in-store experience to our customers and to continue to provide high quality products and services, which we may not continue to do successfully. In addition, our brand image may also be adversely affected if our public image or reputation is tarnished by negative publicity. The strength of our brand image is also dependent on our ability to successfully market our brand and product offering to our specific customer demographic. To the extent the store and merchandise preferences of these customers change, the popularity of our brand may decline and our business may suffer.

We depend on key personnel and may not be able to retain or replace these individuals or recruit additional qualified personnel, which could harm our business.

We believe that we have benefited substantially from the leadership and experience of our key personnel including our Chief Executive Officer, Renee Bell, our Chief Operating and Financial Officer, Efthimios P. Sotos, and our Founder and Chairman, Orval Madden. The loss of the services of any of our key personnel could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis. In addition, any such departure could be viewed in a negative light by investors and analysts, which could cause our stock price to decline. Our personnel are not subject to any non-compete or non-solicitation obligations in our favor. We do not maintain “key woman” or “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. We do not have employment agreements with any of our employees and employ them on an at-will basis. Their employment can therefore be terminated by us or them at any time. In addition, as our business expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in the retail industry. Our inability to meet our staffing requirements in the future could impair our growth and harm our business.

Our senior management team has limited experience working together as a group, and may not be able to manage our business and growth effectively.

Most of the members of our senior management team, including our Chief Executive Officer, Chief Operating and Financial Officer, Executive Vice President, Store Operations and Vice President

of Real Estate and Construction have been hired for or promoted into their current positions since January 2006. As a result, our senior management team has limited experience working together as a group. This lack of shared experience could harm our senior management team’s ability to quickly and efficiently respond to problems and effectively manage our business and growth. If our management team is not able to work together effectively as a group, our results of operations may suffer and our business may be harmed.

Our short operating history makes it difficult to evaluate our business and prospects.

We were incorporated in November 2003, began operations in January 2004 and opened our first four stores in the fall of 2004. As of May 3, 2008, we operated a total of 43 stores located in 17 different states. We plan to open approximately 25 stores (including the five new stores opened as of May 3, 2008) in fiscal year 2008 in both existing and new markets. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a longer operating history or operated a greater number of stores in a wider variety of geographic locations.

We have many important vendor relationships, and our ability to obtain merchandise, in particular exclusive merchandise, could suffer as a result of any deterioration or change in those relationships or events that adversely affect our vendors.

We have many important vendor relationships that we believe is a competitive advantage. Our financial performance depends in large part on our ability to purchase desired merchandise in sufficient quantities at competitive prices from these and other vendors. In many cases, we obtain exclusives on select products from our vendors for a period of time. Moreover, from time to time, certain of our vendors, with their prior consent, allow us to return certain merchandise purchased from them. However, we generally have no long-term purchase contracts or other contractual assurances of continued supply, pricing or access to new or exclusive products. Moreover, we do not possess the contractual right to return merchandise to vendors. Any of our vendors could discontinue supplying us with desired product in sufficient quantities for a variety of reasons. The benefits we currently experience from our vendor relationships could be adversely affected if they:

•	choose to discontinue selling non-exclusive or exclusive products to us;

•	refuse to allow us to return merchandise purchased from them;

•	raise the prices they charge us;

•	sell similar or identical products to certain of our competitors, many of whom purchase product in significantly greater volume and, in some cases, at lower prices than we do;

•

enter into arrangements with competitors that could impair our ability to sell their products, including by giving our competitors exclusive licensing arrangements or exclusive access to styles, brands and products or limiting our access to such arrangements or styles, brands or products;

•	initiate or expand sales of their products through their own stores or through the Internet to the retail market and therefore compete with us directly; or

•	sell their products through outlet or discount stores, increasing the competitive pricing pressure we face.

Moreover, events that adversely affect our vendors could impair our ability to obtain desired merchandise in sufficient quantities, including our vendors facing difficulties or problems associated with their business, finances, labor, importation of products, costs, production, insurance and reputation. Some of our vendors are small and specialized with limited resources, production capacities and operating histories.

There can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on acceptable terms or at all in the future, especially if we need significantly greater amounts of inventory in connection with the growth of our business. Any inability to acquire suitable merchandise in sufficient quantities and at acceptable prices, in particular exclusive merchandise, due to the loss of or a deterioration or change in our relationship with one or more key vendors, or events harmful to our vendors, may materially adversely affect us.

The success of our business depends on establishing and maintaining good relationships with mall operators and developers, and problems with those relationships could make it more difficult for us to expand to certain sites or implement our strategy.

The success of our business depends on establishing and maintaining good relationships with mall operators and developers. Any restrictions imposed by mall operators on our ability to expand to new store sites, remodel or relocate stores where we feel it necessary, or operate our business in a manner we feel gives us a competitive advantage (for example, occasionally hosting “VIP” and other events in our stores where alcoholic beverages are served and there is dancing and loud music, since our store leases do not expressly permit “VIP” events) could have a material adverse effect on us. If our relations with mall operators or developers become strained, they may refuse to renew our leases for current stores or lease other sites to us for new stores, restrict or impair our ability to operate our stores as planned or limit tenant allowances. If we encounter difficulties in leasing desired store sites, we may face disruptions in our business, may not grow as planned and may not reach certain net sales levels and other operating targets. Damage to our reputation with a particular mall operator or developer could also adversely affect our ability to negotiate new leases with other mall operators and developers. Risks associated with these relationships are more acute given recent consolidation in that industry, and we have seen certain increases in expenses as a result of such consolidation that could continue.

We are subject to risks associated with leasing substantial amounts of space subject to long-term leases, only some of which have early cancellation clauses, and are required to make substantial lease payments under our leases, and any failure to make these lease payments when due would likely harm our business, profitability and results of operations.

We do not own any real estate. Instead, we lease all of our retail store locations, in addition to our headquarters and distribution facility. We occupy our retail stores under operating leases generally with terms of ten years. Some of our leases have early cancellation clauses, which permit the lease to be terminated by us or the landlord if certain sales levels are not met in specific periods. In addition to future minimum lease payments, substantially all of our store leases provide for additional rental payments based on a percentage of net sales, or “percentage rent,” if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Most of our lease agreements have defined escalating rent provisions over the initial term and any extensions. As we expand our store base, our lease expense and our cash outlays for rent under the lease terms will increase. Our substantial operating lease obligations could have significant negative consequences, including:

•	requiring that a substantial portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete; and

•	limiting our ability to obtain additional financing.

Any of these consequences could place us at a disadvantage with respect to our customers. We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these expenses and needs, and sufficient funds are not otherwise available to us from the net proceeds we receive from this offering and under our revolving credit facility, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or to fund our other liquidity and capital needs, which would harm our business.

Additional sites that we lease may be subject to long-term non-cancelable leases. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. In addition, as our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could require us to close stores in desirable locations. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close would materially adversely affect us.

Our ability to attract customers to our mall-based stores depends heavily on the success of the shopping malls in which they are and will be located. Any decrease in customer traffic in these malls could cause our net sales to be less than expected.

Nearly all of our stores are located in malls, and our planned expansion is predominantly in malls. In order to generate sufficient customer traffic, we depend heavily on locating our stores in prominent locations within successful shopping malls. Net sales at these stores are derived, to a significant degree, from the volume of traffic in those malls. Our stores benefit from the ability of a mall’s other tenants to generate consumer traffic in the vicinity of our stores and the continuing popularity of malls as shopping and leisure destinations. Our sales volume and mall traffic generally may be adversely affected by, among other things, economic downturns nationally or in a particular area, competition from Internet retailers, our vendors, non-mall retailers and other malls, increases in gasoline prices, changes in consumer demographics in a particular market, a decrease in popularity of malls, the closing or decline in popularity of other stores in the malls in which our stores are located or a deterioration in the financial condition of mall operators or developers which could, for example, limit their ability to finance tenant improvements for us and other retailers. A reduction in mall traffic as a result of these or any other factors, or our inability to obtain or maintain prominent store locations within malls, could have a material adverse effect on us.

Our business is particularly sensitive to consumer spending, economic conditions and geo-political factors.

Consumer purchases of discretionary retail items and specialty retail products, including our products, may be affected by economic conditions such as employment levels, salary and wage levels, the availability of consumer credit, interest rates, taxation, fuel prices and consumer confidence in future economic conditions. Such consumer purchases may decline during recessionary periods or at other times when disposable income is lower. These risks may be exacerbated for retailers such as Metropark that focus on selling premium-priced, discretionary fashion merchandise at full price. A prolonged economic downturn could have a material adverse impact on our business and growth. There is a risk that consumer sentiment may decline due to national or regional economic and geo-political factors completely out of our control leading to a decrease in discretionary purchases. A slowdown in the economy or an uncertain economic outlook could cause a decrease in mall traffic or new mall development, each of which could materially adversely affect us.

Our net sales and inventory levels fluctuate on a seasonal basis or due to store events or promotions, leaving our operating results particularly susceptible to changes in holiday shopping patterns and related risks.

Our net sales are typically disproportionately higher in the third and fourth fiscal quarters of each fiscal year due to increased net sales during the back-to-school and winter holiday shopping seasons. Net sales during these periods cannot be used as an accurate indicator of annual results. Our net sales in the first two fiscal quarters are typically lower than in our third and fourth fiscal quarters due, in large part, to the traditional retail upswing during the back-to-school and winter holiday seasons. Likewise, as is the case with many retailers of apparel, accessories and gifts, we typically experience lower net sales in the first fiscal quarter relative to other quarters. Any significant decrease in net sales during the back-to-school or winter holiday seasons would have a material adverse effect on us. In addition, in order to prepare for these seasons, we must order and keep in stock significantly more merchandise than we carry during other parts of the year. This inventory build-up may require us to borrow under our credit facility. Any unanticipated decrease in demand for our products during these peak shopping seasons could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, profitability, ability to repay any indebtedness and our brand image with customers. In addition, we may experience variability in net sales as a result of a variety of other factors, including the timing of new store openings, store events, promotions or other marketing activities, which may cause our results of operations to fluctuate on a quarterly basis and relative to prior year periods.

We may face risks and uncertainties in connection with the packaging and distribution of our merchandise, including those associated with the proper functioning of our distribution facility, our reliance on temporary employees and our reliance on United Parcel Service, any of which could negatively impact our net sales and business.

Our headquarters are located in City of Industry, California. In April 2008, we entered into a lease for a new combined headquarters and distribution facility located in Commerce, California. We transitioned our distribution activities into this new facility in May 2008 and anticipate moving the rest of our corporate activities into this new facility by fall 2008. Our distribution facility supports our entire business, as all of our merchandise is shipped to the distribution facility from our vendors, and then packaged and shipped from our distribution facility to our stores. This facility is also utilized for fulfillment of Internet orders. California is subject to natural disasters, such as earthquakes, fires and floods, and other catastrophic events. If we encounter difficulties associated with our combined facility or if it were to shut down for any reason, we could face shortages of inventory, resulting in “out-of-stock” conditions in our stores, and incur significantly higher costs and longer lead times associated with distributing our products to our stores and in fulfilling Internet orders. This could have a material adverse effect on our business and harm our reputation. Moreover, we are dependent upon temporary associates to adequately staff our distribution facility, with heightened dependence during busy periods such as the winter holiday season and when multiple new stores are opening. There can be no assurance that we will continue to receive adequate assistance from our temporary associates, or that there will continue to be sufficient sources of temporary associates.

In addition, we currently rely on United Parcel Service Inc. for substantially all of our product shipments, including shipments to and from all of our stores. Our utilization of its delivery services for shipments (or those of any other shipping company we may elect to use) is subject to risks, including increases in gasoline prices which would increase our shipping costs, and employee strikes and inclement weather which may impact the shipping company’s ability to provide delivery services that adequately meet our shipping needs. If we change shipping companies, we could face logistical difficulties that could adversely affect deliveries and we would incur costs and expend resources in connection with the change. Moreover, we may not be able to obtain terms as favorable as those received from United Parcel Service which in turn would increase our costs. We also face shipping and distribution risks and uncertainties associated with the move of our combined headquarters and distribution facility.

Difficulties or delays in completing the move into our new headquarters, which includes our distribution facility, could increase our expenses and have a material adverse effect on our business.

In April 2008, we entered into a lease for a new combined headquarters and distribution facility located in Commerce, California. We transitioned our distribution activities into this new facility in May 2008 and anticipate moving the rest of our corporate activities into this new facility by fall 2008. We may encounter difficulties or delays in connection with the move to our new facility, including problems in getting the new facility operational, delays in the completion of any tenant improvements, disruptions in our business caused by the move, and damage to or loss of inventory, equipment and other property. Any delays in completing the move into our new headquarters and distribution facility could also cause us to incur additional expenses.

We rely significantly on information systems and any failure, inadequacy, interruption or security failure of those systems could harm our ability to effectively operate our business.

Our ability to effectively manage and maintain our inventory, and to ship products to our stores and our customers on a timely basis, depends significantly on our information systems, including our Connected Retailer suite of products from a subsidiary of Epicor Software Corporation, NSB Retail Solutions, Inc., or NSB, including its store point-of-sale, or POS, system. We believe that utilizing this suite of products has allowed us to avoid the expense associated with internally developing and managing our own hardware and software systems. We also rely on a customer traffic tracking and reporting technology provided by ShopperTrack RCT Corporation. See “Business—Management Information Systems.” To manage growth of our operations and personnel, we will need to continue to improve and expand our operational and financial systems, transaction processing, and internal controls and business processes, and in doing so, we could encounter transitional issues and incur substantial additional expenses. If we are unable to maintain our current relationships with NSB and ShopperTrack RCT Corporation, there is no assurance that we will be able to locate replacements on a timely basis or on acceptable terms. The failure of our information systems to operate effectively, problems with transitioning to upgraded or replacement systems or expanding them into new stores, or a breach in security of these systems could adversely impact the promptness and accuracy of our merchandise distribution, transaction processing, financial accounting and reporting, the efficiency of our operations and our ability to properly forecast earnings and cash requirements. We could be required to make significant additional expenditures to remediate any such failure, problem or breach. Such events may have a material adverse effect on us.

System security risk issues could disrupt our internal operations or information technology services, and any such disruption could harm our net sales, increase our expenses, and harm our reputation and stock price.

Experienced computer programmers and hackers, or even internal users, may be able to penetrate our network security or that of NSB and misappropriate our confidential information or that of third parties, create system disruptions or cause shutdowns. As a result, we could incur significant expenses addressing problems created by security breaches of our network. This risk is heightened because we collect and store customer information for marketing purposes. Any compromise of customer information could subject us to customer or government litigation and harm our reputation which could adversely affect our business and growth. Moreover, we could incur significant expenses or disruptions of our operations in connection with system failures or breaches. In addition, sophisticated hardware and operating system software and applications that we procure from third parties, including that of NSB or ShopperTrack RCT, may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the systems. Since February 2006, we have implemented NSB’s Connected Retailer suite of products, which we deployed as an Internet-based software as a service (SaaS) client. We believe we were one of the first NSB clients to implement these products in this fashion. The costs to us to eliminate or alleviate security problems, viruses and bugs, or any problems associated with the outsourced services provided by NSB, could be significant, and the efforts to address these problems could result in interruptions, delays or cessation of service that may impede our sales, distribution or other critical functions.

Technology and other risks associated with our Internet sales could hinder our overall financial performance.

We sell merchandise over the Internet through the website www.metroparkusa.com. Although our online sales comprised less than 2% of our total net sales annually since inception, we expect our online operations to continue to grow over time. These operations are subject to numerous risks and pose risks to our overall business, including among others, risks related to: the hiring, retention and training of qualified personnel to conduct our Internet operations; diversion of sales from our stores; rapid technological change and the need to invest in additional computer hardware and software to support Internet sales; liability for online content; failure of computer hardware and software, including computer viruses, telecommunication failures, online security breaches and other disruptions; consumer privacy concerns; governmental regulation; problems associated with any related international sales; and credit card fraud. There can be no assurance that our Internet operations will achieve net sales and profitability levels that justify our investment in them. Moreover, we are currently responsible for managing inventory and shipping related to our Internet business. Failure to properly manage this inventory and shipping logistics, especially if Internet sales volume increases as our business continues to grow, could adversely affect our business and reputation. Overestimates of inventory needed for Internet sales could result in an accumulation of excess inventory and result in substantial markdowns which could also have a material adverse effect on our business, results of operations and financial condition, and on our reputation.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Nasdaq Stock Market Rules, or Nasdaq rules. The requirements of these rules and regulations will significantly increase our legal and financial compliance costs, including costs associated with the hiring of additional personnel, make some activities more difficult, time-consuming or costly, and may also place undue strain on our personnel, systems and resources. The Exchange Act will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition.

The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently. We have not begun documenting or testing our internal control procedures in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404. Section 404, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments beginning with fiscal year 2009. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify material weaknesses, significant deficiencies or other areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, require the hiring of additional finance, accounting and other personnel, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could cause the market value of our common stock to decline.

In accordance with Nasdaq rules, we will be required to maintain a majority independent board of directors. We also expect that the various rules and regulations applicable to public companies will make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be deemed independent for purposes of Nasdaq rules, and officers will be significantly curtailed.

There is a risk we could acquire merchandise without full rights to sell it, which could lead to disputes or litigation and hurt our financial performance and stock price.

We purchase licensed merchandise from a number of suppliers who hold manufacturing and distribution rights under the terms of certain licenses. We generally rely upon vendors’ representations concerning manufacturing and distribution rights and do not independently verify whether these vendors legally hold adequate rights to licensed properties that they are manufacturing or distributing. In the past, we have received letters from third parties claiming licensing rights to merchandise we purchased from other vendors. If a third party claims to have licensing rights with respect to merchandise we purchased from another vendor, or we acquire unlicensed merchandise, we could be obligated to remove such merchandise from our stores, incur costs associated with destruction of merchandise if the distributor is unwilling or unable to reimburse us, and be subject to liability under various civil and criminal causes of action, including actions to recover unpaid royalties and other damages. Any of these results could harm our brand image and have a material adverse effect on our business and growth.

There are litigation and other claims against us from time to time, which could distract management from our business activities and result in significant liability.

As a growing company with expanding operations, we increasingly face the risk of litigation and other claims against us. Litigation and other claims may arise in the ordinary course of our business and include employee claims, commercial disputes, intellectual property issues and product-oriented allegations. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and which could require significant management time. Litigation and other claims against us could result in unexpected expenses and materially adversely affect our operations and our reputation.

Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or change the way we do business.

In addition to increased regulatory compliance requirements, changes in laws could make ordinary conduct of our business more expensive or require us to change the way we do business. For example, changes in federal and state minimum wage laws could raise the wage requirements for certain of our associates, which would likely cause us to reexamine our entire wage structure for stores. Other laws related to employee benefits and treatment of employees, including laws related to limitations on employee hours, supervisory status, leaves of absence, mandated health benefits or overtime pay, could also negatively impact us, such as by increasing compensation and benefits costs for overtime and medical expenses. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. For example, in December 2007, we and a number of other companies entered into a settlement agreement in connection with a lawsuit brought based on California’s Proposition 65. In connection with that settlement, we agreed to recall certain of our jewelry containing lead, refrain from selling certain merchandise containing certain specified amounts of lead in the future and pay an immaterial fee. It is often difficult for us to plan and prepare for potential changes to applicable laws and future actions or payments related to such changes could be material to us.

Our business could suffer if a vendor or manufacturer fails to use acceptable labor practices.

Though we require each of our vendors to sign a vendor routing guide that requires acceptable labor practices, we do not control or audit our vendors or the manufacturers that produce the merchandise we sell. Some of these parties are small and may not have adequate procedures in place to assure compliance with applicable labor and other laws. The violation of such labor or other laws by any of our vendors or these manufacturers, or the divergence of the labor practices followed by any of our vendors or these manufacturers from those generally accepted as ethical in the United States, could interrupt, or otherwise disrupt, the shipment of finished products to us or damage our reputation and/or subject us to boycotts by our customers or activist groups. In that regard, many of the products sold in our stores are manufactured outside of the United States, which may increase the risk that the labor practices followed by the manufacturers of these products may differ from those considered acceptable in the United States.

The terms of our revolving credit facility impose operating and financial restrictions on us that may impair our ability to respond to changing business and economic conditions. This impairment could have a significant adverse impact on our business.

We have a $5 million revolving credit facility that can be increased to up to $10 million with Wells Fargo Retail Finance, LLC, which we use to finance the acquisition of working capital assets, including the purchase of inventory and equipment, and for the issuance of letters of credit, capital expenditures and other general corporate purposes. The revolving credit facility contains a number of restrictions and affirmative and negative covenants, such as the requirement to establish a blocked concentration account with Wells Fargo Bank where all collections, including but not limited to, all accounts receivable and proceeds from asset sales, will be deposited as well as certain restrictions on liens, investments, additional indebtedness, fundamental changes, dispositions, dividends or stock repurchases, changes in the nature of our business and transactions with affiliates. In addition, our obligations under the revolving credit facility are secured by almost all of our personal property, including, among other things, our inventory, equipment and fixtures. Our ability to comply with these restrictions and covenants may be affected by events beyond our control. A breach of any of these restrictions and covenants could result in a default under the revolving credit facility. If a default occurs, the lender may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable. If we are unable to repay outstanding borrowings when due, whether at their maturity or if declared due and payable by the lender following a default, the lender has the right to proceed against the collateral granted to it to secure the indebtedness. As a result, any breach of these restrictions and covenants could have a material adverse effect on us. There can be no assurance that we will not breach any of the restrictions and covenants in our revolving credit facility or any other debt agreements we may enter into in the future and, if a breach occurs, there can be no assurance that we will be able to obtain necessary waivers or amendments from the lender. The restrictions contained in our revolving credit facility could: (1) limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and (2) adversely affect our ability to finance our operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that would be in our interest.

War, terrorism, epidemics and other catastrophic events could negatively impact our customers and places where we do business, and increase our expenses, all of which could harm our business.

The effects of war, acts of terrorism, epidemics and other catastrophic events could have a material adverse effect on us. For example, the continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause further disruptions and create further uncertainties. To the extent that such disruptions or uncertainties negatively impact shopping patterns, mall traffic or commercial transportation, or adversely affect consumer confidence or the economy in general, we could be materially adversely affected.

Our combined headquarters and distribution facility, and a significant number of our stores, are located in California. If we experience a sustained disruption in energy supplies, or if electricity and gas costs in California fluctuate dramatically, our results of operations could be materially adversely affected. California is also subject to natural disasters such as earthquakes, fires and floods. A significant natural disaster or other catastrophic event affecting our facilities could have a material adverse impact on us.

Certain of our promotional events may expose us to increased liability, or harm our relationships with mall operators and developers or our image.

On occasion, we host “VIP” and other events in our stores where alcoholic beverages are served accompanied by dancing and loud music. Our store leases do not expressly permit VIP events and failure to obtain landlord consent for these events may result in claims from mall operators and developers. We may face difficulties obtaining and maintaining applicable permits related to these events which could restrict our ability to host them. In addition, though we obtain certain insurance coverage related to these events, there is no assurance such insurance would be adequate to cover any suits or liability resulting from these events, including with respect to injuries to customers or event attendees. Regardless of whether any related claim against us is valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage could materially and adversely affect our financial condition or results of operations. Moreover, any adverse publicity resulting from actual or alleged problems at these events may also materially adversely affect our business, reputation or prospects. In addition, how the “VIP” or other events are conducted or any negative situations that occur as a result of the events, including disruption of mall activity or complaints from mall customers or other retailers, could harm our relationships and reputation with mall operators and developers.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

We may consider strategic transactions, such as strategic affiliations and partnerships with other companies. Additional potential transactions we may consider include a variety of different business arrangements, including acquisitions of companies, asset purchases, spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could harm our operations and financial results. Moreover, problems encountered by any company with whom we establish a strategic affiliation or partnership could materially harm us and our brand image.

Problems associated with the production and sale of our merchandise carrying the “Metropark” label could negatively impact our net sales and brand image.

We sell a limited number of items carrying the “Metropark” label and exclusives from certain vendors that use our company name. The sale of this merchandise is subject to a number of risks, including:

•	failure to purchase merchandise that appeals to our target customers;

•	mechanical, labor and other problems associated with merchandise production;

•	problems with the quality of the merchandise;

•	claims of infringement of others’ proprietary rights;

•	the cost of raw material used to produce our merchandise rising, thereby increasing our costs;

•	failure of the manufacturers of this merchandise to comply with applicable labor or other laws or divergence by them from labor practices generally accepted as ethical in the United States; and

•	a failure to appropriately offer the correct mix of this merchandise and branded merchandise.

One or more of these risks could have a negative impact on our net sales and profitability, and could harm our brand image. Any problems with merchandise carrying the “Metropark” label or exclusives from certain vendors that use our company name may result in our vendors limiting or restricting the availability of their branded merchandise for sale in our stores.

We may be unable to protect our trademarks and other intellectual property rights.

We are not aware of any claims of infringement or challenges to our right to use any of our trademarks and service marks in the United States. Nevertheless, there can be no assurance that the limited actions we have taken to establish and protect our trademarks and service marks will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks, service marks and proprietary rights of others. Also, others may assert rights in, or ownership of, our trademarks and other proprietary rights or claim that we are infringing on their proprietary rights, and we may not be able to successfully resolve these types of conflicts to our satisfaction. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.

We have incurred significant net operating loss carryforwards that we may not be able to fully use.

As of February 2, 2008, we had federal and state net operating loss carryforwards of $4.3 million and $3.5 million, respectively. Under Section 382 of the Internal Revenue Code of 1986, as amended, substantial changes in our ownership as a result of this offering or otherwise may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income. Our current belief that our net operating carryforwards will not be limited in the foreseeable future is based on a preliminary analysis. We have not yet completed our formal analysis of the relevant provisions of Section 382, and any limitations under Section 382 could significantly reduce our ability to utilize the benefit of our net operating loss carryforwards in the future before they expire.

We will record substantial expenses related to our issuance of stock-based compensation, which may have a negative impact on our operating results for the foreseeable future.

Effective January 29, 2006, we adopted the provisions of FASB Statement of Financial Accounting Standards, or SFAS, 123(R), Share-Based Payment, for stock-based compensation. Our stock-based compensation expenses are expected to be significant in future periods, which will have an adverse impact on our operating and net income. SFAS No. 123(R) requires the use of subjective assumptions, including the option’s expected life and the price volatility of our common stock. Changes in the subjective input assumptions can materially affect the amount of our stock-based compensation expense. In addition, an increase in the competitiveness of the market for qualified employees could result in an increased use of stock-based compensation awards, which in turn would result in increased stock-based compensation expense in future periods.

Risks Related to this Offering and Ownership of Our Common Stock

There may not be a viable public market for our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our common stock after this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on The Nasdaq Global Market or otherwise or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	fashion trends and changes in consumer preferences;

•	calendar shifts of holiday or seasonal periods;

•	market conditions or trends in our industry or the economy as a whole and, in particular, in the retail sales environment;

•	the timing of new store openings and the relative proportion of our new stores to mature stores;

•	the performance and successful integration of any new stores that we open;

•	changes in our merchandise mix and popularity of our vendors;

•	timing of promotional events;

•	changes in key personnel;

•	entry into new markets;

•	our levels of comparable store sales or sales per square foot;

•	announcements by us or our competitors of new product offerings or significant acquisitions;

•	actions by competitors or other mall tenants;

•	weather conditions, particularly during the holiday shopping period;

•	the level of pre-opening expenses associated with our new stores;

•	the level of remodeling expenses associated with our stores;

•	inventory shrink beyond our historical average rates;

•	changes in operating performance and stock market valuations of other retail companies;

•

the public’s response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission and announcements relating to litigation;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

•	ratings downgrades by any securities analysts who follow our common stock;

•	the development and sustainability of an active trading market for our common stock;

•	future sales of our common stock by our officers, directors and significant stockholders;

•	other events or factors, including those resulting from war, acts of terrorism, natural disasters or responses to these events; and

•	changes in accounting principles.

In addition, the stock markets, and in particular the Nasdaq Global Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock or securities convertible into our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock or securities convertible into our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                  outstanding shares of common stock based on the number of shares outstanding as of                     , 2008. This includes the shares that we are selling in this offering, which may be resold in the public market immediately unless held by an affiliate of ours. Of the remaining              shares,              shares may be sold upon the expiration of lock-up agreements at least 180 days after the date of this prospectus and the remaining shares may be sold after the expiration of lock-up agreements, at least 180 days after the date of this prospectus pursuant to Rule 144 or Rule 701 under the Securities Act of 1933, as amended, or the Securities Act, as more fully described in the “Shares Eligible for Future Sale” section of this prospectus.

Number of shares and % of total outstanding	Date available for sale into public market
Immediately after this offering.

180 days after the date of this prospectus due to contractual obligations and lock-up agreements between the holders of these shares and the underwriters. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time, provided their respective six-month holding periods have expired.

From time to time after the date 180 days after the date of this prospectus upon expiration of their respective six-month holding periods.

As of                     , 2008, stockholders owning 68,717,876 shares of our common stock, including shares of common stock issuable upon the automatic conversion of our convertible preferred stock, are entitled, under certain circumstances, to require us to register our securities owned by them for public sale pursuant to a registration rights agreement by and among us and these stockholders. Moreover, we also intend to register all shares of common stock that we may issue after this offering under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described above and in the “Underwriting” section of this prospectus.

If a large number of shares of our common stock or securities convertible into our common stock are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common stock, impede our ability to raise future capital and make it more difficult for you to sell your stock.

Anti-takeover provisions in our charter documents and Delaware law might delay and discourage acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval, and which may include rights superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $             per share, because the initial public offering price of $             is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. See the “Dilution” section of this prospectus.

Our existing principal stockholders, executive officers and directors will continue to have substantial influence over the company after the closing of this offering, which may prevent you and other stockholders from affecting significant corporate decisions and may harm the market price of our common stock.

Upon the closing of this offering, assuming no exercise of the underwriters’ over-allotment option and including stock options that are exercisable within 60 days of                     , 2008, our existing principal stockholders, executive officers and directors, together with their affiliates, will beneficially own, in the aggregate, approximately     % of our outstanding common stock. These stockholders may have interests that conflict with yours and, if acting together, have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, may have the ability to control our management and affairs. Accordingly, this concentration of ownership may harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Because management has broad discretion as to the use of the net proceeds from this offering, you may not agree with how we use them, and such proceeds may not be applied successfully.

Our management will have considerable discretion over the use of the net proceeds to us from this offering. We intend to use approximately $             million of the net proceeds to us from this offering for the repayment of outstanding indebtedness and payment of accrued dividends to holders of our convertible preferred stock, which holders include certain of our directors and entities controlled or owned by certain of our directors, as described in “Use of Proceeds.” We anticipate using the balance of the net proceeds to us from this offering, together with cash flow from operations, to fund new store openings and working capital, and for other general corporate purposes.

Our management will have broad discretion in the application of the net proceeds to us from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock. You will be relying on the judgment of our management concerning these uses and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Management” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” “will,” or the negative or plural of these words and other comparable terminology. Forward-looking statements made herein include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate, identify and respond to the needs of our target customers;

•	our ability to expand our business, open new stores and attract new customers;

•	our ability to manage operations at our current size or manage our anticipated growth and expansion into new markets effectively;

•	our ability to finance our growth and maintain sufficient levels of cash flow;

•	our ability to meet increased staffing needs;

•	our ability to maintain or improve levels of comparable store sales or sales per square foot;

•	our ability to compete in our industry;

•	our ability to maintain what we believe is a distinctive in-store experience;

•	our ability to effectively market and maintain a positive brand image;

•	our reliance on our key personnel;

•	the ability of our senior management team to work effectively together;

•	our ability to establish and maintain good relationships with vendors and mall operators and developers;

•	our ability to manage seasonality and related risks;

•	our ability to effectively distribute our products and operate our distribution facility;

•	our ability to successfully transition to our new combined headquarters and distribution facility;

•	our ability to manage and maintain our information systems;

•	our ability to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act and effectively operate as a public company;

•	our ability to protect our confidential information and intellectual property rights;

•	our ability to avoid infringement of the intellectual property of others;

•	the effects of government regulation and changing laws;

•	changes in general economic and market conditions, including as a result of natural disasters, political or military unrest, or terrorist attacks;

•	our ability to utilize net operating loss carryforwards; and

•	our expectations regarding the use of the net proceeds to us from this offering.

These forward-looking statements are subject to risks, uncertainties and assumptions about us. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, operating results, business strategy, short-term and long-term business operations and objectives, and financial needs. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. You should specifically consider the numerous risks outlined under “Risk Factors” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the Securities and Exchange Commission completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $             million, based on the assumed initial public offering price of $              per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $             million, based on the assumed initial public offering price of $              per share (the mid-point of the price range set forth on the cover page of this prospectus). We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including any shares sold by the selling stockholders in connection with the exercise of the underwriters’ option to purchase additional shares.

Our principal purposes for this offering are to fund new store openings and working capital, for other general corporate purposes, to establish a public market for our common stock and to facilitate our future access to public capital markets.

In addition, we anticipate using approximately $              million of the net proceeds to us from this offering for the repayment of all principal and accrued interest owed under an aggregate of $4.5 million in principal amount of subordinated notes issued by us to various partnership entities managed by Bricoleur Capital Management, LLC, which partnership entities in the aggregate are among our principal stockholders and are affiliates of one of our directors. These notes bear interest at a non-compounding fixed rate of 6.0% per annum, with interest payments due quarterly. The notes are due and payable at the earlier of January 31, 2010 or in the event of an initial public offering by us. Borrowings under these notes that are repaid are not subject to reborrowing. We have calculated accrued interest to be paid based on an assumed repayment date of                     , 2008. The actual amount of accrued interest will depend upon the actual date of repayment which is anticipated to take place shortly after the closing of this offering.

We also anticipate using approximately $             million of the net proceeds to us from this offering for the payment of accrued dividends to holders of our convertible preferred stock, including certain of our directors and entities controlled or owned by certain of our directors. The convertible preferred stock accrues dividends at a rate of 5.0% per annum. We have calculated accrued dividends to be paid based on an assumed payment date of                             , 2008. The actual amount of accrued dividends will depend upon the actual date of payment which is anticipated to take place shortly after the closing of this offering.

We will have broad discretion in the way we use the remaining net proceeds to us.

Pending use of the net proceeds from this offering described above, we intend to invest the net proceeds in interest bearing obligations with maturities of up to 12 months, including investment-grade instruments, certificates of deposit and/or direct or guaranteed obligations of the U.S. government.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, if we change the number of shares offered by us, the net proceeds we receive will increase or decrease by the increase or decrease in the number of shares sold, multiplied by the offering price per share, less estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The amount and timing of what we actually spend may vary significantly and will depend on a number of factors, including our future net sales and cash generated by operations and the other factors described in the “Risk Factors” section.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We anticipate using approximately $             million of the net proceeds to us from this offering for the payment of accrued dividends to holders of our convertible preferred stock. After this offering, we intend to retain all available funds and any future earnings to support the operation of and to finance the growth and development of our business. We do not anticipate paying any cash dividends on our common stock for the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with certain covenants under our revolving credit facility, which restricts or limits our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of February 2, 2008 on:

•	an actual basis;

•

a pro forma basis to give effect to the automatic conversion of all outstanding shares of convertible preferred stock (excluding accrued dividends which will be paid in cash with a portion of the net proceeds to us from this offering) into an aggregate of 36,380,919 shares of common stock immediately prior to the closing of this offering; and

•

a pro forma as adjusted basis to give further effect to (a) the filing of our amended and restated certificate of incorporation; (b) our receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; (c) the repayment of outstanding indebtedness as described in “Use of Proceeds”; and (d) the payment of accrued dividends to holders of our convertible preferred stock as described in “Use of Proceeds.” See “Capitalization” and “Use of Proceeds.”

You should read the following table in conjunction with the sections of this prospectus captioned “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus.

	February 2, 2008
(In thousands, except share and per share data)	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)
Long-term debt and capital lease obligations, including current portion, net	$4,718	$4,718
Stockholders’ equity:
Convertible preferred stock, $.0001 par value; 57,300,000 shares authorized, 39,863,319 shares issued and outstanding, actual; $.0001 par value, 10,000,000 shares authorized, no shares designated, issued or outstanding, pro forma; $.001 par value, 10,000,000 shares authorized, no shares designated, issued or outstanding, pro forma as adjusted	29,710	—
Common stock, $.0001 par value; 103,300,000 shares authorized, 32,371,902 shares issued and outstanding, actual; $.0001 par value 103,300,000 shares authorized, 68,752,821 shares issued and outstanding, pro forma; $.001 par value, 200,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	3	7
Additional paid-in capital	1,413	31,119
Accumulated deficit	(10,168)	(10,168)

Total stockholders’ equity	20,958	20,958

Total capitalization	$25,676	$25,676

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             million, assuming the number of shares offered by

us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, if we change the number of shares offered by us, the net proceeds we receive will increase or decrease by the increase or decrease in the number of shares sold, multiplied by the offering price per share, less underwriting discounts and offering expenses. The pro forma as adjusted information discussed above is illustrative only and will vary based on the actual number of shares sold and the initial public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock outstanding as of February 2, 2008 excludes the following:

•	5,397,250 shares of common stock issuable upon exercise of options outstanding as of February 2, 2008 at a weighted average exercise price of $1.25 per share;

•	2,155,246 shares of common stock issuable upon exercise of options granted after February 2, 2008 at a weighted average exercise price of $2.51 per share; and

•

            shares of common stock reserved for future issuance under our stock-based compensation plans, including              shares of common stock reserved for issuance under our 2008 equity incentive plan and              shares of common stock reserved for issuance under our 2008 non-employee directors’ stock option plan, each of which will become effective immediately upon the signing of the underwriting agreement for this offering. The share reserve of our 2008 equity incentive plan will also include (and the number of shares of our common stock outstanding as of February 2, 2008 excludes) the unallocated shares remaining available for issuance under our existing amended and restated stock option plan, as amended, as of the effective date of our 2008 equity incentive plan, plus any shares that thereafter would otherwise revert to our existing amended and restated stock option plan but for its termination. In addition, the share reserves of both of the 2008 plans will be subject to automatic annual increases in accordance with the terms of the plans.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

The historical net tangible book value of our common stock as of February 2, 2008 was approximately $21.0 million, or approximately $0.65 per share of common stock, based on the number of shares of common stock outstanding as of February 2, 2008. Historical net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding as of February 2, 2008 . Our pro forma net tangible book value as of February 2, 2008 of approximately $21.0 million, or $0.30 per share of our common stock, represents our historical net tangible book value as of February 2, 2008, giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 36,380,919 shares of common stock immediately prior to the closing of this offering.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to (1) the sale of common stock by us in this offering at an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (2) the use of the net proceeds to us from this offering as described in “Use of Proceeds,” our pro forma net tangible book value as of February 2, 2008 would have been approximately $             million, or approximately $             per share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to existing common stockholders, and an immediate dilution of $             per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share, the mid-point of the price range set forth on the cover page of this prospectus			$
Historical net tangible book value per share as of February 2, 2008		$0.65
Pro forma net tangible book value per share as of February 2, 2008		$0.30
Increase in pro forma net tangible book value per share attributable to investors participating in this offering	$

Pro forma net tangible book value per share after this offering			$

Dilution per share to investors participating in this offering			$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value per share after this offering by $             per share and the dilution in pro forma net tangible book value per share to investors in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, if we change the number of shares offered by us, the net proceeds we receive will increase or decrease by the increase or decrease in the number of shares sold, multiplied by the offering price per share, less estimated underwriting discounts and offering expenses, and increase or decrease our pro forma net tangible book value per share and the dilution in pro forma net tangible book value per share to investors participating in this offering.

If the underwriters exercise their option in full to purchase              additional shares of common stock in this offering, based on              shares sold by us pursuant to such option, our pro forma net tangible book value per share after this offering would be $             per share, the increase in our pro

forma net tangible book value per share to existing stockholders would be $             per share and the dilution in pro forma net tangible book value per share to investors participating in this offering would be $             per share.

The following table summarizes, on a pro forma basis as of February 2, 2008, the differences between the number of shares of common stock purchased from us, the total consideration, which includes cash received from the exercise of stock options, and the average price per share paid by existing stockholders and by investors participating in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus. This data does not give effect to the approximately $                     million in aggregate dividends to be paid to holders of our convertible preferred stock with net proceeds to us from this offering.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(In thousands)
Existing stockholders before this offering			%	$		%	$
Investors participating in this offering
Total		100%			100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering by $             million, or increase (decrease) the percent of total consideration paid by investors participating in this offering by     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares, no exercise of any outstanding options and no sale of common stock by the selling stockholders. The sale of              shares of common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to             , or     % of the total shares outstanding, and will increase the number of shares held by investors participating in this offering to             , or     % of the total shares outstanding. In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders will be further reduced to     % of the total number of shares of common stock to be outstanding upon the closing of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to             shares or     % of the total number of shares of common stock to be outstanding upon the closing of this offering.

The number of shares of our common stock outstanding as of February 2, 2008 excludes the following:

•	5,397,250 shares of common stock issuable upon exercise of options outstanding as of February 2, 2008 at a weighted average exercise price of $1.25 per share;

•	2,155,246 shares of common stock issuable upon exercise of options granted after February 2, 2008 at a weighted average exercise price of $2.51 per share; and

•

             shares of common stock reserved for future issuance under our stock-based compensation plans, including              shares of common stock reserved for issuance under our 2008 equity incentive plan and              shares of common stock reserved for issuance under

our 2008 non-employee directors’ stock option plan, each of which will become effective immediately upon the signing of the underwriting agreement for this offering. The share reserve of our 2008 equity incentive plan will also include (and the number of shares of our common stock outstanding as of February 2, 2008 excludes) the unallocated shares remaining available for issuance under our existing amended and restated stock option plan, as amended, as of the effective date of our 2008 equity incentive plan, plus any shares that thereafter would otherwise revert to our existing amended and restated stock option plan but for its termination. In addition, the share reserves of both of the 2008 plans will be subject to automatic annual increases in accordance with the terms of the plans.

If all of the outstanding options to purchase 7,552,496 shares of our common stock were exercised, then:

•

pro forma net tangible book value per share would increase from $             to $            , resulting in a decrease in dilution in pro forma net tangible book value to investors participating in this offering of $             per share;

•

our existing stockholders, including the holders of these options, would own     %, and the investors participating in this offering would own     % of the total number of shares of our common stock outstanding upon the closing of this offering; and

•

our existing stockholders, including the holders of these options, would have paid     % of total consideration, at an average price per share of $             , and investors participating in this offering would have paid     % of total consideration.

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that new stock awards are issued under our equity incentive plans or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following tables set forth selected financial data. The selected statement of operations data for the fiscal years ended January 29, 2005, January 28, 2006, February 3, 2007 and February 2, 2008 and selected balance sheet data as of January 29, 2005, January 28, 2006, February 3, 2007 and February 2, 2008 are derived from our audited financial statements. Our audited statements of operations for the fiscal years ended January 28, 2006, February 3, 2007 and February 2, 2008 and our audited balance sheets as of February 3, 2007 and February 2, 2008 are included elsewhere in this prospectus. Our unaudited statement of operations for the period from November 5, 2003 (inception) through January 31, 2004 and audited statement of operations for the fiscal year ended January 29, 2005, and our unaudited balance sheet as of January 31, 2004 and our audited balance sheets as of January 29, 2005 and January 28, 2006, have not been included in this prospectus. You should read this selected financial data in conjunction with the financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The historical results set forth below are not necessarily indicative of results of operations to be expected in any future period.

	Period from November 5, 2003 (Inception) through January 31, 2004	Year Ended
		January 29, 2005	January 28, 2006	February 3, 2007	February 2, 2008
	(In thousands, except per share and other operating data)
Statement of Operations Data:
Net sales	$—	$1,790	$11,489	$35,842	$71,616
Cost of goods sold(1)	—	2,135	9,544	27,123	49,649

Gross profit	—	(345)	1,945	8,719	21,967
Selling, general and administrative expenses(1)	298	2,624	4,922	12,276	21,441

Operating (loss) income	(298)	(2,969)	(2,977)	(3,557)	526
Interest expense	—	80	255	368	347
Interest income	(1)	(20)	(17)	(147)	(169)
Other financing loss (income)	—	379	(43)	(579)	—

(Loss) income from operations before income taxes	(297)	(3,408)	(3,172)	(3,199)	348

Provision for income taxes	—	1	1	1	194

Net (loss) income	$(297)	$(3,409)	$(3,173)	$(3,200)	$154
Less: convertible preferred stock dividends	28	225	310	821	1,285

Net loss attributable to common stockholders	$(325)	$(3,634)	$(3,483)	$(4,021)	$(1,131)

Basic net loss per share(2)	$(0.03)	$(0.16)	$(0.16)	$(0.18)	$(0.04)
Diluted net loss per share(2)	$(0.03)	$(0.16)	$(0.16)	$(0.18)	$(0.04)
Weighted average number of shares used in computing basic net loss per share	11,466	22,168	22,168	22,168	27,261
Weighted average number of shares used in computing diluted net loss per share	11,466	22,168	22,168	22,168	27,261
Pro forma basic net earnings per share (unaudited)(2)					$0.00
Pro forma diluted net earnings per share (unaudited)(2)					$0.00
Weighted average number of shares used in computing pro forma basic net earnings per share (unaudited)					62,541
Weighted average number of shares used in computing pro forma diluted net earnings per share (unaudited)					63,571
Other Operating Data:
Number of stores, end of period	—	4	10	24	38
Comparable store sales increase(3)	—	—	67.7%	18.3%	34.2%
Total store square footage, end of period(4)	—	12,336	31,378	71,651	108,683
Square footage per store(4)(5)	—	3,084	3,138	2,985	2,860
Sales per square foot(6)	—	$466	$577	$660	$804
Net sales per store (in thousands)(7)	—	$1,454	$1,799	$2,007	$2,343

(1)	Includes stock-based compensation as follows;

	Period from November 5, 2003 (Inception) through January 31, 2004	Year Ended
		January 29, 2005	January 28, 2006	February 3, 2007	February 2, 2008
	(In thousands)
Cost of goods sold	$—	$—	$—	$27	$87
Selling, general and administrative expenses	—	—	—	92	891

Total stock-based compensation expense	$—	$—	$—	$119	$978

For the period from November 5, 2003 (inception) through January 31, 2004 and for the fiscal years ended January 29, 2005 and January 28, 2006, no stock-based compensation was recorded as we had accounted for employee stock options using the intrinsic value method.
(2)	See note 3 of notes to the financial statements for an explanation of the method used to calculate basic and diluted net loss per share and pro forma basic and diluted net earnings per share.
(3)	Comparable store sales increase: We consider a store comparable beginning on the first anniversary of its first full fiscal month of operation. Based on net sales.
(4)	Total square footage, end of period: Includes retail selling, storage and back office space for all operating stores at the end of the period.
(5)	Square footage per store: Total square footage divided by total number of stores open and operating at the end of period.
(6)	Sales per square foot: Net sales during the period divided by average square footage during the period. For any period, average square footage is (a) the sum of the total square footage at the beginning of the period and at the end of each month in such period, divided by (b) the number of months in the period plus one.
(7)	Net sales per store: Net sales during the period divided by average number of stores during the period. For any period, average number of stores is (a) the sum of the total number of operating stores at the beginning of the period and at the end of each month in such period, divided by (b) the number of months in the period plus one.

	As of
	January 31, 2004	January 29, 2005	January 28, 2006	February 3, 2007	February 2, 2008
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,148	$122	$927	$4,309	$6,996
Restricted cash	—	153	253	1,204	1,549
Working capital(1)	(19)	741	714	5,236	5,337
Total assets	4,254	3,970	9,609	25,367	38,169
Current and long-term debt, net	—	1,646	4,297	4,538	4,718
Convertible preferred stock	4,500	4,500	8,000	23,651	29,710
Common stock, warrants and additional paid-in capital	2	307	307	426	1,416
Total stockholders’ equity	4,205	1,101	1,428	13,755	20,958

(1)	Working capital: We define working capital to exclude cash and cash equivalents and restricted cash, and include merchandise inventories, prepaid expenses and other current assets (primarily comprised of tenant allowances, prepaid rent and prepaid supplies), and accounts receivable, reduced by accounts payable, accrued liabilities (primarily for payroll, taxes and for goods and services that we have received but for which we have not been invoiced, as well as gift card liability) and the current portion of capital lease obligations and short-term debt (if any).

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and our financial statements and related notes and the other financial information included elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements based on current expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” section and elsewhere in this prospectus.

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday nearest to January 31 of the following calendar year. Each fiscal year consists of four 13-week quarters, with an extra week added to the fourth quarter every five or six years. Fiscal year 2005 was a 52-week period ended January 28, 2006, fiscal year 2006 was a 53-week period ended February 3, 2007 and fiscal year 2007 was a 52-week period ended February 2, 2008.

Overview

Metropark is a rapidly growing, mall-based specialty retailer featuring lifestyle-inspired branded apparel, accessories and gifts in a high-energy environment that blends fashion, music and art. Our stores offer a carefully merchandised assortment of men’s and women’s contemporary products and brands that we believe is not generally available in other mall-based stores. We believe that by delivering a high level of service and addressing our customers’ desire for self-expression, originality and fashion leadership, we can continue to build a loyal customer following and enhance our reputation as an authority on emerging fashion brands and trends.

We were incorporated in November 2003 and opened our first four stores in fiscal year 2004 and, as of May 3, 2008, we operated 43 stores across 17 states, 42 of which were located in malls and one of which was a street location. Our net sales have increased from $11.5 million in fiscal year 2005, our first full year of operations, to $71.6 million in fiscal year 2007, representing a compound annual growth rate of approximately 150.0%. Over this same period, our operating results improved from a net loss of $3.2 million to net income of $0.2 million. During fiscal year 2007, we achieved net sales per store and sales per square foot of $2.3 million and $804, respectively, based on the average number of stores and average square footage of stores open during that fiscal year. In addition, for stores open at least one year, we had a comparable store sales increase of 34.2% during fiscal year 2007. This compares to net sales per store, sales per square foot and a comparable store sales increase during fiscal year 2006 of $2.0 million, $660 and 18.3%, respectively.

Our recent growth in net sales has been accompanied by increased cost of goods sold and increased selling, general and administrative expenses, with the most significant components being cost of merchandise, occupancy costs and compensation. These expenses increased primarily due to the addition of new stores and additional personnel at our stores and our headquarters and distribution facility, and we expect these expenses to continue to increase as our store base continues to grow. Our operating margin has improved as our net sales have grown significantly faster than many of these costs, particularly headquarters and distribution facility costs.

Two of the primary determinants of our future net sales, net income and cash flow growth are the rate of expansion of our store base across the United States and our comparable store sales performance. Though we expect further growth in net sales, we expect our growth rate and the rate of our comparable store sales increase to decline in the future relative to the rates of growth we have experienced in historical periods as stores mature and incremental net sales are measured against a larger base of net sales.

Our growth plans are focused primarily on store expansion, as we seek to replicate our store experience and success at additional locations in leading malls and select street locations throughout the United States. We currently plan to add approximately 25 to 30 stores per year for the next several years. The success of these plans depends on a number of factors including our ability to: identify suitable store locations and negotiate acceptable lease terms; obtain adequate capital resources on acceptable terms if our cash reserves and cash flow from operations prove to be insufficient; source sufficient levels of inventory at acceptable costs; hire, train and retain an expanded workforce; successfully integrate new stores into our existing control structure and operations; identify and satisfy the merchandise and other preferences of our customers in existing and new geographic areas; maintain and continue to expand our distribution and information technology capabilities and other operational systems; and address competitive, merchandising, distribution and other challenges encountered in connection with expansion into existing and new markets.

In addition to the factors above, we expect the following to affect our net sales and comparable store sales: customer preferences, buying trends and overall economic trends; competition; changes in our merchandise mix; pricing; the timing of releases of new merchandise and promotional events; the effectiveness of our marketing efforts; the level of customer service that we provide in our stores; our ability to source and distribute merchandise efficiently; and the number of stores we open, close (including for temporary remodels) and expand in any period. Our comparable store sales are also affected by the location of new stores relative to existing stores.

Basis of Presentation

Net sales constitute gross sales of men’s apparel, women’s apparel, accessories and gifts, net of any returns and merchandise discounts. Net sales include merchandise revenue at the point of sale, or POS, in our retail stores and at the time of shipment in the case of Internet sales. Merchandise discounts primarily reflect employee discounts and short-term promotional discounts on select items. Historical sales returns were approximately 9.7% and 9.9% of gross sales in fiscal years 2006 and 2007, respectively. Merchandise discounts approximated 1.9% and 1.4% of gross sales in fiscal years 2006 and 2007, respectively. We focus on comparable store sales, net sales per store and sales per square foot, each of which exclude Internet sales, as our primary performance metrics. Historically, Internet sales, which include shipping and handling charges to our customers, have represented less than 2.0% of our annual net sales. We record the sale of gift cards as a current liability and recognize a sale when a customer redeems a gift card. As a point of reference, our gift card liability at the end of fiscal year 2007 was $0.6 million. Because of our limited operating history, we have not recognized any net sales from the portion of gift cards that will not be redeemed or recovered, which we refer to as gift card breakage. We plan to review and adjust our policy with respect to gift card breakage over time as we obtain more data on gift card redemption and as our gift card liability continues to grow. The additional week in fiscal year 2006 contributed approximately $0.8 million of additional net sales.

Comparable store sales are based on net sales, and stores are included in our comparable store sales beginning on the first anniversary of their first full fiscal month of operation. Therefore, net sales from a store are included in comparable store sales beginning with the first fiscal month for which the store has a full month of comparable prior year sales. Changes in our comparable store sales between two periods are based on net sales from stores which were in operation during both of the two periods being compared. For those stores that are included in the comparable store base for less than the full periods being compared, net sales are only included in the calculation for those full months for which those stores have comparable sales in the prior period. Non-comparable store sales include sales from new stores that do not qualify to be included in the comparable store sales base and stores that have been closed for a period of time as a result of remodeling activity. To date, our remodeling activities have not required the closure of any of our stores and remodeling expenses have been minimal. We plan to remodel approximately nine stores in fiscal year 2008. We do not believe these remodeling activities will require us to close those stores, but they may otherwise negatively affect the operating performance of such stores. There may be variations in the way in which some of our competitors and other apparel retailers calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by other retailers. The additional week in any 53-week fiscal year, including fiscal year 2006, is excluded from any year-over-year comparable store sales comparison.

Comparable store sales data allow us to evaluate the performance of our stores before the benefit we achieve from our expansion strategy, and relative to other established Metropark stores and other specialty retailers.

As we continue our store expansion program and as our existing stores mature, we expect that, at least for the next several years, a significant percentage of our net sales increase will continue to come from non-comparable store sales. Opening new stores is an important part of our growth strategy. Accordingly, comparable store sales is only one element we use to assess the success of our growth strategy insofar as comparable store sales do not reflect the performance of stores open less than twelve months. For example, in evaluating the performance of our entire store base, we also consider other productivity measures such as sales per square foot and net sales per store.

Cost of goods sold consists of:

•	the cost of merchandise sold to customers;

•	store occupancy costs including rent, depreciation of tenant improvements and fixtures, common area maintenance, property taxes, utilities, supplies and maintenance;

•

costs associated with our distribution facility, including payroll and benefits, inbound/outbound shipping and handling (including shipping and handling costs associated with Internet sales and internal transfers to our stores), occupancy, depreciation and supplies;

•	buying and merchandising costs, including payroll and benefits of our merchant, planning and allocation team;

•	stock-based compensation for our merchant, planning and allocation team and our distribution facility personnel; and

•	shrink and any inventory valuation expenses.

Data in this prospectus regarding our cost of goods sold may not be comparable to similar data made available by other retailers.

Our improved profitability has been due in part to improved merchandise margin. Our merchandise margins have been fairly consistent between our men’s and women’s apparel products and generally higher for our accessories and gifts in a given period. We are not planning for significant changes to our merchandise margins in the future. Merchandise margins and our overall gross margin are also affected by levels of markdowns and promotional activity in any period, which are in turn affected by our buying and merchandising performance as well as market conditions. We regularly monitor metrics related to our marked-down inventory, including the age, supply levels and composition of our inventory and the percentage of total inventory comprised of marked-down inventory. Changes in the relative mix of our products, particularly the proportion of accessories and gift sales, may also impact our overall gross margin. Our profitability has also improved in part because we have been able to leverage our merchant, planning and allocation team over a larger sales volume and due to our ability to reduce inventory shrink as a percentage of net sales. We believe our ability to reduce inventory shrink in fiscal year 2007 was due in part to our investments in loss prevention, such as in-store cameras, inventory sensor systems, additional corporate personnel focused on loss prevention and staff training.

Our principal executive and administrative offices are currently located at 532 Coral Ridge Place, City of Industry, California 91746. We also lease approximately 6,000 square feet in an adjacent building used for certain office functions and which we historically used for distribution functions prior to the transition to our new headquarters and distribution facility. In addition, we also sublease approximately 1,200 square feet of other administrative office space in Burbank, California on a month-to-month basis. In April 2008, we executed a lease for an approximate 53,000 square foot combined headquarters and distribution facility in Commerce, California that we believe can support our growth requirements for the next several years. We transitioned our distribution activities into this new facility in May 2008 and anticipate moving the rest of our corporate activities into this new facility by fall 2008, at which time we will exit our existing facilities in City of Industry and Burbank.

We are obligated to surrender possession of the City of Industry property by no later than October 31, 2008, provided we may terminate the lease arrangement upon at least 90 days’ prior written notice. Until we are fully transitioned into the new headquarters and distribution facility, we expect to incur distribution and occupancy costs on both our old and new facilities. The lease agreement for our new headquarters and distribution facility provides for an initial lease term of 62 months within which we have an option to extend the lease term for an additional period of 60 months. During fiscal year 2007, we were able to lower our distribution facility costs as a percentage of net sales primarily resulting from our strong net sales growth and focus on managing distribution facility payroll expenses in a more efficient manner. We expect distribution facility costs to increase in both absolute dollars and as a percentage of net sales in fiscal year 2008 due to our transition into the new Commerce facility, which will increase our cost of goods sold in fiscal year 2008. If we can continue to add new stores and achieve comparable store sales performance consistent with our plans, we expect our distribution center expenses to decrease as a percentage of net sales over the next several years.

We occupy our retail stores under operating leases generally with terms of ten years, expiring through fiscal 2018. Some of our leases have early cancellation clauses, which permit the lease to be terminated by us if certain sales levels are not met in specific periods. In addition to future minimum lease payments, substantially all of our store leases provide for percentage rent if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Most of our lease agreements have defined escalating rent provisions over the initial term and any extensions, which are included in rental expense on a prorated basis over the term of the lease and any such extensions. In nearly all cases, our leases do not have extension provisions. The amount of the excess of straight-line rent expenses over scheduled payments is recorded as a deferred rent liability. For certain locations, we receive tenant allowances which we report as deferred rent liability and amortize on a straight-line basis over the term of the applicable lease as a reduction of rent expense.

Selling, general and administrative expenses consist primarily of:

•	store payroll and benefits;

•

administrative staff and infrastructure expenses including payroll, taxes, benefits, information technology, legal services, rent allocated to our headquarters operations, and any travel and entertainment expenses for all personnel;

•	non-occupancy store expenses including bankcard fees, bags and boxes;

•	stock-based compensation expenses for all employees other than our distribution facility personnel and our merchant, planning and allocation team;

•	expenses for training and recruiting of our employees, including our Style Consultants;

•	marketing costs, including the cost of creating our proprietary video content that is shown in our stores, in-store promotional and “VIP” events, and the maintenance of our website;

•	all store pre-opening costs; and

•	depreciation at our headquarters.

The components of our selling, general and administrative expenses are not necessarily the same as those of other retailers. We expect that our selling, general and administrative expenses will increase in future periods due in part to expenses associated with opening new stores including payroll and benefits for additional store and headquarters personnel and additions to our infrastructure. In addition, we expect that our selling, general and administrative expenses will increase in future periods due in part to the significant additional legal, accounting, insurance and other expenses we expect to incur as a result of being a public company, which will adversely affect our results of operations, perhaps materially. Among other things, we expect that compliance with the Sarbanes-Oxley Act and related rules and regulations, particularly Section 404 of the Sarbanes-Oxley Act that requires us to document and assess our internal controls and to obtain an attestation of our assessment by our independent auditors, will result in significant legal and accounting costs in the future. However, despite these increased expenses, assuming we are able to execute our growth strategy, we expect our selling, general and administrative expenses to decrease over time as a percentage of net sales.

Stock-based compensation expense includes charges incurred in recognition of compensation expense associated with grant of stock options. We recognized no stock-based compensation expense in fiscal year 2005, and $0.1 million and $0.9 million of stock-based compensation expense in fiscal years 2006 and 2007, respectively. As a result of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment (Revised 2004),” or SFAS 123(R), which became effective for us beginning with the first quarter of fiscal year 2006, stock-based compensation based on options granted in periods after fiscal year 2005 increase compensation expense that would otherwise have been recognized in accordance with Accounting Principles Board Opinion No. 25, “Accounting For Stock Issued To Employees.” For more information regarding the implementation of SFAS 123(R), see “Critical Accounting Policies and Estimates” and “Recently Issued Accounting Pronouncements” below. We granted options to purchase an aggregate of 1,311,175 shares of common stock in April 2008 and options to purchase an aggregate of 844,071 shares of common stock in June 2008. Though we do not expect to grant additional stock options prior to the closing of this offering, we may grant additional stock options after this offering in fiscal year 2008 and thereafter. These stock option grants will increase our stock-based compensation expense.

Interest expense includes interest costs associated with our subordinated notes (which we are repaying with a portion of the net proceeds to us from this offering) and with our credit facility. To the extent of our borrowings (if any) on our credit facility, our interest expense fluctuates based on any seasonal borrowings associated with acquiring inventory in advance of key selling periods (such as in the third and fourth quarters of each fiscal year), funding of opening inventory and related store start-up costs for our store expansion program, and changes in the variable interest rates we are charged on outstanding balances. Interest on our credit facility is based on a variable interest rate structure which can result in increased cost in periods of rising interest rates. As of February 2, 2008, we had no outstanding indebtedness owed under our credit facility and, based on our current plans, we do not expect to borrow under or otherwise access our credit facility (other than to support standby letters of credit) for the foreseeable future after this offering.

Interest income includes interest earned on our cash balances. We expect our interest income to increase as a result of this offering and also to the extent that our cash generated from operations exceeds our cash used for expansion.

Other financing loss (income) in fiscal years 2005 and 2006 represented the changes in the estimated fair value of our obligation resulting from a right granted to the investors of our Series A convertible preferred stock in December 2003. This right obligated us to deliver additional shares of Series B convertible preferred stock based on our achievement of certain financial and other performance-related milestones in the future. For each fiscal quarter in fiscal years 2005 and 2006 through December 2006 when the right was settled, we determined the estimated fair value of this right using a valuation model created by an independent third party which considered the probability of achieving the specified milestones, our cost of capital, the estimated time period the right will be outstanding, consideration received for the instrument with the right, the number and price of shares to be issued to satisfy the right and any changes in the fair value of the underlying instrument of the right.

Provision for income taxes reflects the federal statutory tax rate and the weighted average state statutory tax rate for the states in which we operate stores after giving effect to application of our net operating loss carryforwards. As a result of our short operating history and substantial new store and infrastructure investments to build the business, we have generated historical operating losses. As of February 2, 2008, we had federal and state net operating loss carryforwards of $4.3 million and $3.5 million, respectively. These federal and state net operating loss carryforwards will begin to expire in 2026 and 2016, respectively, unless previously utilized. In addition, a valuation allowance of $3.8 million for all net deferred tax assets has been established. Under Section 382 of the Internal Revenue Code of 1986, as amended, or Section 382, substantial changes in our ownership as a result of this offering or otherwise may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income. Any such annual limitation may significantly reduce the utilization of the net operating loss carryforwards before they expire. While we have not yet completed a formal analysis of the relevant provisions of Section 382, we do not believe that net operating loss carryforwards will be limited in the foreseeable future.

Internal Controls

We have not begun testing or documenting our internal control procedures in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. We must report management’s assessment of our internal controls under Section 404 no later than the time we file our annual report for fiscal year 2009 with the Securities and Exchange Commission. As part of this process, we may identify specific internal controls as being deficient.

The process of improving our internal controls will require us to expend significant additional resources to design, document, implement and maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. There can be no assurance that any actions we take will be successful.

We are currently expanding our accounting and finance staff in light of our recent and expected growth, and anticipate retaining additional personnel and outside resources to assist us in complying with our Section 404 obligations.

Results of Operations

The following table presents, for the periods indicated, selected items in our statements of operations both in dollars and as a percent of net sales:

	Year Ended
	January 28, 2006	February 3, 2007	February 2, 2008
	(In thousands)
Statement of Operations Data:
Net sales	$11,489	$35,842	$71,616
Cost of goods sold	9,544	27,123	49,649

Gross profit	1,945	8,719	21,967
Selling, general and administrative expenses	4,922	12,276	21,441

Operating (loss) income	(2,977)	(3,557)	526
Interest expense	255	368	347
Interest income	(17)	(147)	(169)
Other financing loss (income)	(43)	(579)	—

(Loss) income from operations before income taxes	(3,172)	(3,199)	348
Provision for income taxes	1	1	194

Net (loss) income	$(3,173)	$(3,200)	$154

	Year Ended
	January 28, 2006	February 3, 2007	February 2, 2008
	(% of net sales)
Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	83.1	75.7	69.3

Gross profit	16.9	24.3	30.7
Selling, general and administrative expenses	42.8	34.3	29.9

Operating (loss) income	(25.9)	(10.0)	0.8
Interest expense	2.2	1.0	0.5
Interest income	(0.1)	(0.4)	(0.2)
Other financing loss (income)	(0.4)	(1.6)	0.0

(Loss) income from operations before income taxes	(27.6)	(9.0)	0.5
Provision for income taxes	0.0	0.0	0.3

Net (loss) income	(27.6)%	(9.0)%	0.2%

Comparison of Fiscal Years Ended February 3, 2007 and February 2, 2008

Net Sales

Net sales were $71.6 million for fiscal year 2007 as compared to $35.8 million for fiscal year 2006, an increase of $35.8 million, or 99.8%. This increase in total net sales was due to an increase in net sales from stores not yet qualifying as comparable stores of $23.2 million, as well as an increase of $1.0 million from our Internet store, and a comparable store sales increase of $11.6 million. Net sales in fiscal year 2006 include approximately $0.8 million of net sales resulting from the 53rd week in the period.

The comparable store sales increase of 34.2% in fiscal year 2007 compared to fiscal year 2006 was primarily due to an increase in customer traffic in our comparable stores and an increase in the number of sales transactions at those stores. The increased net sales from stores not yet qualifying as comparable store sales was primarily due to the opening of 14 new stores during fiscal year 2007 and net sales from stores opened during fiscal year 2006 prior to such stores being included in our comparable store sales base.

Gross Profit

Gross profit was $22.0 million for fiscal year 2007 as compared to $8.7 million for fiscal year 2006, an increase of $13.2 million or 151.9%. The increase in gross profit primarily resulted from the net sales increase of $35.8 million, primarily reduced by an increase in:

•	merchandise costs of $16.3 million associated with increased sales of our merchandise;

•

store occupancy costs of $5.1 million primarily related to an increase in the number of stores we operated and full-period occupancy costs for stores opened during fiscal year 2006, and an increase in percentage rent based on our sales performance in certain stores; and

•	distribution costs of $0.7 million primarily due to higher payroll and benefits and shipping and handling.

Gross profit as a percentage of net sales, or gross margin, increased to 30.7% in fiscal year 2007 from 24.3% in fiscal year 2006, an increase of 6.4%, as several expense categories were lower as a percentage of net sales, primarily including a decrease in:

•	store occupancy costs of 2.6%;

•	buying and merchandising costs of 1.2%;

•	shrink and inventory valuation adjustments of 1.0%;

•	distribution center costs of 0.9%; and

•	merchandise costs of 0.7%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $21.4 million in fiscal year 2007 as compared to $12.3 million in fiscal year 2006, an increase of $9.2 million, or 74.7%. The increase in selling, general and administrative expenses primarily resulted from an increase of:

•	$4.2 million due to store payroll and benefits related to hiring additional employees for our stores and to support our growth;

•	$2.7 million in administrative staff and infrastructure expenses primarily due to hiring additional employees at our headquarters to support our growth;

•	$1.3 million due to non-occupancy store expenses; and

•	$0.8 million in stock-based compensation expense.

As a percentage of net sales, selling, general and administrative expenses decreased 4.4% from 34.3% in fiscal year 2006 to 29.9% for fiscal year 2007. This was primarily a result of the growth of our net sales outpacing the rate of increase in our selling, general and administrative expenses.

Operating Income

Operating income increased by $4.1 million to $0.5 million in fiscal year 2007 from an operating loss of $3.6 million in fiscal year 2006. This was primarily attributable to a $13.2 million increase in gross profit more than offsetting a $9.2 million increase in selling, general and administrative expenses.

Interest Expense

Interest expense remained relatively constant at $0.3 million in fiscal year 2007 versus $0.4 million in fiscal year 2006.

Interest Income

Interest income remained relatively constant at $0.2 million in fiscal year 2007 versus $0.1 million in fiscal year 2006.

Other Financing Loss (Income)

Other financing loss (income) decreased to zero in fiscal year 2007 from $(0.6) million in fiscal year 2006. The decrease was attributable to the settlement during fiscal year 2006 of the right related to our Series A convertible preferred stock.

Provision for Income Taxes

We had a nominal provision for income taxes in fiscal year 2006 due to a loss incurred during that fiscal year. In fiscal year 2007, we had taxable income which was partially offset by our net operating loss carryforwards. Our tax provision in fiscal year 2007 primarily represents alternative minimum tax.

Net Income

Net income increased by $3.4 million to $0.2 million in fiscal year 2007 from a net loss of $3.2 million in fiscal year 2006 for the reasons discussed above.

Comparison of Fiscal Years Ended January 28, 2006 and February 3, 2007

Net Sales

Net sales were $35.8 million for fiscal year 2006 as compared to $11.5 million for fiscal year 2005, an increase of $24.4 million, or 212.0%. This increase in total net sales was primarily due to an increase in net sales from stores not yet qualifying as comparable stores of $22.1 million and a comparable store sales increase of $2.1 million. The net sales increase in fiscal year 2006 was also due in part to approximately $0.8 million of net sales resulting from the 53rd week in the period.

The comparable store sales increase of 18.3% in fiscal year 2006 compared to fiscal year 2005 was primarily due to an increase in customer traffic in our comparable stores and an increase in the number of sales transactions in those stores. The increased net sales from stores not yet qualifying as comparable store sales in fiscal year 2006 compared to fiscal year 2005 was primarily due to the opening of 14 new stores during fiscal year 2006 and net sales from stores opened during fiscal year 2005 prior to such stores being included in our comparable store sales base.

Gross Profit

Gross profit was $8.7 million for fiscal year 2006 as compared to $1.9 million for fiscal year 2005, an increase of $6.8 million, or 348.3%. The increase in gross profit primarily resulted from the net sales increase of $24.4 million, primarily reduced by an increase in:

•	merchandise costs of $11.2 million associated with increased sales of our merchandise;

•	store occupancy costs of $4.5 million primarily related to an increase in the number of stores we operated and full-period occupancy costs for stores opened during fiscal year 2005;

•	distribution costs of $0.9 million primarily due to higher payroll and benefits;

•	shrink and inventory valuation adjustments of $0.6 million primarily attributable to increased levels of inventory; and

•	buying and merchandising costs of $0.4 million primarily due to higher payroll and benefits.

Gross profit as a percentage of net sales, or gross margin, increased to 24.3% in fiscal year 2006 from 16.9% in fiscal year 2005, an increase of 7.4%, as several expense categories were lower as a percentage of net sales, primarily including a decrease in:

•	buying and merchandising costs of 3.2%;

•	store occupancy costs of 2.2%;

•	merchandise costs of 1.6%; and

•	shrink and inventory valuation adjustments of 0.3%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $12.3 million in fiscal year 2006 as compared to $4.9 million in fiscal year 2005, an increase of $7.4 million, or 149.4%. The increase in selling, general and administrative expenses primarily resulted from an increase of:

•	$3.3 million due to store payroll and benefits related to hiring additional employees for our stores and to support our growth;

•	$2.8 million in administrative staff and infrastructure expenses primarily due to hiring additional employees at our headquarters to support our growth;

•	$0.7 million due to non-occupancy store expenses; and

•	$0.3 million in pre-opening expenses.

As a percentage of net sales, selling, general and administrative expenses decreased 8.5% to 34.3% for fiscal year 2006 from 42.8% in fiscal year 2005. This was primarily a result of the growth of our net sales outpacing the rate of increase in our selling, general and administrative expenses.

Operating Loss

Operating loss increased by $0.6 million to $3.6 million in fiscal year 2006 from an operating loss of $3.0 million in fiscal year 2005. This was primarily attributable to a $6.8 million increase in gross profit which was more than offset by a $7.4 million increase in selling, general and administrative expenses. As a percentage of net sales, operating loss was (10.0)% in fiscal year 2006 compared with (25.9)% in fiscal year 2005.

Interest Expense

Interest expense increased $0.1 million in fiscal year 2006 to $0.4 million versus $0.3 million in fiscal year 2005. The increase was primarily attributable to higher average borrowings under our credit facility and the realization of a full year’s interest expense on our subordinated notes.

Interest Income

Interest income increased $0.1 million in fiscal year 2006 to $0.1 million. The increase was primarily attributable to higher average cash balances.

Other Financing Loss (Income)

Other financing loss (income) increased to $(0.6) million in fiscal year 2006 from $(43,000) in fiscal year 2005. This was attributable to the increase in fair value during fiscal year 2006 of the right related to our Series A convertible preferred stock.

Provision for Income Taxes

We had nominal provisions for income taxes in fiscal years 2005 and 2006 because we experienced operating losses in both of those fiscal years.

Net Loss

Net loss remained flat at $3.2 million in fiscal year 2006 and fiscal year 2005 for the reasons discussed above.

Seasonality

Like many retailers of apparel and related merchandise, our business is subject to seasonal influences. As a result, we have historically experienced and expect to continue to experience seasonal and quarterly fluctuations in our comparable store sales and operating results. Our net sales and operating results are typically lower in the first and second quarters of our fiscal year, while the third and fourth quarters, which include the back-to-school and winter holiday shopping seasons, have accounted for the largest percentage of our annual net sales. Quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including fashion trends, competition, current national and local economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs, the timing and level of markdowns and weather conditions. Despite the fact that we have generated a significant amount of our net sales and net income in the third and fourth quarters of each fiscal year, we believe that the true extent of the seasonality of our business may not have been fully reflected due to our rapid growth to date. The level of our working capital also reflects the seasonality of our business. We expect inventory, accounts payable and accrued expenses to be higher in the third and fourth quarters in preparation for these seasons. Because our products are sold primarily through our stores, order backlog is not material to our business.

Unaudited Quarterly Statements of Operations

The following table sets forth selected unaudited quarterly statement of operations data for each of the eight consecutive fiscal quarters ended February 2, 2008. This unaudited quarterly information has been prepared on a basis consistent with the audited financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited financial statements and related notes included elsewhere in this prospectus. Our quarterly operating results have varied in the past and we believe that they are likely to do so again in the future. The operating results for any fiscal quarter are not necessarily indicative of the operating results for a full fiscal year or for any future period, and there can be no assurance that any trend reflected in such results will continue in the future.

The following table shows certain statement of operations and selected operating data for each of our last eight fiscal quarters (13-week periods except for the fourth quarter of fiscal year 2006, which was 14 weeks).

	Year Ended February 3, 2007				Year Ended February 2, 2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)
Statement of Operations Data:
Net sales	$4,981	$6,142	$8,687	$16,032	$12,128	$13,141	$18,097	$28,250
Cost of goods sold	4,069	5,074	6,708	11,272	8,843	9,722	12,328	18,756
Gross profit	912	1,068	1,979	4,760	3,285	3,419	5,769	9,494
Selling, general and administrative expenses	2,056	2,493	3,155	4,572	3,861	4,619	5,838	7,123
Operating (loss) income	(1,144)	(1,425)	(1,176)	188	(576)	(1,200)	(69)	2,371
Interest expense	83	91	88	106	87	89	87	84
Interest income	(33)	(46)	(31)	(37)	(40)	(27)	(23)	(79)
Other financing loss (income)	(371)	(94)	(62)	(52)	—	—	—	—
(Loss) income from operations before income taxes	(823)	(1,376)	(1,171)	171	(623)	(1,262)	(133)	2,366
Provision (benefit) for income taxes	1	—	—	—	(349)	(714)	(53)	1,310
Net (loss) income	$(824)	$(1,376)	$(1,171)	$171	$(274)	$(548)	$(80)	$1,056

	Year Ended February 3, 2007				Year Ended February 2, 2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(% of net sales)
Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	81.7	82.6	77.2	70.3	72.9	74.0	68.1	66.4
Gross profit	18.3	17.4	22.8	29.7	27.1	26.0	31.9	33.6
Selling, general and administrative expenses	41.3	40.6	36.3	28.5	31.8	35.1	32.3	25.2
Operating (loss) income	(23.0)	(23.2)	(13.5)	1.2	(4.7)	(9.1)	(0.4)	8.4
Interest expense	1.7	1.5	1.0	0.7	0.7	0.7	0.5	0.3
Interest income	(0.7)	(0.7)	(0.4)	(0.2)	(0.3)	(0.2)	(0.1)	(0.3)
Other financing loss (income)	(7.4)	(1.5)	(0.7)	(0.3)	0.0	0.0	0.0	0.0
(Loss) income from operations before income taxes	(16.5)	(22.4)	(13.5)	1.1	(5.1)	(9.6)	(0.7)	8.4
Provision (benefit) for income taxes	0.0	0.0	0.0	0.0	(2.9)	(5.4)	(0.3)	4.6
Net (loss) income	(16.5)	(22.4)	(13.5)	1.1	(2.3)	(4.2)	(0.4)	3.7

Other Operating Data:
Number of stores, end of period	15	17	24	24	25	28	37	38
Comparable store sales increase(1)	42.7%	9.3%	10.3%	19.4%	20.4%	37.4%	42.2%	33.0%
Total store square footage, end of period(2)	46,110	52,284	71,651	71,651	74,316	82,232	105,933	108,683
Square footage per store(2)(3)	3,074	3,076	2,985	2,985	2,973	2,937	2,863	2,860
Sales per square foot(4)	$577	$560	$570	$660	$677	$706	$741	$804
Net sales per store (in thousands)(5)	$1,802	$1,738	$1,753	$2,007	$2,038	$2,109	$2,185	$2,344

(1)	Comparable store sales increase: We consider a store comparable beginning on the first anniversary of its first full fiscal month of operation. Based on net sales. Comparable store sales percentage changes are calculated by comparing comparable store sales for the applicable fiscal quarter to comparable store sales for the same fiscal quarter (or the comparable portion thereof) in the prior fiscal year.
(2)	Total square footage, end of period: Includes retail selling, storage and back office space for all operating stores at the end of the period.

(3)	Square footage per store: Total square footage divided by total number of stores open and operating at the end of period.
(4)	Sales per square foot: Net sales during the twelve month period ended at the end of the applicable fiscal quarter divided by average square footage during such period. For any such period, average square footage is (a) the sum of the total square footage at the beginning of the period and at the end of each month in such period, divided by (b) the number of months in the period plus one.
(5)	Net sales per store: Net sales during the twelve month period ended at the end of the applicable fiscal quarter divided by average number of stores during such period. For any such period, average number of stores is (a) the sum of the total number of operating stores at the beginning of the period and at the end of each month in such period, divided by (b) the number of months in the period plus one.

Comparable store sales are based on net sales and stores are considered comparable beginning on the first anniversary of their first full fiscal month of operations.

Liquidity and Capital Resources

Our primary capital requirements are for:

•	capital investments for new stores, store fixtures and the remodel of existing stores, including working capital for opening inventory and store opening expenses;

•	merchandise inventory; and

•	ongoing infrastructure improvements such as information systems enhancements and distribution capabilities.

Our need for working capital for our existing stores is seasonal, with the greatest requirements in the third and fourth quarters of each year as a result of our merchandise inventory build-up during this period for our back-to-school and holiday selling seasons. Since our inception, our main sources of liquidity have been cash flows from operations, issuances of convertible preferred stock and subordinated debt, and borrowings under our revolving credit facility.

We define working capital to exclude cash and cash equivalents and restricted cash, and include merchandise inventories, prepaid expenses and other current assets (primarily comprised of tenant allowances, prepaid rent and prepaid supplies), and accounts receivable, reduced by accounts payable, accrued liabilities (primarily for payroll, taxes and for goods and services that we have received but for which we have not been invoiced, as well as gift card liability) and the current portion of capital lease obligations and short-term debt (if any). Our accounts receivable are comprised of receivables on third-party credit cards. We do not offer any direct consumer credit or proprietary credit cards to our customers. Historically, our accounts receivable have typically settled within two to three business days. Our working capital position as of February 2, 2008 was $5.3 million (exclusive of $8.5 million in cash and cash equivalents and restricted cash), representing an increase of $0.1 million from our working capital position of $5.2 million as of February 3, 2007 (exclusive of $5.5 million in cash and cash equivalents and restricted cash). A number of our working capital components are affected by the timing of payments before or after a period end. We expect our working capital needs to increase with our store base primarily due to related inventory requirements.

Our capital expenditure requirements, excluding working capital and opening inventory, include construction and fixture costs related to the opening of new stores and for maintenance and remodeling expenditures for existing stores. Future capital expenditure requirements will depend on many factors, including the pace of new store openings and the nature of arrangements negotiated with landlords, including for tenant allowances. In that regard, our net investment to open a new store has varied in the past due to a number of factors, including the geographic location and size of the new store, and is likely to vary in the future as we open stores. During fiscal year 2007, we spent approximately $8.7 million on capital expenditures, a majority of which related to leasehold improvements and fixtures for the 14 new stores we opened in fiscal year 2007, and a smaller amount related to equipment, systems and improvements for our distribution facility and support infrastructure. We plan to open approximately 25 stores (including the five new stores opened as of May 3, 2008) and remodel approximately nine stores in fiscal year 2008. We do not believe our remodeling activities will require us to close those stores, but they may otherwise negatively affect the operating performance of such stores. Additionally, we have made capital expenditures for equipment, furniture and fixtures, and improvements in connection with the move into our new headquarters and distribution facility that we plan to complete by the fall of 2008. We expect our fiscal year 2008 capital expenditures to be approximately $15.0 to $18.0 million, including new store expenditures of approximately $12.0 to $14.0 million, approximately $1.0 to $1.5 million for remodeling existing stores and the balance for costs associated with the move into our new combined headquarters and distribution facility. However, there can be no assurance that the number of stores that we actually open in fiscal year 2008 will meet our plans, or that actual fiscal year 2008 capital expenditures will not differ from this expected amount.

We believe the net proceeds to us from this offering and cash flows from operations, supplemented by available borrowings under our revolving credit facility, will be sufficient to meet our foreseeable working capital requirements for operations and planned capital expenditures and new store openings for at least the next twenty-four months.

Cash Flows from Operating Activities

	Year Ended
	January 28, 2006	February 3, 2007	February 2, 2008
	(In thousands)
Net (loss) income	$(3,173)	$(3,200)	$154
Depreciation	676	1,709	2,948
Amortization of debt discount	51	46	54
Stock-based compensation	—	119	978
Loss on sale of equipment	—	112	—
Other non-cash items	(43)	(579)
Changes in operating assets and liabilities:
Accounts receivable	(84)	(311)	(405)
Merchandise inventories	(1,001)	(3,489)	(1,731)
Prepaid expenses and other current assets	(523)	(1,402)	(240)
Accounts payable	219	110	186
Accrued liabilities	982	108	113
Accrued payroll and related liabilities	136	343	699
Accrued sales and other taxes payable	299	(46)	599
Deferred rent	1,068	2,918	2,346

Net cash (used in) provided by operating activities	$(1,393)	$(3,562)	$5,701

Our operating cash flow performance has been stronger than our net income (loss) performance in each period as our non-cash expenses and increase in deferred rent have more than offset cash used to support the growth in our store base, primarily reflected in increased inventories, accounts receivable and prepaid expenses and other current assets. As our store base has grown, our deferred rent liability has increased. Deferred rent includes tenant allowances which are generally received in cash at the beginning of a lease and amortized on a straight-line basis over the term of the applicable lease as a reduction of rent expense. The receipt of tenant allowances therefore has increased our deferred rent liability and operating cash flow. In addition, our lease expense (which is prorated over the life of the store lease, including free rent periods and escalation provisions) exceeds the current cash payment obligations under our leases, which results in an increase in deferred rent liability. Since all of our leases are in their early years and generally not yet at fully escalated lease rates, and since we expect to continue to add stores with similar lease characteristics, we expect our cash lease payment obligations under our overall lease portfolio to be less than our lease expense for the next several years. This favorable cash flow impact of our lease portfolio would ultimately reverse itself at some future point if and when we have relatively more leases (including renewals) that are approaching expiration than newer leases (including renewals) and the amortization of prior tenant allowances exceeds cash received on new tenant allowances.

Net cash provided by operating activities was $5.7 million in fiscal year 2007, due primarily to our net income of $0.2 million, non-cash expenses including depreciation of $2.9 million and stock-based compensation of $1.0 million, and an increase in our deferred rent liability of $2.3 million (primarily resulting from receipt of tenant allowances). These benefits and other increases in accrued liabilities and accounts payable more than offset increases in merchandise inventories of $1.7 million, accounts receivable of $0.4 million, and prepaid expenses and other current assets of $0.2 million. The increase in deferred rent liability, merchandise inventories, prepaid expenses and other current assets primarily resulted from the increase in our store base from 24 stores to 38 stores in fiscal year 2007.

Net cash used in operating activities was $3.6 million in fiscal year 2006, due primarily to our net loss of $3.2 million and increases in merchandise inventories of $3.5 million, accounts receivable of $0.3 million, and prepaid expenses and other current assets of $1.4 million, in each case to fund our store growth, and $0.6 million of other non-cash items attributable to the increase in fair value during fiscal year 2006 of the right related to our Series A convertible preferred stock partially offset by increases in deferred rent liability of $2.9 million (primarily resulting from receipt of tenant allowances), depreciation of $1.7 million, and an aggregate increase in accounts payable, accrued liabilities and accrued payroll and related expenses of $0.5 million.

Net cash used in operating activities was $1.4 million in fiscal year 2005, due primarily to our net loss of $3.2 million and increases in merchandise inventories of $1.0 million, prepaid expenses and other current assets of $0.5 million and accounts receivable of $0.1 million to fund our store growth, partially offset by an aggregate increase in accounts payable, accrued liabilities, accrued payroll and related liabilities and accrued sales and other taxes payable of $1.6 million, an increase in deferred rent liability of $1.1 million (primarily resulting from receipt of tenant allowances) and depreciation of $0.7 million.

The improvement of $9.3 million in overall operating cash flow performance in fiscal year 2007 compared to fiscal year 2006 was due primarily to our $3.4 million improvement in net income (loss), an increase in depreciation of $1.2 million due to a greater aggregate investment of leasehold improvements and fixtures in our larger store base, an increase in stock-based compensation of $0.9 million in 2007, a slower rate of growth in our prepaid expenses and other current assets of $1.2 million due to the amount and timing of receipt of tenant allowances, and a significantly slower rate of growth in our merchandise inventories of $1.8 million in fiscal year 2007 compared to fiscal year 2006 due to improved overall inventory management. Deferred rent liability in fiscal year 2007 increased by a lower amount than in fiscal year 2006 due to lower overall tenant allowances in fiscal year 2007 compared to fiscal year 2006.

Cash Flows from Investing Activities

Net cash used in investing activities was $8.7 million in fiscal year 2007, $7.7 million in fiscal year 2006 and $3.8 million in fiscal year 2005, primarily related to capital expenditures for new store openings in each respective year. We opened six new stores in fiscal year 2005 and 14 new stores in each of fiscal years 2006 and 2007.

Cash Flows from Financing Activities

Net cash provided by financing activities was $5.6 million in fiscal year 2007 and $14.6 million in fiscal year 2006, primarily related to proceeds received from the issuance of convertible preferred stock in each year, partially offset by increases in restricted cash relating to letters of credit associated with purchases of certain merchandise inventories. Net cash provided by financing activities in fiscal year 2005 was $6.0 million, primarily related to proceeds received from the issuance of convertible preferred stock and the issuance of subordinated notes to various partnership entities managed by Bricoleur Capital Management, LLC as described below.

In April 2008, we entered into a secured asset-based credit agreement with Wells Fargo Retail Finance, LLC, which we refer to as the Wells Credit Agreement. The Wells Credit Agreement provides us with a secured revolving credit facility through April 1, 2011 of $5.0 million, which can be increased to up to $10.0 million, with borrowing capacity based on a percentage of then-current levels of eligible inventory and credit card receivables, which we refer to as excess availability. This facility replaced our prior $4.0 million secured revolving credit facility, which terminated as of February 15, 2008. The Wells Credit Agreement provides for the issuance of standby letters of credit in an aggregate amount not to exceed $3.0 million outstanding at any time, although the amount of borrowings available at any time under our secured revolving credit facility is reduced by the amount of standby letters of credit outstanding at that time. There were no outstanding borrowings under either the Wells Credit Agreement or our prior revolving credit facility at February 3, 2007 or February 2, 2008. We pay a commitment fee at 0.25% per annum on unused amounts that are available to us for borrowing under the Wells Credit Agreement. The secured revolving credit facility under the Wells Credit Agreement bears interest on a given date at floating rates based on either (a) the higher of the federal funds rate plus 0.50% or the Wells Fargo Bank prime rate (6.0% per annum at February 2, 2008) plus 0.25% when the last quarter’s average excess availability is less than $2.5 million or (b) the LIBOR rate (approximately 3.1% per annum at February 2, 2008) plus (1) 1.25% when the last quarter’s average excess availability exceeds $4 million, (2) 1.50% when the last quarter’s average excess availability is less than or equal to $4 million but greater than or equal to $2.5 million, or (3) 1.75% when the last quarter’s average excess availability is less than $2.5 million. Our obligations under the Wells Credit Agreement are secured by substantially all of our personal property, including, among other things, our inventory, equipment and fixtures. We must also provide financial information and statements to our lender on a regular periodic basis. The Wells Credit Agreement contains a number of restrictions and affirmative and negative covenants, such as the requirement to establish a blocked concentration account with Wells Fargo Bank where all collections, including but not limited to, all accounts receivable and proceeds from asset sales, will be deposited as well as certain restrictions on liens, investments, additional indebtedness, fundamental changes, dispositions, dividends or stock repurchases, changes in the nature of our business and transactions with affiliates. We were in compliance with all covenants under the Wells Credit Agreement as of February 2, 2008.

We had open letters of credit from commercial lenders of $1.2 million as of February 3, 2007 and $1.5 million as of February 2, 2008. Outstanding standby letters of credit are primarily used to support merchandise purchases and are secured by restricted cash. Historically, none of our standby letters of credit have been drawn on by the applicable beneficiary.

As of February 2, 2008, we also had an aggregate of $4.5 million in principal amount of subordinated notes from various partnership entities managed by Bricoleur Capital Management, LLC that were initially issued in December 2003. These subordinated notes bear interest at a non-compounding fixed rate of 6.0% per annum, with interest payments due quarterly. The subordinated notes are due and payable out of a portion of the proceeds to us from this offering. The subordinated notes include various covenants as long as the lenders hold an aggregate of at least 25% of our Series A convertible preferred stock or Series B convertible preferred stock.

Contractual Obligations and Commitments

There were no material changes in our contractual obligations, outside the ordinary course of business, during fiscal year 2007. Our operating lease obligations are not recognized as liabilities in our financial statements. The following table summarizes the total amount of future payments due under certain of our contractual obligations and the amount of those payments due in future periods as of February 2, 2008 (in thousands):

Contractual Obligations	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease obligations	$68,700	$6,689	$14,116	$14,770	$33,125
Subordinated notes - related party	4,500	4,500	—	—	—
Letters of credit	1,500	1,500	—	—	—
Capital lease obligations	363	173	190	—	—

Total	$75,063	$12,862	$14,306	$14,770	$33,125

We lease our new headquarters and distribution facility for an initial lease term of 62 months and our retail stores generally for terms of ten years expiring through fiscal 2018. Aggregate rent expense for our retail stores and headquarters and distribution facility, including common area maintenance, amortization of deferred rent, percentage rent expense and other occupancy costs, was $1.9 million, $5.2 million and $8.4 million for fiscal years 2005, 2006 and 2007, respectively. The table above does not reflect purchase orders for merchandise in the ordinary course of business, our obligations relating to our store leases entered into in fiscal year 2008 or our new headquarters and distribution facility.

Off-Balance Sheet Obligations

As of February 2, 2008, we had off-balance sheet contractual obligations and commercial commitments related to operating lease obligations and to letters of credit for an aggregate of $1.5 million. We have excluded these items from our balance sheet in accordance with United States generally accepted accounting principles, or GAAP. In addition, as of February 2, 2008, we had outstanding purchase orders to acquire merchandise from vendors in the ordinary course of business for approximately $10.5 million, which may be cancelled under certain circumstances.

Impact of Inflation

We do not believe that inflation has had a material impact on our net sales or operating results for the past three fiscal years.

Quantitative and Qualitative Disclosures About Market Risk

To the extent we borrow under our revolving credit facility, which bears interest at floating rates based either on the federal funds rate, the Wells Fargo Bank prime rate or LIBOR, we are exposed to market risk related to changes in interest rates. With respect to this facility, an increase in interest rates of 100 basis points during fiscal year 2007 would not have had a material impact on our operating income during that fiscal year. We are not a party to any derivative financial instruments.

After this offering, we intend to invest our excess cash primarily in interest-bearing obligations with maturities of up to 12 months, including investment-grade instruments, certificates of deposit and/or direct or guaranteed obligations of the U.S. government. Accordingly, we expect that our interest income after this offering will be sensitive to changes in the general level of U.S. interest rates. We do not expect to use derivative financial instruments or other market risk sensitive instruments, positions or transactions in any material fashion. While we may invest in investment-grade instruments that will be subject to the financial standing of the issuer of such instruments, we believe that, given the nature of the securities we expect to invest in after this offering and their short-term maturities, we will not be subject to any material risks arising from changes in interest rates, equity prices or other market changes that affect market risk-sensitive instruments. As a result, we believe that a 100 basis point increase in interest rates will not materially affect the fair value of the securities that we may invest in after this offering that are exposed to interest rate risk.

Critical Accounting Policies and Estimates

In preparing financial statements in accordance with GAAP, we are required to make estimates and assumptions that have an impact on the assets, liabilities, net sales and expense amounts reported. These estimates can also affect supplemental information disclosed by us, including information about contingencies, risk and financial condition. We believe, given current facts and circumstances, that our estimates and assumptions are reasonable, adhere to GAAP and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates and estimates may vary as new facts and circumstances arise. In preparing the financial statements, we make routine estimates and judgments in determining the net realizable value of accounts receivable, inventory, fixed assets and prepaid allowances. We base these estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe our most critical accounting estimates and assumptions are in the following areas:

Valuation of merchandise inventories

Merchandise inventories are valued at the lower of cost or market. Cost is determined using the weighted-average cost method and includes costs incurred to purchase merchandise as well as related vendor allowances including purchase discounts. Merchandise inventories may include items that have been written down to our best estimate of their net realizable value. Our decisions to write-down our merchandise inventories are based on our current rate of sale, the age of the inventory, weeks of supply, and other factors. Actual final sales prices to our customers may be higher or lower than our estimated sales prices and could result in a fluctuation in gross margin.

Inventories are adjusted for the results of periodic physical inventory counts at each of our locations. We record a shrink reserve representing management’s estimate of inventory losses by location that have occurred since the date of the last physical count. This estimate is based on management’s analysis of historical results and operating trends.

Revenue recognition

We recognize revenue at the point of sale for purchases by customers at our retail store locations or upon shipment for orders placed through the Internet as both title and risk of loss have transferred. We offer a return policy of generally 21 days. We also accrue for estimated sales returns based upon our historical experience. We record the sale of gift cards as a current liability and recognize a sale when a customer redeems a gift card. As a point of reference, our gift card liability at the end of fiscal year 2007 was $0.6 million. Given our limited operating history, we have not recognized any net sales with respect to gift card breakage. We plan to review and adjust our policy with respect to gift card breakage over time as we obtain more data on gift card redemption.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Leasehold improvements are amortized on a straight-line basis over the lesser of the length of the lease, without consideration of option renewal periods and the estimated useful life of the assets. All other property and equipment are amortized using the straight-line method based upon an estimated useful life.

Impairment of Long-Lived Assets

We account for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The major components of our long-lived assets are leaseholds, fixtures and equipment. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management has concluded that no such circumstances existed as of February 2, 2008. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by comparing projected individual store discounted cash flow to the asset carrying values. Declines in projected store cash flow could result in the impairment of assets.

We make estimates and judgments about future undiscounted cash flows and fair value. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flows attributable to a long-lived asset over its estimated remaining useful life. Our estimates of anticipated future cash flows could be reduced significantly in the future. As a result, the carrying amount of our long-lived assets could be reduced through impairment charges in the future. Additionally, changes in estimated future cash flows could result in a shortening of estimated useful lives for long-lived assets including intangibles.

Leases

For certain locations, we receive tenant allowances and include those amounts as a deferred rent liability which is amortized as a reduction of rent expense on a straight-line basis over the term of the lease. Rent expense under noncancelable operating leases with scheduled rent increases or free rent periods is accounted for on a straight-line basis over the lease term, beginning on the date of initial possession, which is generally when we enter the leased property and begin construction build-out. The amount of the excess of straight-line rent expenses over scheduled rent payments is also recorded as a deferred rent liability.

Accounting for Income Taxes

As part of the process of preparing the financial statements, income taxes are estimated for each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. The likelihood that deferred tax assets will be recovered from future taxable income is assessed, recognizing that future taxable income may give rise to new deferred tax assets. To the extent that future recovery is not likely or unknown, a valuation allowance is established. To the extent that a valuation allowance is established or increased, an expense will be included within the tax provision in the income statement. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. Based on our history of operating losses, a valuation allowance has been recorded as of February 2, 2008 in the amount of $3.8 million. In the event that actual results differ from these estimates, or these estimates are adjusted in future periods, this valuation allowance may decrease, which could impact our financial position and results of operations. Provisions for income taxes are based on numerous factors that are subject to audit by the Internal Revenue Service and the tax authorities in the various jurisdictions in which we do business. Additionally, based on our history of operating losses, we have generated net operating loss carryforwards. As of February 2, 2008, we had federal and state net operating loss carryforwards of $4.3 million and $3.5 million, respectively. These federal and state net operating loss carryforwards will begin to expire in 2026 and 2016, respectively, unless previously utilized.

Stock-Based Compensation

Prior to January 29, 2006, we accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25. The intrinsic value represents the difference between the per share fair value of the stock on the date of grant and the per share exercise price of the respective stock option. If the per share exercise price equaled or exceeded the per share fair value of the stock on the date of grant, then no compensation expense is recognized. Under APB No. 25, if the per share exercise price is below the per share fair value of the stock on the date of grant, then compensation expense is recorded using the intrinsic-value method and generally recognized over the grant’s vesting period.

Effective January 29, 2006, we adopted the provisions of FASB Statement of Financial Accounting Standards, or SFAS, 123(R), Share-Based Payment. Under SFAS 123(R), stock-based compensation expense for employees is measured at the grant date, based on the estimated fair value of the award at that date, and is recognized as expense over the employee’s requisite service period, which is generally the vesting period, on a straight-line basis. We adopted the provisions of SFAS 123(R) using the prospective transition method. Under this transition method, unvested option awards outstanding at January 29, 2006 continue to be accounted for under the intrinsic value method in accordance with APB No. 25. All awards granted, modified or settled after the date of adoption are accounted for using the measurement, recognition and attribution provisions of SFAS 123(R).

We estimate the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option pricing model. For the fiscal years ended February 3, 2007 and February 2, 2008, the fair value of stock options was estimated at the grant date using the following assumptions:

	Year Ended
	February 3, 2007	February 2, 2008
Expected volatility	44.7%	46.7%
Risk-free interest rate	4.8%	4.2%
Expected option life in years	5.00	6.25
Expected dividend yield	—	—

The expected option life reflects the application of the simplified method set out in SAB No. 107, Share-Based Payment, or SAB 107. The simplified method defines the life as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. The risk-free interest rate is based on zero coupon U.S. Treasury instruments with maturities similar to those of the expected term of the award being valued. The expected volatility reflects the application of SAB 107’s interpretive guidance and, accordingly, incorporates historical volatility of similar entities whose share prices are publicly available. The expected dividend yield was based on our expectation of not paying dividends on our common stock for the foreseeable future. The weighted-average grant date fair value per share of stock options granted to employees and non-employee directors during the fiscal years ended February 3, 2007 and February 2, 2008 was $1.02 and $1.84, respectively.

We have granted to our employees and non-employee directors options to purchase our common stock at exercise prices greater than or equal to the fair market value of the underlying stock at the time of each grant, as determined by our board of directors. Given the absence of an active market for our common stock, our board of directors was required to estimate the fair value of our common stock at the time of each grant. Our board of directors, certain members of which are experienced in valuing the securities of early-stage companies, considered objective and subjective factors in determining the estimated fair value of our common stock on each option grant date, including:

•

valuation indicators of our common stock, such as the prices for our convertible preferred stock sold to outside investors in arm’s-length transactions and the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	our stage of development and growth of our net sales and number of stores;

•	budgets and forecasts of our financial performance, including our historical success in meeting those budgets and forecasts;

•	material events that could result in increased valuation of our common stock;

•	material risks affecting our business; and

•	the lack of marketability of our common stock.

In April 2008, our board of directors also relied in part upon a valuation of our common stock as of February 2, 2008 and, in June 2008, in part upon a valuation of our common stock as of May 23, 2008. Our board of directors believes it properly valued our common stock in all periods.

Our board of directors’ common stock valuations in April 2008 and June 2008 utilized methodologies consistent with the recommendations of the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series, Valuation of Privately-Held- Company Equity Securities Issued as Compensation. For periods prior to April 2008, we believe the estimated fair value determinations originally made by our board of directors were appropriate because of our early stage of development and growth of our net sales and number of stores prior to that time. In light of the advancement in our stage of our development, we determined it was appropriate to employ a probability-weighted expected return valuation methodology, or PWERM, for the valuations utilized in connection with our board of directors’ April 2008 and June 2008 valuations. We assessed the estimated value of our common stock based on the relative likelihood and occurrence that we would follow one of four possible future scenarios:

•	continue to operate as a private company;

•	complete a strategic merger or sale;

•	complete an initial public offering; or

•	liquidate our assets upon failure and dissolve.

The estimated value of our common stock under each scenario was in turn affected by the use of certain assumptions and valuation methodologies. We assessed the relative likelihood and occurrence of the future scenarios and determined the undertaking of an initial public offering was the most likely event, the likelihood of a strategic merger or sale being a less likely event and both the likelihood of continuing to operate as a private company and the likelihood of liquidating our assets upon failure and dissolution being the least likely events.

The first step in the valuation process involved estimating the enterprise value of our firm. Based on our stage of development, our operating history and the reliability with which we can forecast future performance, we used a market approach and an income approach, as detailed in the AICPA guidelines. In the market approach, we developed a list of comparable companies and derived valuation multiples based on those comparable companies’ financial statements and stock prices, including multiples and ratios such as revenue, earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation and amortization (EBITDA), net income and/or tangible book value. We then applied these multiples to our financial performance to determine our estimated enterprise value. A second technique applied under the market approach involved developing a list of comparable merger and acquisition transactions and applying the observed exit multiples to our financial performance to determine our enterprise value. In the income approach, we estimated our future cash flows based on forecasts of net sales and expenses, and discounted them to a present value using a discount rate of 30% to reflect the risks associated with our enterprise, including risks related to our target customer, competition and ability to timely anticipate, identify and respond to changing fashion trends and customer preferences. The final step in determining our enterprise value involved weighting the two approaches (market and income) to determine a weighted enterprise value.

The second step in the valuation process involved allocating the weighted enterprise value to our various classes of securities, taking into account the liquidation preferences of our convertible preferred stock, to arrive at a per share value for our common stock. This allocation of the weighted enterprise value to the various classes of securities was done via the PWERM referenced above. We then applied a discount rate of 20% to reflect the lack of marketability of our common stock where we believed it was appropriate to do so.

In the PWERM private company scenario, we utilized the weighted enterprise value as our starting point, and then apportioned values to our various classes of securities, taking into account the liquidation preferences of our convertible preferred stock, to arrive at a per share value for our common stock.

In the PWERM acquisition scenario, we utilized the mergers and acquisitions multiples calculated in the market approach and applied them to our forecasted net sales to determine a future exit value. We then apportioned the values based on the two approaches to our various classes of securities, taking into account the liquidation preferences of our convertible preferred stock, to arrive at a per share value for our common stock.

The methodology we used for the initial public offering scenario was substantially the same as for the acquisition scenario, except that the multiple applied to our forecasted net sales was based on the publicly traded comparable companies identified under the market approach. As is detailed in our amended and restated certificate of incorporation, in the event of a Qualified Public Offering (as defined in our amended and restated certificate of incorporation), all of our outstanding shares of convertible preferred stock are automatically converted into shares of our common stock, and as such we disregarded the liquidation preferences of our convertible preferred stock and treated it all on an as-if converted basis based on the assumption that this offering will be a Qualified Public Offering.

In the liquidation upon failure and dissolution scenario, we assumed that all of our assets available for distribution to our stockholders would be apportioned to our convertible preferred stock after taking into account their liquidation preferences, thereby eliminating any per share value for our common stock.

Based on such valuations and other information considered by our board of directors, we determined the fair value per share of our common stock in connection with the April 2008 and June 2008 valuations. We then recorded stock-based compensation for stock option grants based on the Black-Scholes option pricing model and adjusted fair values of our common stock.

There are significant judgments and estimates inherent in the determination of the fair values. These judgments and estimates include determinations of the appropriate valuation methods and, when utilizing a market-based approach, the selection and weighting of appropriate market comparables. For these and other reasons, the assessed fair values used to compute stock-based compensation expense for financial reporting purposes may not reflect the fair values that would result from the application of other valuation methods, including accepted valuation methods for tax purposes.

We recorded stock-based compensation expense for the fiscal years ended February 3, 2007 and February 2, 2008 of $0.1 million and $0.9 million, respectively. The total intrinsic value of outstanding options as of February 3, 2007 and February 2, 2008 was $3.1 million and $5.1 million, respectively. Based on the assumed initial public offering price of $          per share (the mid-point of the price range set forth on the cover page of this prospectus), the total intrinsic value of outstanding options as of February 2, 2008 was $         million. As of February 2, 2008, total unrecognized compensation cost related to non-vested stock options was approximately $1.9 million. This cost is expected to be recognized over a weighted-average period of 3.3 years.

We account for equity instruments issued to non-employees in accordance with the provisions of SFAS 123(R) and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest. The fair value of the stock options granted to non-employees was estimated using the Black-Scholes option valuation model. Of the $0.1 million and $0.9 million stock-based compensation we expensed for the fiscal years ended February 3, 2007 and February 2, 2008, respectively, $55,000 and $29,000 are included as stock-based compensation expense related to non-employees for the fiscal years ended February 3, 2007 and February 2, 2008, respectively.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement, or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position, or FSP, SFAS 157-1 and FSP SFAS 157-2. FSP 157-1 amends SFAS No. 157 to exclude Statement of Financial Accounting Standards No. 13, Accounting for Leases, and its related interpretive accounting pronouncements that address leasing transactions. FSP FAS 157-2 will delay the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15,

2008, and interim periods within those fiscal years for items within the scope of FSP 157-2. Effective for fiscal year 2009, we will adopt SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. We are currently evaluating the potential effect that the adoption of SFAS No. 157 could have on our financial position and results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159, which permits entities to voluntarily choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 provides entities an opportunity to mitigate volatility in reported earnings that is caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 is effective for us beginning on February 3, 2008. We are currently evaluating the potential effect that the adoption of SFAS No. 159 could have on our financial position and results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations, or FAS No. 141R, which replaces FASB Statement of Financial Accounting Standard No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS No. 141R also modifies the recognition for preacquisition contingencies, such as environmental or legal issues, restructuring plans and acquired research and development value in purchase accounting. SFAS No. 141R amends Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. SFAS No. 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 141R on our financial statements relating to potential future acquisitions.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Accounting for Noncontrolling Interests, or SFAS No. 160, which clarifies the classification of noncontrolling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. SFAS No. 160 will be effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on our financial statements.

In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities, or SFAS No. 161. This statement requires companies to provide enhanced disclosures about (a) how and why they use derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments as Hedging Activities, or SFAS No. 133, and its related interpretations, and (c) how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We will adopt the new disclosure requirements on or before the required effective date. As SFAS No. 161 does not change current accounting practice, there will be no impact on the financial statements.

BUSINESS

Overview

Metropark is a rapidly growing, mall-based specialty retailer featuring lifestyle-inspired branded apparel, accessories and gifts in a high-energy environment that blends fashion, music and art. Our stores offer a carefully merchandised assortment of men’s and women’s contemporary products and brands that we believe is not generally available in other mall-based stores. We believe that by delivering a high level of service and addressing our customers’ desire for self-expression, originality and fashion leadership, we can continue to build a loyal customer following and enhance our reputation as an authority on emerging fashion brands and trends.

Our target customers are primarily 20- to 35-year old men and women who are socially active and image-conscious and who value fashion as a means to express themselves. We believe that this is a growing and underserved segment that has significant purchasing power and that Metropark is one of the only multi-brand apparel specialty retailers primarily catering to this customer segment and pursuing a national expansion effort. We design our stores to create a fun, multi-sensory environment that appeals to our target customers by combining the merchandising approach of an exclusive boutique with the high energy of a stylish night club. Our merchandising and in-store approach is supported by regular live performances by guest disc jockeys as well as selected in-store social events for our customers that feature fashion, food and entertainment and encourage social networking. All of our stores include multiple flat screen monitors and premium quality audio systems that play our centrally managed programming which features selected music videos and proprietary video content. We believe that our in-store events enhance our brand image and, combined with our store design and customized media, create a distinctive shopping experience that resonates with our target customers and reflects their interests.

We believe that the Metropark in-store experience is underscored by the passion and motivation of our store managers and store sales personnel, whom we refer to as “Style Consultants.” In training our store managers and Style Consultants, we emphasize the development of customer relationships and product knowledge which we believe strengthens our reputation as a destination for credible, informed fashion advice. Through proprietary corporate-led education and mentorship-based programs developed by our management team, we train our Style Consultants to follow a carefully choreographed program of approaching and engaging each customer, and provide them with regular updates on emerging trends and products. We believe that our high degree of customer service coupled with our distinctive store environment and our differentiated merchandise assortment encourage more frequent visits, product trials and purchases by our customers.

We believe that our customers are interested in the latest hard-to-find designer brands, many of which have limited distribution in malls. Our product offering currently features premium brands such as Acrylic, Affliction, Christian Audigier, Ed Hardy, English Laundry, Frankie B, MEK, Monarchy, Obey, Rebel Spirit, Rock & Republic, Sinful Clothing, True Religion, Stussy and William Rast. By identifying and working collaboratively with emerging brands and vendors, we often play an important role in their development and growth. These relationships often position us to obtain exclusives on select products for a period of time. We plan to continue to manage fashion risk through our focus on premium brands, our disciplined approach to measuring the performance of merchandise and our efforts to minimize the time from purchase order to product delivery.

We opened our first four stores in fiscal year 2004 and, as of May 3, 2008, we operated 43 stores across 17 states, 42 of which were located in malls, and one of which was a street location. Our net sales have increased from $11.5 million in fiscal year 2005, our first full year of operations, to $71.6 million in fiscal year 2007, representing a compound annual growth rate of approximately 150.0%. Over this same period, our operating results improved from a net loss of $3.2 million to net income of

$0.2 million. During fiscal year 2007, we achieved net sales per store and sales per square foot of $2.3 million and $804, respectively, based on the average number of stores and average square footage of stores open during that fiscal year. In addition, for stores open at least one year, we had comparable store sales increase of 34.2% during fiscal year 2007. This compares to net sales per store, sales per square foot and comparable store sales increase during fiscal year 2006 of $2.0 million, $660 and 18.3%, respectively.

Our Customer

The Metropark shopping experience is designed to target a large and growing population of men and women, ages 20 to 35, who are generally socially active and image-conscious and who value fashion as a means to express themselves. We generally refer to this segment as Generation Y or “Gen Y.” According to Euromonitor International’s 2006 “Annual Gross Income—US” study, it is estimated that there were approximately 56.9 million individuals between the ages of 20 and 34 in the United States in 2005, and this segment is expected to grow to approximately 62.9 million by 2015, representing an increase of approximately 10.7% as compared to an expected increase of approximately 8.3% for the U.S. population as a whole over this period. We believe that many of our target customers are regular viewers of music and reality television programming, are passionate about entertainment and social networking, and are early adopters of some of the latest technological trends, such as online media-sharing and communities including YouTube, Facebook and MySpace, instant messaging, text-messaging and MP3 file downloading. We believe spending on fashion and frequent shopping is a way of life for this segment and that they view shopping as a form of entertainment. By blending a distinctive, multi-branded assortment of merchandise, a high-energy shopping environment and a high level of customer service, we believe we appeal to and are well positioned to serve this discriminating target customer.

When our target customers were teenagers, many of them were successfully drawn to shopping malls and served by retailers such as Abercrombie & Fitch, Aeropostale, American Eagle, Hot Topic, Pacific Sunwear and Urban Outfitters. We believe Metropark’s success has resulted in part from our appeal to the Gen Y customer who is now seeking a different variety of stylish, branded merchandise and specialized service, and from our strategic emphasis on brand image, social connectivity, fashion, music and art. We believe that our approach to retail and our product assortment differentiates us as a lifestyle shopping destination for our target customer in comparison to other specialty chains such as Armani Exchange, bebe, Club Monaco, Guess? and Lucky Brand that also target the Gen Y customer with private label merchandise assortments and department stores such as Barney’s, Bloomingdale’s, Neiman Marcus and Nordstrom that also offer contemporary branded merchandise to these customers.

Our Competitive Strengths

We believe that the following strengths distinguish us from our competitors and are important to our success:

•

Differentiated Lifestyle Retail Concept. We strive to be a leading retailer of lifestyle-inspired branded apparel, accessories and gifts for our target customers. By combining the merchandising approach of an exclusive boutique, the high energy of a stylish night club, and the passionate customer service delivered by our trained store managers and Style Consultants, we believe we offer a distinctive shopping experience that resonates with our target customers and reflects their interest in fashion, music and art. We believe that our retail concept creates a shopping experience that encourages more frequent visits, product trials and purchases by our customers.

•	Distinctive Product Offering and Merchandising Strategy. We strive to create and offer a consistently differentiated merchandise assortment that is not generally available in other mall-

based stores. We believe that our strong reputation and robust vendor relationships in the fashion community frequently position us to carry highly desirable emerging brands and merchandise before other mall retailers. In many cases, we obtain exclusives on select products for a period of time. Our merchandising strategy is designed to create a sense of urgency to purchase our products by combining our distinctive product offering with frequent deliveries of new merchandise in limited quantities to our stores. We believe that our merchant team’s ability to rapidly identify emerging style preferences, through extensive market research, allows us to provide a compelling product offering to our customers that is difficult for competitors to replicate.

•

Disciplined Operating Philosophy. Capitalizing on the experience of our management team and our strategic investments in information systems, our operating philosophy emphasizes a disciplined approach to managing exposure to changing fashion trends, improving store productivity and driving growth.

•

Inventory Management. We employ a multi-faceted approach to managing our inventory that we believe allows us to be responsive to our customers and reduce the risks related to changing fashion trends. First, we identify fashion direction through extensive market research, customer surveys and feedback from our Style Consultants. Second, we actively manage our mix of merchandise to diversify across a large number of vendors and products, and we also regularly work with our vendors to minimize the time from purchase order to product delivery. We believe this approach improves our ability to respond to emerging trends and reduces our risk of over- or under- investment in specific inventory. Third, to better understand the potential of new products or styles, we test certain new merchandise in a limited number of stores before ordering such items for broad distribution across our stores. Finally, through our information systems, we closely monitor the age, supply levels and composition of our inventory, and our marked-down inventory as a percentage of total inventory, and we take markdowns to quickly clear slow-moving merchandise.

•

Information Systems. We have made strategic investments in our information systems that we believe allow us to effectively monitor and quickly identify and respond to store and product-level trends. We utilize a web-based retail management system and customer traffic tracking and reporting technology to capture and analyze customer traffic, monitor sales transactions and improve store-level merchandising decisions. To enhance store productivity, our corporate staff and store managers also use our information systems to manage payroll and staffing as well as to provide our Style Consultants with daily feedback on their sales performance relative to team and individual goals. We believe our information systems are scalable and provide us with valuable analytical and management tools to support our growth.

•

New Store Selection. We employ a rigorous new store selection process that involves evaluating locations against a targeted list of economic criteria, including sales, profitability, capital investment and return on investment over the expected life of the lease. When evaluating potential locations, we also evaluate mall configuration, gross leaseable area (GLA), traffic and sales productivity, co-tenant sales performance, store location as well as local area demographics such as age, population and income for each potential new store. By selecting locations based on these criteria and leveraging our relationships with major mall operators and developers, we believe we can continue to secure highly desirable store locations. Our new store model targets average net sales per store of $1.9 million for the first twelve months of operation and an average payback period of 16 months on our initial investment. During fiscal year 2007, we achieved net sales per store of $2.3 million based on the average number of stores open during the fiscal year. In addition, for stores open at least one year, we had comparable store sales increase of 34.2% during fiscal year 2007.

•

Experienced Management Team with a Proven Track Record. Our management team has a track record of successfully growing specialty retail store concepts and extensive experience in fashion apparel merchandising. Orval Madden, our Founder and Chairman, has 35 years of specialty retail and department store experience. He founded Hot Topic Inc., a publicly listed specialty retailer for teens, in 1988 and served as its CEO through August 2000. During this period, Hot Topic’s store base grew to over 200 stores. Renee Bell, our CEO, brings over 20 years of senior merchant and product development experience from retailers including bebe and Charlotte Russe. Our Chief Operating and Financial Officer, Efthimios P. Sotos, brings over 13 years of apparel, retail and public company experience, including as Chief Financial Officer of Jones Apparel Group. Mr. Madden, Ms. Bell and Mr. Sotos are supported by an experienced management team with a broad, complementary range of skills including merchandise management, store operations, real estate, marketing, sourcing and finance from leading apparel and specialty retail companies.

Our Growth Strategy

Key elements of our growth strategy are:

•

Expand Our Store Base. We believe that our high-energy, mall-based lifestyle concept has national appeal that provides meaningful expansion opportunities. We plan to open approximately 25 stores (including the five new stores opened as of May 3, 2008) in fiscal year 2008 in both existing and new markets. In fiscal year 2009 and the next several years thereafter, we currently plan to open approximately 25 to 30 new stores annually. We believe that our total store potential in the United States is at least 300 locations, primarily comprised of existing and expected future regional malls, outdoor lifestyle centers and selected street locations in retail-oriented upscale neighborhoods.

•

Continue to Improve Store Productivity and Operating Margin. While we believe we have achieved store-level productivity that is superior to many leading specialty apparel retailers, our goal is to continue to increase comparable store and new store sales performance primarily through growth in store traffic and improvements in “conversion.” We define conversion as the number of transactions relative to the number of people who visit our stores. We use our information systems to enhance operating efficiency by monitoring customer traffic and conversion and through improved product planning and allocation decisions. In addition, we use customer relationship management, or CRM, and other tools to drive store and Style Consultant productivity. We believe that by leveraging our CRM software and continuing to invest in ongoing training for our Style Consultants, we can continue to improve store productivity. By enhancing store-level productivity and growing our net sales, we plan to improve our operating margin by leveraging our fixed store and corporate level expenses.

•

Increase Our Brand Awareness. We plan to increase our brand awareness and customer loyalty through our marketing events and promotions. Our direct-to-customer initiatives, such as emailing and text-messaging, inform our customers about the latest product offerings and special events. In addition, we will continue to promote our in-store music and social events, including “VIP” events featuring fashion, food and entertainment, as a means to reinforce our brand image and expand awareness among our target customers. We also intend to evaluate potential strategic affiliations and partnerships with companies that focus on our target customers.

•	Build on our Core Strengths. We believe our continued success will be primarily attributable to our:

•	ability to identify “fashion right,” lifestyle-inspired branded apparel and accessories;

•	disciplined operating philosophy which is supported by our investments in infrastructure and technology;

•	focus on creating an exciting in-store environment reflecting the interests of our target customers; and

•	customer-service oriented culture led by our store managers and Style Consultants.

We plan to build on these core strengths to reach our target customers with compelling merchandise in a differentiated retail environment as we continue to expand our store base.

Our Stores

As of May 3, 2008, we operated 43 stores including five stores which we opened in fiscal year 2008 across 17 states, averaging approximately 2,850 square feet per store. All of our stores are leased and are primarily located in malls, including lifestyle centers, with one street location on Halsted Street in Chicago. The following store list shows the number of stores we operated in each state as of May 3, 2008:

California	Connecticut	Maryland	Ohio
Brea Mall	Westfarms Mall*	Annapolis Mall	Beachwood Place
Del Amo Fashion Center		Towson Town Center	Kenwood Town Centre*
Fresno Fashion Fair	Florida
Galleria At Tyler	St. Johns Town Center	Michigan	Oregon
Glendale Galleria		Twelve Oaks Mall	Washington Square
Irvine Spectrum	Georgia
Los Cerritos Center	Lenox Square	Minnesota	Texas
Oakridge Mall	Perimeter Mall	Mall of America	Barton Creek Square
San Francisco Center			Baybrook Mall
Stonestown Galleria	Hawaii	New Jersey	Houston Galleria
The Oaks	Ala Moana Center*	Freehold Raceway Mall	Northpark Center
Topanga Plaza			The Domain
Valley Fair Mall	Illinois	Nevada	The Shops at Willow Bend
	Halsted	Fashion Show	Willowbrook Mall
Colorado	Woodfield Mall	Miracle Mile Shops
Cherry Creek Mall		Town Square Las Vegas
Massachusetts
	Burlington Mall*	New York
	Natick Mall	Palisades Center*
Walden Galleria

*	Denotes stores which were opened in fiscal year 2008

Store Experience

Our store design, in-store experience and customer service are a core part of our strategy and, we believe, differentiate us from other mall-based retailers.

We design and operate our stores to create a distinctive and engaging shopping environment that we believe resonates with our target customers and reflects their interest in fashion, music and art. On most weekends, we enhance the night club-like feel of our stores by inviting local disc jockeys to perform and provide a distinctive mix of music during peak store traffic hours. In select stores, we also host periodic “VIP” events which feature fashion, food and entertainment in an environment designed to encourage social networking and reinforce our brand image among our target customers. We believe that providing a fun and high-energy experience positions our stores as social and fashion destinations for our target customers.

Our store features multiple flat screen monitors, premium quality audio systems and boutique-inspired merchandise displays to encourage our customers to spend time in our stores as well as to visit them more frequently. To create a fun, multi-sensory store experience, we feature audio visual programming consisting of a custom music video play list reflecting a variety of music genres, such as rock and roll, electronica and hip-hop, and proprietary fashion videos with promotional bumpers that are created in-house and highlight current merchandise and fashion trends. This content is centrally managed by our corporate marketing personnel and downloaded regularly to each store’s media player.

Merchandise presentation is also an important element of our in-store experience. We display merchandise such as tops, bottoms and accessories on custom-designed boutique-style floor fixtures that feature current fashion trends. We strategically limit the quantity of a style on display to heighten the sense of urgency among our customers to purchase our products. Our merchant, planning and allocation and store operations teams develop monthly floor-set layouts that are communicated to our store staff. This centralized approach to merchandising fosters consistency of visual presentation throughout our stores.

We further complement our distinctive in-store experience with a strong commitment to customer service. We seek to recruit enthusiastic Style Consultants who understand our target customer’s lifestyle and share his or her interests. Style Consultants receive ongoing training through proprietary corporate-led education and mentorship-based programs to broaden their product knowledge and enhance their skills in interacting with customers. We also train our Style Consultants to reach out to customers proactively and invite them to visit the store and view outfitting suggestions when new merchandise arrives. We encourage our Style Consultants to capture customer contact information through our point-of-sale, or POS, system to facilitate proactive and personalized future service. We believe that our approach to customer service, which we refer to as “clienteling,” better enables our Style Consultants to establish credibility with our customers and build ongoing, one-on-one relationships with them, which we believe encourages more frequent visits, product trials and purchases by our customers. We reward our store staff with sales incentives, discounts on merchandise and special wardrobe allowances for new employees. For example, during fiscal year 2007, we initiated the Chairman’s Club program which annually rewards top sales producing Style Consultants with a three-day offsite for further training, inspiration and motivation.

Store Economics

We believe that our innovative retail approach and differentiated merchandise assortment contribute to the success of our stores. During fiscal year 2007, we achieved net sales per store and sales per square foot of $2.3 million and $804, respectively, based on the average number of stores and average square footage of stores open during that fiscal year. In addition, for stores open at least one year, we had comparable store sales increase of 34.2% during that fiscal year. This compares to net sales per store, sales per square foot and comparable store sales increase during fiscal year 2006 of $2.0 million, $660 and 18.3%, respectively. We believe that as our brand awareness increases within a given mall or community, our store productivity tends to improve as measured by comparable store sales increase.

Store Management and Operations

As of May 3, 2008, we had seven district managers, each of whom oversees multiple store locations. A typical district manager’s compensation package includes an annual salary, stock option grants and eligibility for performance-based incentives based primarily on the performance of stores under his or her supervision. These district managers report to our Executive Vice President of Store Operations and our regional director. Individual stores are managed by a store manager. Our store managers and Style Consultants are critical to attaining our store-level performance goals. Store managers are either recruited directly or promoted from Style Consultant, and are individuals that we believe show the leadership, energy, and enthusiasm to manage our overall in-store experience. Our store managers are responsible for a variety of day-to-day tasks and planning activities, such as hiring Style Consultants, ensuring adequate merchandise levels and providing ongoing training for our employees. A typical store manager’s compensation package includes an hourly wage, stock option grants and eligibility for performance-based incentives, subject to attainment of sales, shrink and conversion goals. We expect a typical store to have six to 12 part-time Style Consultants, depending on the season and the size of the location. Style Consultants are paid an hourly wage and are eligible to earn periodic performance bonuses based on the attainment of team and individual goals.

Store Expansion and Site Selection Process

Since our founding in 2004 through May 3, 2008, we have opened 43 stores. We plan to open approximately 25 stores (including the five new stores opened as of May 3, 2008) in fiscal year 2008 in both existing and new markets. In fiscal year 2009 and the next several years thereafter, we plan to open approximately 25 to 30 new stores annually. We believe that our total store potential in the United States is at least 300 locations, primarily comprised of existing and expected future regional malls, outdoor lifestyle centers and selected street locations in retail-oriented upscale neighborhoods.

We employ a rigorous new store selection process that is based on evaluating locations against a targeted list of economic criteria, including sales, profitability, capital investment and return on investment over the expected life of the lease. We also evaluate mall configuration, GLA, traffic and sales productivity, co-tenant and department store sales performance, store location and visibility as well as local area demographics such as age, population and income for each potential new store. The selection process is managed by our Vice President of Real Estate and Construction, with the extensive involvement of other senior management. Our new store model targets net sales per store of $1.9 million for the first twelve months of operation and an average payback period of 16 months on our initial investment.

We generally locate our stores in malls, including lifestyle centers, that have a diverse mix of specialty retailers that appeal to our target customers such as Aldo, Apple, Armani Exchange, bebe, Coach, Guess?, Juicy Couture, Lucky Brand, J Crew, MAC, Sephora and Urban Outfitters. We also prefer to locate our stores in malls that are anchored by department stores such as Barney’s, Bloomingdale’s, Neiman Marcus, Nordstrom and Saks Fifth Avenue. We believe we have strong relationships with key mall operators and developers and are viewed as a desirable tenant for a variety of reasons, including our innovative store design, consistency of performance, store productivity, impact on mall traffic and professionalism in managing our stores. By leveraging our relationships with mall operators and developers, we seek to obtain favorable locations, rents and tenant allowances in our store leases.

The following table shows our store openings by fiscal year since fiscal year 2004, including planned store openings in fiscal year 2008:

Fiscal year	Number opened	Operating at fiscal year end
2004	4	4
2005	6	10
2006	14	24
2007	14	38
2008	25 planned	63 planned

As of May 3, 2008, we had opened five new stores in fiscal year 2008.

Internet Sales

We supplement our sales from our stores with sales of certain of our merchandise through our Internet store which we introduced in fiscal year 2006. Sales through our Internet store have comprised less than 2% of our total net sales annually since inception. We expect our online operations to continue to grow over time.

Merchandising and Purchasing

Merchant, Planning and Allocation Team

Our merchant, planning and allocation team is led by our Chief Executive Officer, Renee Bell, two divisional merchandise managers and four buyers. A typical divisional merchandise manager’s and senior buyer’s compensation package includes an annual salary, stock option grants and eligibility for performance-based incentives based on position-specific objectives.

Product Offering

Our merchandise assortment consists of lifestyle-inspired men’s and women’s premium apparel, accessories and gifts from a variety of vendors that tend to have limited distribution in malls. Our men’s and women’s product categories include the following:

•	Men’s Apparel: Premium denim, tee shirts, woven shirts, knits, outerwear, sweaters, shorts and pants.

•	Women’s Apparel: Premium denim, tee shirts, woven/knit tops, dresses, outerwear, sweaters, shorts, pants and skirts.

•	Accessories and Gifts: Handbags, jewelry, hats, belts, watches, sunglasses, magazines, collectibles and seasonal gift items.

In fiscal year 2006, men’s apparel, women’s apparel, accessories and gifts accounted for approximately 41.1%, 41.3% and 17.6%, respectively, of our net sales for that fiscal year. In fiscal year 2007, men’s apparel, women’s apparel, accessories and gifts accounted for approximately 42.1%, 43.5% and 14.4%, respectively, of our net sales for that fiscal year.

During fiscal year 2007, we carried over 300 brands, some of which included:

•

Men’s: Acrylic, Affliction, Aqua VI, BC Ethic, Cardboard Robot, Christian Audigier, English Laundry, Ed Hardy, Exact Science, Howe, MEK, Monarchy, Obey, Rock & Republic, Stussy, Triple Five Soul, True Religion and 7 Diamonds.

•

Women’s: Aqua VI, Christian Audigier, Crash & Burn, Ed Hardy, Eight Sixty, Frankie B, Gentle Fawn, Industry, Matty M, MEK, Miss Me, Monarchy, Rock & Republic, Tokidoki, Triple Five Soul, Obey, Sinful and True Religion.

•	Accessories and Gifts: Betseyville, Betsey Johnson, Bula, Ed Hardy, Goorin, Kid Robot, Le Sportsac, Loop/Disney, Noir, Obey, Tarina Tarantino, Tokidoki and Triple Five Soul.

Merchandising Strategy

We seek to be our customers’ first choice as a trusted provider of “fashion right” branded apparel, accessories and gifts. We strive to offer a compelling product selection for our target customers by regularly editing our merchandise assortment to reflect key fashion trends and by carrying highly desirable brands and products, in appropriate depth, in many cases before other mall-based retailers. Our ability to commercialize such trends, we believe, is demonstrated by our success in identifying and promoting emerging brands and developing strong relationships with key vendors.

Our merchant, planning and allocation team conducts extensive research to identify emerging fashion trends. This research includes actively monitoring current media trends across music, art, television, movies and the Internet, analyzing feedback from our customers and Style Consultants, and attending trade shows and other events. Our merchandising strategy aims to create the feel of an exclusive boutique through our merchandise displays and through frequent deliveries of new merchandise in limited quantities to our stores. We believe that this approach encourages frequent customer visits to our stores to see the latest products and creates a sense of urgency among our customers to purchase product. In many cases, we obtain exclusives on select products for a period of time. We feel that these merchandising techniques further enhance our reputation for carrying hard-to-find products. We define exclusive merchandise to include (1) products sold to us on an exclusive basis (either among all retailers or with respect to specific malls) for a period of time, ranging from those with special overall styles to those with slight variations in stitching, color or other details of a given product that may otherwise be available at another retailer, and (2) a limited number of items carrying the “Metropark” label. During fiscal year 2007, exclusive merchandise represented 16% of merchandise receipts.

We regularly work with our vendors to minimize the time from purchase order to product delivery. We believe this approach improves our ability to respond to emerging trends and reduces our risk of over-or under-investment in specific inventory. Moreover, in many cases, we begin with smaller test quantities in a limited number of stores before ordering such items for broad distribution across our stores. Testing in a limited number of our stores allows our merchants to gauge potential demand while reducing our markdown risk. We closely monitor store sales by merchandise classification, stock keeping unit, color, size and other attributes to determine the type and quantity of merchandise to purchase.

Inventory Planning and Allocation

We create our inventory plans using proprietary models developed internally and software modules from NSB Retail Solutions, Inc., our retail systems supplier. The inventory planning process provides our merchant, planning and allocation team with data incorporating a number of factors that this team then utilizes to make purchasing decisions across our approximately 25 product categories. We employ a number of factors in managing our inventory by department and by store such as: product and brand sales performance, comparable store sales increases, weeks-of-supply, age of inventory, markdowns, shrink, new store openings and seasonality. Upon receipt of merchandise, we aim to allocate it in “real-time” to our stores based on inventory plans, current on-hand product levels and business trends.

In the fourth quarter of fiscal year 2006, we hired a Director of Loss Prevention to lead our efforts to minimize inventory shrink. As part of this effort, we have made investments in inventory sensor systems at all of our stores and are in the process of completing installation of in-store surveillance cameras across our store base. We also recently hired an additional employee who reports to our Director of Loss Prevention. Together, this team focuses on loss prevention initiatives and related training for our store level staff. We believe these actions contributed to our decrease in shrink as a percentage of sales in fiscal year 2007 from levels in fiscal year 2006.

Marketing Strategy

We seek to reach our target customer through a multi-faceted marketing approach that is primarily centered around our differentiated high-energy shopping environment. In addition to in-store marketing activities, our marketing strategy also includes a variety of direct-to-customer initiatives, such as emailing and text-messaging customers to inform them about the latest product offerings and exclusive events. Our Style Consultants also often notify their customers when specially requested merchandise has arrived in the store. As part of our longer term marketing strategy, we also intend to evaluate potential strategic affiliations and partnerships with companies that focus on our target customers.

We believe that a well-executed website is important in continuing to build broad brand awareness and increase traffic to our stores. Through our website, we aim to convey the image of a trusted provider of “fashion right” branded apparel, accessories and gifts to our target customers. We also have the ability to capture email data and user profiles on our website which we utilize to contact our customers for targeted marketing. In September 2006, we introduced an Internet store offering select merchandise for sale online. Sales through our Internet store comprised less than 2% of our total net sales in fiscal year 2007. We expect our online operations to continue to grow over time.

Our Employees

As of February 2, 2008, we had approximately 764 employees, all of which were employed in the United States. Of our employees, approximately 707 were employed in our stores (including our store managers and district managers), approximately 15 were employed in product procurement and merchandising, and approximately 42 employees were employed in our distribution facility or performed selling, general and administrative functions. Of our approximately 764 employees as of February 2, 2008, approximately 151 were full-time employees and approximately 613 were part-time employees. None of our employees are covered by a collective bargaining agreement. We have had no labor-related work stoppages, and we believe our relations with our employees are good. From time to time, including during the peak back-to-school and holiday seasons, we generally increase the number of part-time employees in our stores and our distribution facility.

Distribution

In April 2008, we executed a lease for an approximate 53,000 square foot combined headquarters and distribution facility in Commerce, California that we believe can support our growth requirements for the next several years. We transitioned our distribution activities into this new facility in May 2008.

All merchandise is delivered from our vendors to our distribution facility where it is inspected, counted, tagged, allocated, picked and boxed for shipment to our stores. Merchandise is shipped daily to stores via United Parcel Service, providing us with a steady flow of new and reordered merchandise. We maintain a relatively small amount of replenishment inventory at our distribution facility and stores.

Management Information Systems

We use our information systems to manage our retail and corporate operations. In anticipation of the continued expansion of our business, on September 21, 2005 we entered into a Managed Services Agreement with NSB. Pursuant to this agreement, we upgraded our enterprise systems by implementing NSB’s Connected Retailer suite of products, which we deployed as an Internet-based software as a service “SaaS” client. We believe that doing so allowed us to avoid the expense associated with internally developing and managing our own hardware and software systems. In addition, contracting with NSB to fulfill these functions has allowed us to focus our resources on merchandising, marketing and store development instead of managing data and data collection initiatives. NSB’s Connected Retailer suite of products provides support for multiple functional areas, including sales planning, merchandising, sales analytics, inventory management, loss prevention, business intelligence, CRM and in-store POS systems.

NSB’s turnkey POS system includes IBM POS terminals, debit and credit card authorization devices, gift card processing and application software for which we have a non-exclusive, non-perpetual, terminable, non-transferable license. Our systems provide near real-time sales and inventory data from our stores and the ability to capture customer data at point of sale and to create customer profiles with detailed purchase histories. In addition to our transaction monitoring capabilities, we have partnered with NSB and SunGard Availability Services to establish a disaster recovery plan. The initial term of the NSB Agreement expires on February 18, 2011. At the conclusion of the initial term, the Managed Services Agreement shall automatically renew for successive one-year periods unless either party provides 180 days’ prior written notice of termination to the other party.

Each of our stores is also equipped with Internet-based software and automated electronic equipment from ShopperTrack RCT which tracks customer traffic entering and leaving the store throughout the day.

We actively use our information systems, among other uses, to capture and analyze customer traffic, monitor sales transactions, manage inventory, optimize store-level merchandising decisions and assist store managers in monitoring and managing payroll and staffing. We believe our information systems are scalable and provide us with the necessary support and flexibility to meet our anticipated growth for at least the next several years.

Competition

The retail apparel and accessory industry is highly competitive and subject to rapidly changing fashion trends and customer tastes. We believe that competition in our industry takes place on the basis of a combination of factors including, among others, breadth, quality and style of merchandise offered, in-store experience, level of customer service, the ability to identify new and emerging fashion trends, brand image, scalability and price. We believe that we have been successful in competing on the basis of our distinctive product assortment, differentiated in-store experience, personalized customer service, strong vendor relationships and ability to anticipate, identify and respond to changing fashion trends and consumer preferences. In addition, we believe our relationships with mall operators and developers, operating performance and demonstrated growth provide us access to desirable retail locations.

In addition to our competitive strengths, we face a number of competitive challenges. Many of our competitors have substantially greater name recognition as well as financial, marketing and other resources and devote far greater resources to the marketing and sale of their products than we do. Many competitors also have more aggressive pricing policies. Unlike many of our competitors, we do not advertise through traditional media such as television, radio and print which could limit our brand awareness. We believe some of the retail stores and specialty boutiques with whom we compete also successfully offer individualized shopping and in-store experiences that could appeal to our target customers. Existing and new competitors may also seek to emulate facets of our business strategy and in-store experience. In addition, we may face new competitive challenges as we expand into new markets and increase our presence in existing markets. Competitive pressures may intensify as we expand our presence in the retail marketplace.

We face competition from major specialty stores that offer their own private label assortment, such as Armani Exchange, bebe, Guess? and Lucky Brand, from upscale department stores such as Barney’s, Bloomingdale’s, Neiman Marcus, Nordstrom and Saks Fifth Avenue, and specialty boutiques and retailers such as American Rag, Atrium, Big Drop, Fred Segal, Intermix, Kitson, Lisa Kline, Michael K, Planet Funk, Scoop and The Lounge. In addition, we face competition from some of our vendors who sell their products through their own stores and through the Internet to the retail market and therefore compete with us directly, including Ed Hardy, Rock & Republic and True Religion. Moreover, we face competition from merchandise sold through the Internet and through outlet or discount stores. Third party sales of counterfeit versions of the merchandise sold by us may also negatively impact our sales.

Government Regulation

We are subject to truth-in-advertising and other laws, including consumer protection regulations and zoning and occupancy ordinances that regulate retailers and/or govern the promotion and sale of merchandise and the operation of retail stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

A substantial portion of the products we purchase from vendors are manufactured outside the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. Importation of goods from foreign countries may be subject to embargo by U.S. Customs authorities if shipments exceed quota limits.

Properties

Our principal executive and administrative offices are currently located at 532 Coral Ridge Place, City of Industry, California 91746. We also lease approximately 6,000 square feet in an adjacent building used for certain office functions and which we historically used for distribution functions prior to the transition to our new headquarters and distribution facility. In addition, we also lease approximately 1,200 square feet of other administrative office space in Burbank, California. In April 2008, we executed a lease for an approximate 53,000 square foot combined headquarters and distribution facility in Commerce, California that we believe can support our growth requirements for the next several years. We transitioned our distribution activities into this new facility in May 2008 and anticipate moving the rest of our corporate activities into this new facility by fall 2008, at which time we will exit our City of Industry and Burbank facilities.

As of February 2, 2008, we leased approximately 108,683 gross square feet relating to our 38 stores that we operated as of that date. We occupy our retail stores under operating leases generally with terms of ten years, expiring through fiscal 2018. Some of our leases have early cancellation clauses, which permit the lease to be terminated by us or the landlord if certain sales levels are not met in specific periods. In addition to future minimum lease payments, substantially all of our store leases provide for percentage rent if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Most of our lease agreements have defined escalating rent provisions over the initial term and any extensions, which are included in rental expense on a prorated basis over the term of the lease and such extensions, if any. In nearly all cases, our leases do not have extension provisions. For certain locations, we receive tenant allowances and/or a free rent period.

Legal Proceedings

We are subject to various claims and legal actions arising in the ordinary course of our business. We believe that there are currently no claims or legal actions that are likely to have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of June 13, 2008, are as follows:

Name	Age	Position
Renee Bell	46	Chief Executive Officer and Director
Efthimios P. Sotos	40	Chief Operating and Financial Officer and Secretary
Lance Hutchison	39	Executive Vice President of Store Operations
Karen Green	49	Vice President of Real Estate and Construction
Rick Hicks	40	Vice President of Finance
Orval Madden	59	Director and Chairman of the Board
Jon E. Bortz(1)(2)(3)	51	Director
Thomas E. Davin(1)(2)(3)	50	Director
Robert Poole(1)	43	Director
Michael J. Puntoriero(2)(3)	54	Director

(1) Member of the compensation committee

(2) Member of the audit committee

(3) Member of the nominating and corporate governance committee

Renee Bell has served as our Chief Executive Officer and on our board of directors since October 2007. Ms. Bell joined our company in February 2005 as General Merchandising Manager and was promoted to Vice President and General Merchandise Manager in January 2006. From July 2003 to October 2004, she served as General Merchandise Manager at bebe stores, inc. where she was responsible for its merchandising and private label development. From May 1999 to May 2003, Ms. Bell was the Vice President of Merchandising at Charlotte Russe Holding, Inc. in their Rampage division. Ms. Bell holds a B.S. degree from Western Illinois University.

Efthimios P. Sotos has served as our Chief Operating and Financial Officer since February 2008 and our Secretary since April 2008. From 2007 to 2008, Mr. Sotos served as the Chief Operating and Financial Officer of BCBG Max Azria Group, Inc., a specialty retailer for women’s contemporary fashion. From 2006 to 2007, he was the Chief Financial Officer of Jones Apparel Group, Inc., a public company that is a designer, marketer and wholesaler of branded apparel, footwear and accessories with over 1,000 specialty retail and value-based stores. From 2005 to 2006, Mr. Sotos was the Executive Vice President, Treasurer, Strategic and Financial Planning for Jones Apparel Group, Inc. Prior to that, he also served as its Senior Vice President and Treasurer from 2002 to 2005 and its Corporate Vice President and Treasurer from 2001 to 2002. From 1995 to 2001, Mr. Sotos was the Assistant Treasurer of the Nine West Group, Inc. Mr. Sotos holds a B.S. degree in Industrial Management from Purdue University.

Lance Hutchison has served as our Executive Vice President of Store Operations since October 2007. Mr. Hutchison joined our company in May 2004 as Director of Stores and was promoted to Vice President, Store Operations in January 2006. From September 2002 to April 2004, he served as Regional Sales Director for Virgin Megastores, a division of Virgin Entertainment Group, Inc. From July 1994 to September 2002, he worked in various positions most recently as District Manager, Concept Stores for The Disney Store and from September 1986 to July 1994, he served in various positions for The Broadway Department Stores.

Karen Green has served as our Vice President, Real Estate and Construction since August 2006. From 1997 to March 2006, Ms. Green was Vice President of Real Estate and Lease

Administration for The Disney Store, overseeing a 2.5 million square foot retail store portfolio. From 1994 to 1997, Ms. Green served as Vice President of Real Estate and Lease Administration for S.S. Retail Stores Corporation, the owner of the Sesame Street General Store brand. From 1990 to 1994, she served as Vice President of Real Estate and Lease Administration for The Gymboree Corporation, or Gymboree. Prior to joining Gymboree, Ms. Green held various senior executive real estate positions with such retailers as AnnTaylor Stores Corporation and Laura Ashley Holdings plc. Ms. Green holds a B.S. degree in Business Administration from the Whittemore School of Business/Economics at the University of New Hampshire.

Rick Hicks has served as our Vice President of Finance since April 2007. Prior to that, Mr. Hicks served as our Controller since joining our company in September 2004. From July 2003 until September 2004, Mr. Hicks served as Financial Manager at Anchor Blue Retail Group. From 2002 to July 2003, he served as co-owner and Vice President of Hicks Manufacturing Corp. and from 2000 to 2002 Mr. Hicks served as Financial Analyst—Financial Planning and Reporting for Hot Topic, Inc., a public company specialty retailer. Mr. Hicks holds a B.A. degree in Business Administration from the University of Notre Dame.

Orval Madden is our Founder and has served on our board of directors since our inception in 2003. Mr. Madden also served as our Chief Executive Officer from our inception through April 2007, and was appointed Chairman of our board of directors in November 2007. From 1988 to 2000, Mr. Madden was founder and Chief Executive Officer of Hot Topic, Inc., a public company specialty retailer. From 1973 to 1988, he held various retail management positions. Mr. Madden holds a B.A. degree in Marketing from Michigan State University and an M.B.A. from the University of Chicago.

Jon E. Bortz has served on our board of directors since April 2008 and has been Chairman of the Board of Trustees of LaSalle Hotel Properties, or LaSalle, a leading multi-tenant, multi-operator real estate investment trust, since 2001. Mr. Bortz was appointed as a Trustee of LaSalle in 1998 and has been President and Chief Executive Officer of LaSalle since its formation in 1998. Mr. Bortz founded the Hotel Group of Jones Lang LaSalle Incorporated, or Jones Lang LaSalle, and as President, oversaw all of Jones Lang LaSalle’s hotel investment and development activities. From 1995 to 1998 as a managing director of Jones Lang LaSalle’s Investment Advisory Division, Mr. Bortz was also responsible for certain east coast development projects, including the redevelopment of Grand Central Terminal in New York City. From 1990 to 1995, he was a Senior Vice President of Jones Lang LaSalle’s Investment Division, with responsibility for east coast development projects and workouts, including the redevelopment of Union Station in Washington, D.C. Mr. Bortz joined Jones Lang LaSalle in 1981. Mr. Bortz is a member of the Board of Governors of the National Association of Real Estate Investment Trusts and a member of its Executive Committee. He is also a member of the Board of Trustees of Federal Realty Investment Trust, an equity real estate investment trust, as well as Chairman of its Compensation Committee and a Member of its Audit Committee. Mr. Bortz holds a B.S. in Economics from The Wharton School of the University of Pennsylvania and became a Certified Public Accountant in Maryland in 1979.

Thomas E. Davin has served on our board of directors since April 2008 and is Chief Executive Officer of Panda Restaurant Group, Inc., a leading Chinese restaurant chain with more than 1,100 restaurants. Mr. Davin joined Panda Restaurant Group in 2004 as its President and Chief Operating Officer. Prior to joining Panda Restaurant Group, Inc., Mr. Davin served, from 2001 to 2004, as the Operating Partner of Brentwood Private Equity III, LLC, a middle-market private equity firm. Mr. Davin was formerly director of Zumiez, Inc. from November 2002 to August 2006 and formerly a director of Oakley Inc. from August 2003 to November 2007. From 1993 to 2000, Mr. Davin was a senior executive with Taco Bell Corporation, a division of YUM! Brands, Inc., and served as its Chief

Operating Officer from 1997 to 2000. He also served as a U.S. Marine Corps officer from 1979 to 1985. Mr. Davin holds an A.B. degree from Duke University and an M.B.A. from Harvard Business School.

Robert Poole has served on our board of directors since 2004 and has been the Chief Investment Officer and Chairman of the Management Board of Bricoleur Capital Management, LLC, a hedge fund management company headquartered in San Diego, California since 1996. Mr. Poole also serves as a director of Solis Brands, Inc., a private functional/healthy beverage company headquartered in Orlando, Florida, as a director of Global Goddess Beauty, Inc., a private cosmetics company headquartered in New York, NY, and as a director for the Nevada Cancer Institute, a comprehensive cancer care facility in Las Vegas, Nevada. Mr. Poole holds a Sc.B degree in Applied Mathematics and Economics from Brown University and an M.B.A. from Harvard Business School.

Michael J. Puntoriero has served on our board of directors since April 2008 and was formerly a director of Oakley, Inc. from January 2005 to November 2007. Since July 2007 to the present, Mr. Puntoriero has served as Managing Director and Chief Financial Officer of Allianz Global Investors of America LLC and certain subsidiaries including Chief Financial Officer, NFJ Investment Group; Managing Director and Chief Financial Officer, Allianz Global Investors of America L.P.; and Chief Financial Officer of Pacific Investment Management Company LLC, Allianz Global Investors Distributors LLC, Oppenheimer Capital LLC and a number of other affiliated entities. From May 2006 to July 2007, Mr. Puntoriero served as Senior Vice President and Chief Financial Officer of Avanir Pharmaceuticals. In April 2006, Mr. Puntoriero served as a consultant to Avanir Pharmaceuticals. From July 2004 to March 2006, Mr. Puntoriero was Vice President of Fleetwood Enterprises, Inc. and President of Fleetwood Vacation Club, Inc., a wholly owned subsidiary of Fleetwood Enterprises, Inc. From September 2003 to July 2004, Mr. Puntoriero did consulting work for various companies, including Fleetwood Enterprises, Inc. From January 2003 to September 2003, he served as Chief Financial Officer and Executive Vice President at First Consulting Group, Inc. Mr. Puntoriero’s previous business experience also includes more than 23 years at Arthur Andersen LLP through 2002. Mr. Puntoriero holds a B.S. in Accounting and Finance from California State University, Northridge and an M.B.A. from the University of Southern California.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of six members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Written board materials are distributed in advance of meetings as a general rule, and our board of directors schedules meetings with and presentations from members of our senior management on a regular basis and as required.

Our board of directors has determined that three of our six directors, Jon E. Bortz, Thomas E. Davin and Michael J. Puntoriero, are independent directors, as defined by Rule 4200(a)(15) of the Nasdaq Marketplace Rules.

Effective upon the closing of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Orval Madden and Jon E. Bortz, and whose terms will expire at our annual meeting of stockholders to be held in 2009;

•	Class II, which will consist of Robert Poole and Thomas E. Davin, and whose terms will expire at our annual meeting of stockholders to be held in 2010; and

•	Class III, which will consist of Renee Bell and Michael J. Puntoriero, and whose terms will expire at our annual meeting of stockholders to be held in 2011.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently nine members. Prior to the closing of this offering, the authorized size of our board of directors will be reduced to six members so there will be no director seat vacancies. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66-2/3% of our voting stock.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Michael J. Puntoriero, Jon E. Bortz and Thomas E. Davin. Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq Stock Market and Securities and Exchange Commission independence and other requirements for audit committee members. Mr. Puntoriero serves as the chair of our audit committee. The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments, if appropriate;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the Securities and Exchange Commission requires in our annual proxy statement;

•

reviewing and providing oversight of any related person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with our code of conduct and ethics;

•	reviewing on a periodic basis our investment policy;

•	reviewing on a periodic basis the adequacy of our audit committee charter; and

•	reviewing and evaluating on an annual basis the performance of the audit committee.

Our board of directors has determined that Mr. Puntoriero qualifies as an audit committee financial expert within the meaning of Securities and Exchange Commission regulations and the Nasdaq Marketplace Rules. In making this determination, our board has considered Mr. Puntoriero’s formal education and the nature and scope of experience that he has previously had with public companies. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Compensation Committee

Our compensation committee consists of Thomas E. Davin, Jon E. Bortz and Robert Poole. Our board of directors has determined that each of Mr. Bortz and Mr. Davin satisfies the Nasdaq Stock Market independence requirements. Mr. Davin serves as the chair of our compensation committee. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	reviewing and approving the compensation and other terms of employment of our executive officers;

•	reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) our equity incentive plans, compensation plans and similar programs, as well as modifying, amending or terminating existing plans and programs;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the type and amount of compensation to be paid or awarded to our non-employee board members;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change of control protections and any other compensatory arrangements for our executive officers;

•

reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the Securities and Exchange Commission;

•	preparing the report that the Securities and Exchange Commission requires in our annual proxy statement;

•	reviewing the adequacy of our compensation committee charter on a periodic basis; and

•	reviewing and assessing on at least an annual basis the performance of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Jon E. Bortz, Thomas E. Davin and Michael J. Puntoriero. Our board of directors has determined that each of the members of our nominating and corporate governance committee satisfies the Nasdaq Stock Market independence requirements. Mr. Bortz serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board for individual directors is appropriate;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•

developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application, and recommending to our board of directors any changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise;

•	reviewing the adequacy of our nominating and corporate governance committee charter on a periodic basis; and

•	annually evaluating the performance of the nominating and corporate governance committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements based on our current plans, considerations, expectations and determinations regarding future compensation programs. In addition, this discussion contains certain performance objectives established by us for fiscal year 2008 solely with respect to our compensation programs. Such performance objectives do not constitute guidance regarding our expected future operating results. Our actual operating results for fiscal year 2008 are subject to significant risks, uncertainties and contingencies, including those risks set forth in the section titled “Risk Factors.” Our actual results for fiscal year 2008 will likely vary from such performance targets, which variance may be material and adverse. See “Forward Looking Statements.”

Overview

In April 2008, we established the compensation committee of our board of directors consisting of three members. This committee, which includes two independent directors, will administer our executive compensation program. Prior to establishing the compensation committee, our full board of directors administered our executive compensation program. The compensation committee will oversee our compensation and benefit plans and policies, administer our equity incentive plans and review and approve generally on an annual basis all compensation decisions relating to all of our executive officers.

Our Philosophy

The primary goals of our executive compensation program have been to:

•	attract, retain, motivate and reward talented executives;

•	tie annual cash and long-term compensation incentives to our short-term and long-term performance;

•	create long-term value for our stockholders by aligning the interests of our executives with those of our stockholders; and

•	provide our executives with a total compensation package that recognizes individual contributions, as well as overall business results.

These goals have fallen in line with our overall corporate philosophy of building a culture of broad employee ownership, generally through our long-term equity incentive programs, and teamwork. Compensation amounts historically have been highly individualized, resulted from arm’s length negotiations and have been based on a variety of informal factors including, in addition to the factors listed above, our financial condition and available resources, our need for that particular position to be filled and the compensation levels of our other executive officers, each as of the time of the applicable compensation decision. In addition, we informally considered the competitive market for corresponding positions within comparable geographic areas and companies of similar size and stage of development operating in the retail apparel industry. This informal consideration was based on the general knowledge possessed by the members of our board of directors regarding the compensation given to some of the executive officers of other companies in our industry through informal discussions with recruiting firms and research, and informal benchmarking against their personal knowledge of the competitive market. As a result, our board of directors historically has typically applied its subjective discretion to make compensation decisions and did not formally benchmark its executive compensation against a particular set of comparable companies or use a formula to set the compensation for our executives in relation to survey data. Our entire board of directors made compensation decisions for our executive officers and after thorough discussion of various factors, including any informal knowledge or data each individual board member may have had, would set and approve the compensation for each executive on an individual basis. We anticipate that our recently formed compensation committee will more formally benchmark executive compensation against a peer group of comparable companies in the future. We also anticipate that our compensation committee may make adjustments in executive compensation levels in the future as a result of this more formal benchmarking process.

Components of Executive Compensation

Our current executive compensation program, which was set by our full board of directors prior to the establishment of our new compensation committee, consists of the following components: base salary, bonus and long-term equity-based incentives. Our executive officers are also entitled to other benefits that are generally available to our employees.

Our current policies with respect to each of these elements, including the basis for the compensation awarded to our executive officers, are discussed below. In addition, while each element of compensation described below is considered separately, our board of directors has and our new compensation committee will take into account the full compensation package for each individual in determining total compensation.

Base Salary

The base salary established for each of our executive officers is intended to reflect each individual’s responsibilities, experience, prior performance and other discretionary factors deemed relevant by our board of directors and/or compensation committee. Base salary is also designed to provide our executive officers with steady cash flow during the course of the fiscal year that is not contingent on short-term variations in our corporate performance. Our board of directors and/or compensation committee determine market level compensation for base salaries based on our executives’ experience in the industry with reference to the base salaries of similarly situated executives in other companies of similar size and stage of development operating in the retail apparel industry. This determination is informal and based primarily on the general knowledge of our board of directors/compensation committee of the compensation practices within our industry.

In considering whether to adjust base salary from year to year, our board of directors and/or compensation committee consider the following:

•	corporate performance and the performance of each individual executive officer;

•	new responsibilities delegated to each executive officer during the year; and

•

the competitive marketplace for executive talent, including an informal comparison of base salaries for comparable positions at other similarly situated companies operating in the retail apparel industry based on the general knowledge possessed by our board of directors/compensation committee.

With these principles in mind, base salaries are reviewed during the first half of the fiscal year by our board of directors and/or compensation committee, and may be adjusted from time to time based on the results of this review. In past years, our board of directors reviewed the performance of all executive officers, and based on this review and any relevant informal competitive market data made available to them during the past year (through informal discussions with recruiting firms, research and informal benchmarking against our directors’ personal knowledge of the competitive market), set the executive compensation package for each executive officer for the coming year, including base salary and bonus target percentages, as applicable. Upon the closing of this offering, the compensation committee will take a more significant role in this annual review and decision-making process.

Fiscal Year 2006 Base Salaries

With the exception of Robert Allison, all of our named executive officers were employed by us for all or part of fiscal year 2006. The fiscal year 2006 base salaries for Renee Bell, Lance Hutchison, Karen Green and Rick Hicks were established by our board of directors, with the above criteria in mind. In January 2006, Ms. Bell and Mr. Hutchison received promotions, and in April 2006, they received base salary increases to $230,000 and $156,250, respectively, in recognition of these promotions and their positive contributions to Metropark during the previous fiscal year. In April 2006, Mr. Hicks received a base salary increase of $10,000 to a base salary of $110,000 in recognition of the positive contribution he had made to Metropark during the previous fiscal year. In September 2006, Mr. Hicks received an additional merit increase based on his exceptional performance to a base salary of $150,000. Ms. Green joined us in August 2006 at a base salary of $225,000 and, in establishing her starting base salary with us, our board of directors considered the above criteria as well as her base salary at her prior place of employment. The fiscal year 2006 base salaries of our Founder, Mr. Madden, and our Co-Founder and former Chief Financial Officer, Jay Johnson, which were $150,000 and $100,000 respectively, were established in a more subjective manner than those of our other named executive officers. Our board of directors took into consideration the start-up nature of our company, the need to conserve cash and the roles that Messrs. Madden and Johnson played in founding our company including their equity ownership and determined that it would be in the best interest of the company to set their salaries below market levels (as based on informal competitive market data) and not to provide them with any bonus opportunity or stock option grants.

Fiscal year 2006 base salaries earned by our named executive officers are set forth below in the Summary Compensation Table.

Fiscal Year 2007 Base Salaries

For fiscal year 2007, our board of directors increased the base salaries of Mses. Bell and Green and Messrs. Hutchison and Hicks. In April 2007, Mr. Hutchison’s base salary was increased by $43,750, and Mses. Bell’s and Green’s base salaries were increased by $25,300 and $50,000, respectively. In June 2007, Mr. Hick’s base salary was increased by $25,000. All of these increases were merit-based and were awarded by our board of directors in an effort to acknowledge the exceptional annual reviews achieved by these individuals for performance during the prior fiscal year.

Mr. Allison joined us in April 2007 and served as our Chief Executive Officer until October 2007. He also served as our President and Chief Operating Officer from October 2007 until the termination of his employment in November 2007. Prior to joining us as an executive officer, Mr. Allison served on our board of directors. In establishing his base salary, our board of directors met and thoroughly discussed the informal market data in its possession, including but not limited to, data regarding the competitive market for corresponding positions within comparable geographic areas and with companies of similar size and stage of development operating in the retail apparel industry. Based on these discussions and such informal market data, our board of directors set Mr. Allison’s base salary at $360,000 per year. In October 2007, Ms. Bell’s base salary was increased to $325,000 in connection with her appointment as our Chief Executive Officer.

There were no changes to the base salaries of Messrs. Madden and Johnson for fiscal year 2007.

Fiscal year 2007 base salaries earned by our named executive officers are set forth below in the Summary Compensation Table.

Fiscal Year 2008 Base Salaries

For fiscal year 2008, based on the criteria above, including our corporate performance in fiscal year 2007, the following base salaries for our named executive officers for fiscal year 2008 have been established by our board of directors:

Name	Fiscal Year 2008 Base Salary
Renee Bell	$325,000
Karen Green	$286,000
Lance Hutchison	$255,000
Rick Hicks	$180,253

Mr. Madden, while continuing to serve as a member of our board of directors, is no longer serving as an executive officer of the company. Messrs. Allison and Johnson are no longer serving as executive officers of the company or as members of our board of directors.

In March 2008, Efthimios P. Sotos joined us as our Chief Operating and Financial Officer. We do not anticipate that our detailed disclosure of fiscal year 2008 compensation for Mr. Sotos will be materially different from the range of base salary, bonuses and long-term equity-based incentives that we have disclosed for our current named executive officers. Pursuant to an offer letter we entered into with Mr. Sotos, he will receive a minimum annual base salary of $300,000, which is subject to annual review and adjustment.

Bonus

Our board of directors and/or compensation committee have the authority and discretion to award annual cash bonuses to our executive officers. The annual cash bonuses are intended to offer incentive compensation by rewarding the achievement of corporate and individual goals. Corporate goals are typically based on operational, financial and business development objectives, while individual goals are typically based on a particular executive officer’s respective area of responsibility and designed to support overall corporate goal achievement. On an annual basis, or at the commencement of an executive officer’s employment with us, our board of directors and/or compensation committee typically sets a target level of bonus compensation that is structured as a percentage of such executive officer’s annual base salary. Depending upon corporate and individual performance, an executive officer may receive up to 110% of his or her target bonus amount. We believe that establishing cash bonus opportunities is an important factor in both attracting and retaining the services of qualified and highly skilled executives. These annual bonuses are intended to reward executive officers who have a positive impact on corporate results, and, as such, they provide an incentive to achieve overall company goals and specific individual goals, thereby enhancing stockholder value.

Fiscal Year 2006 Bonus Awards

In April 2007, our board of directors decided to pay discretionary cash bonuses for fiscal year 2006. Ms. Bell received $34,500, Ms. Green received $45,000, Mr. Hutchison received $23,438 and Mr. Hicks received $22,500. All of these amounts were determined pursuant to an established target bonus percentage based on the executive officers’ individual base salaries at the beginning of the fiscal year and upon discussion of their individual contributions to the company and their performance with respect to established corporate and individual goals, such as goals related to our net sales and net income for fiscal year 2006. As discussed above, due to Messrs. Madden’s, and Johnson’s roles as Founder and Co-Founder, respectively, and their respective significant equity ownership positions in our company, they were not awarded any cash bonuses for fiscal year 2006 as a means of conserving cash for the expansion of the company.

Fiscal Year 2007 Bonus Awards

In April 2008, our board of directors decided to pay discretionary cash bonuses for fiscal year 2007. Ms. Bell received $56,849, Ms. Green received $100,000, Mr. Hutchison received $38,942 and Mr. Hicks received $27,367. All of these amounts, with the exception of Ms. Green’s cash bonus amount, were determined pursuant to an established target bonus percentage based on the executive officers’ individual base salaries at the beginning of the fiscal year and upon discussion of their individual contributions to the company and their performance with respect to established corporate and individual goals, such as goals related to our net sales and net income for fiscal year 2007. Ms. Green’s cash bonus amount was pre-determined in her employment offer letter and was set at a flat amount instead of a target bonus percentage based on her base salary for fiscal year 2007. As discussed above, due to Messrs. Madden’s and Johnson’s roles as Founder and Co-Founder, respectively, and their respective significant equity ownership positions in our company, they were not awarded any cash bonuses for fiscal year 2007 as a means of conserving cash for the expansion of the company.

Fiscal Year 2008 Bonus Awards

In April 2008, the target percentage amounts for the discretionary cash bonuses for each of our current executive officers were established by our board of directors. For fiscal year 2008, Messrs. Hutchison and Hicks and Mses. Bell and Green, our current named executive officers, are eligible to receive annual cash bonuses up to 20%, 15%, 25% and 20%, respectively, of their fiscal year 2008 base salaries. As discussed above, in connection with setting these target percentage amounts, our board of directors established various corporate and individual performance goals and objectives and the achievement of these various goals and objectives throughout the fiscal year will determine the actual cash bonus paid out to each executive officer at the end of fiscal year 2008.

Pursuant to the offer letter we entered into in February 2008 with Mr. Sotos, our current Chief Operating and Financial Officer, he is eligible to receive a bonus in the amount of $90,000 for his work during fiscal year 2008. He is also eligible to receive a target bonus of at least 30% of his annual base salary in future years based on achievement of certain goals and objectives determined by our board of directors and/or compensation committee.

Long-Term Equity-Based Incentives

Our board of directors and compensation committee believe that equity-based compensation is an important component of our executive compensation program and that providing a significant portion of our executive officers’ total compensation package in equity-based compensation aligns the incentives of our executives with the interests of our stockholders and with our long-term corporate success. Additionally, our board of directors and compensation committee believe that equity-based compensation awards enable us to attract, motivate, retain and adequately compensate executive talent. To that end, we award equity-based compensation in the form of options to purchase shares of our common stock. Our board of directors and compensation committee believe stock options provide executives with a significant long-term interest in our success by rewarding the creation of stockholder value over time.

Generally, each executive officer is provided with a stock option grant when they join our company based upon his or her position with us and his or her relevant prior experience. These inducement grants generally vest over the course of four years with 25% of the shares vesting on the first anniversary of the applicable grant date and the remainder of the shares vesting quarterly in equal installments over the following 36 months, to encourage executive longevity and to compensate our executive officers for their contribution to our success over a period of time. In addition to stock options granted upon commencement of employment with us, our board of directors and/or compensation committee may grant additional stock options to retain our executives and to recognize the achievement of corporate and individual goals and/or strong individual performance.

Stock options are granted with an exercise price equal to or greater than the fair market value of our stock on the applicable date of grant. To date, because there has not been a public market for our shares, fair market value has been determined based on the good faith determination of our board of directors. Following the closing of this offering, we expect to determine fair market value for purposes of stock option pricing based on the closing price of our common stock on the Nasdaq Global Market on the date of grant.

In 2007, our board of directors established a general formula for use in determining the size of the option grants given to our employees. In general, a stock option grant was determined by dividing an employee’s base salary by the exercise price for each share of our common stock (the then current fair market value). This amount is then multiplied by an informal “index” that was generally based on such employee’s base salary, though that “index” may vary based on the particular circumstances such as the general quality of a particular employee’s performance. This general formula is currently used for our non-executive officer employees, but is only used as one of many factors taken into consideration when our board of directors is determining the size of stock option grants for our executive officers. In addition to this general formula, our board of directors also considers the executive officer’s current position with the company, the size of their total compensation package and the amount of existing vested and unvested stock options, if any, then held by the employee. No formal benchmarking efforts are made by our board of directors or compensation committee with respect to the size of option grants made to executive officers and, in general, the determination process is very informal. Historically, our board of directors has made all stock option grant decisions with respect to our executive officers, and we anticipate that, following the closing of this offering, our compensation committee will, subject to approval by our board of directors as deemed necessary by the compensation committee, determine the size and terms and conditions of option grants to our executive officers in accordance with the terms of the applicable plan and will approve them on an individual basis.

Fiscal Year 2006 Option Grants

During fiscal year 2006, to meet the goals of our long-term equity-based incentives program, our board of directors granted the following options to purchase shares of our common stock to Ms. Green and Messrs. Allison, Hutchison and Hicks:

Name	Grant Date	Number of Shares	Exercise Price
Robert Allison*	3/21/06	100,000	$1.00
Lance Hutchison	3/21/06	75,000	$1.00
Karen Green	11/7/06	125,000	$1.00
Rick Hicks	3/21/06	35,000	$1.00

*	Mr. Allison’s option grant was awarded to Innovate Partners, Inc., a company affiliated with Mr. Allison, and 100% of the total number of shares vested on April 1, 2007.

Fiscal Year 2007 Option Grants

Mses. Bell and Green and Messrs. Allison, Hutchison and Hicks received option grants during fiscal year 2007 as set forth below in the Grants of Plan-Based Awards Table.

Fiscal Year 2008 Option Grants

In connection with the offer letter we entered into in February 2008 with Mr. Sotos, our current Chief Operating and Financial Officer, he was granted an option in April 2008 to purchase 700,000 shares of our common stock at an exercise price of $2.20 per share, with 25% of the shares vesting on the first anniversary of the applicable grant date and the remainder vesting quarterly in equal installments over the following 36 months. Moreover, in June 2008, Mr. Sotos was granted additional options to purchase an aggregate 284,731 shares of our common stock at an exercise price of $3.00 per share, with the option to purchase 166,667 shares being immediately vested and exercisable on the applicable grant date and the option to purchase 118,064 shares vesting over the course of four years, with 25% of the shares vesting on the first anniversary of the applicable grant date and the remainder vesting quarterly in equal installments over the following 36 months.

In addition, Mses. Bell and Green and Messrs. Hutchison and Hicks received option grants during fiscal year 2008 as follows:

Name	Grant Date	Number of Shares	Exercise Price
Renee Bell	6/11/08	32,500	$3.00
Lance Hutchison	6/11/08	25,500	$3.00
Karen Green	6/11/08	28,600	$3.00
Rick Hicks	6/11/08	18,050	$3.00

We do not expect to grant any additional stock options to any of our current named executive officers in the remainder of fiscal year 2008.

Effective upon the closing of this offering, we will implement our 2008 equity incentive plan. For more information relating to our 2008 equity incentive plan, see “Equity Benefit Plans—2008 Equity Incentive Plan” below.

Our 2008 equity incentive plan will allow for the grant of other forms of equity incentives in addition to stock options, such as grants of restricted stock, restricted stock units and stock appreciation rights. In the future, our board of directors and/or compensation committee may consider awarding such additional or alternative forms of awards to our executive officers, although no decision to use such other forms of award has yet been made.

Benefits

We provide the following benefits to our executive officers on the same basis as the benefits provided to all employees:

•	health and dental insurance;

•	life insurance; and

•	vacation, personal holidays and sick days.

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for employees.

Summary Compensation Table

The following table sets forth summary information concerning compensation of each individual who served as our principal executive officer or principal financial officer during fiscal year 2007 and each of our next three most highly compensated executive officers whose total compensation exceeded $100,000 during fiscal year 2007 and, for such executive officers who were then employees of our company, fiscal year 2006. We refer to these persons as our named executive officers.

Name and Principal Position During Fiscal Year 2007	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Renee Bell(2) Chief Executive Officer	2007 2006	280,727 233,078	56,849 34,500	78,021 —	— —	415,597 267,578
Orval Madden(3) Chief Executive Officer	2007 2006	155,770 150,963	— —	— —	— —	155,770 150,963
Jay Johnson(4) Chief Financial Officer	2007 2006	103,846 99,039	— —	— —	— —	103,846 99,039
Robert Allison(5) Chief Executive Officer, President and Chief Operating Officer	2007	214,618	100,000	585,043	—	899,661
Lance Hutchison(6) Executive Vice President of Store Operations	2007 2006	212,979 156,250	38,942 23,438	51,333 7,188	— —	303,254 186,876
Karen Green(7) Vice President of Real Estate and Construction	2007 2006	274,039 112,502	100,000 45,000	70,156 5,990	— —	444,195 163,492
Rick Hicks(8) Vice President of Finance	2007 2006	172,116 126,156	27,367 22,500	15,275 3,354	— —	214,758 152,010

(1)	Amounts represent the expensed fair value of stock options calculated in accordance with FAS 123R using the prospective transition method without consideration of forfeitures. For a discussion of the valuation assumptions, see notes 2 and 13 to our financial statements for the fiscal year ended February 2, 2008.
(2)	Ms. Bell was appointed our Chief Executive Officer in October 2007. Prior to such appointment, Ms. Bell served as our Vice President and General Merchandising Manager.
(3)	Mr. Madden is our Founder and served as our Chief Executive Officer from our inception until April 2007. He is no longer an executive officer, but remains the Chairman of our board of directors.
(4)	Mr. Johnson is our Co-Founder and served as our Chief Financial Officer from December 2003 until his resignation in March 2008. He is no longer an executive officer and no longer serves as a member of our board of directors.
(5)	Mr. Allison served as our Chief Executive Officer from April 2007 to October 2007 and as our President and Chief Operating Officer from October 2007 until the termination of his employment in November 2007. He is no longer an executive officer or member of our board of directors.
(6)	Mr. Hutchison was appointed our Executive Vice President of Store Operations in October 2007. Prior to such appointment, Mr. Huchison served as our Vice President, Store Operations beginning in January 2006 and prior to that he served as our Director of Stores.
(7)	Ms. Green joined us as our Vice President, Real Estate and Construction in August 2006.
(8)	Mr. Hicks was appointed as our Vice President of Finance in April 2007. Prior to such appointment, Mr. Hicks served as our Controller.

Grants of Plan-Based Awards

The following table sets forth each grant of a plan-based award made to a named executive officer during fiscal year 2007. With the exception of stock options granted to Mr. Allison, all stock options granted to our named executive officers are incentive stock options, to the extent permissible under the Code. The exercise price per share of each stock option granted to our named executive officers was equal to the fair market value of our common stock as determined in good faith by our board of directors on the applicable date of the grant. All stock options were granted under our amended and restated stock option plan.

Name	Grant Date	All Option Awards: Number of Shares of Stock or Units	Exercise or Base Price of Option Awards ($ per share)(1)	Grant Date Fair Value of Option Awards ($)(2)
Renee Bell(3)	2/28/07	150,000	$1.75	$135,000
	10/1/07	500,000	2.20	565,000
Karen Green(4)	3/28/07	125,000	1.75	112,500
	5/30/07	200,000	1.75	180,000
Robert Allison(5)	4/2/07	700,000	1.75	585,043
Lance Hutchison(3)	2/28/07	150,000	1.75	135,000
	10/1/07	125,000	2.20	141,250
Rick Hicks(3)	5/30/07	75,000	1.75	67,500

(1)	Represents the per share fair market value of our common stock, as determined in good faith by our board of directors on the applicable date of grant. For a discussion of the valuation assumptions, see notes 2 and 13 to our financial statements for the fiscal year ended February 2, 2008.
(2)	Calculated in accordance with SFAS 123R using the prospective transition method without consideration of forfeitures.
(3)	25% of the total number of shares subject to this named executive officer’s stock options vest on the first anniversary of the applicable vesting commencement date with the remainder vesting quarterly in equal installments over the following 36 months.
(4)	25% of the total number of shares subject to this named executive officer’s stock option dated March 28, 2007 vest on the first anniversary of the applicable vesting commencement date with the remainder vesting quarterly in equal installments over the following 36 months. 25% of the total number of shares subject to this named executive officer’s stock option dated May 30, 2007 vest on the second anniversary of the applicable vesting commencement date with the remainder vesting quarterly in equal installments over the following 36 months.
(5)	The shares subject to Mr. Allison’s stock option grant to purchase 700,000 shares of our common stock vested in seven consecutive monthly installments of 100,000 shares over the period from May 1, 2007 to November 1, 2007. This stock option grant originally represented the right to purchase 1,500,000 shares of our common stock, but the right to purchase 800,000 of those shares was forfeited following the termination of Mr. Allison’s employment in November 2007.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding outstanding equity awards granted to our named executive officers that remain outstanding as of February 2, 2008.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Option Awards Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price		Option Expiration Date
Renee Bell	303,750		101,250		$0.25	3/23/15
	—		150,000		$1.75	2/28/17
	—		500,000		$2.20	10/1/17
Robert Allison	100,000		—		$0.25	3/9/14
	100,000	(2)	—		$1.00	3/21/16
	700,000	(3)	—		$1.75	11/9/09
Karen Green	39,062		85,938		$1.00	11/7/16
	—		125,000		$1.75	3/28/17
	—		200,000		$1.75	5/30/17
Lance Hutchison	70,312		4,688		$0.25	6/8/14
	51,562		23,438		$0.40	6/22/15
	32,814		42,186		$1.00	3/21/16
	—		150,000		$1.75	2/28/17
	—		125,000		$2.20	10/1/17
Rick Hicks	24,375 34,375 15,313 —		5,625 15,625 19,687 75,000	$ $ $ $	0.25 0.40 1.00 1.75	11/10/14 6/22/15 3/21/16 5/30/17

(1)	Except for Mr. Allison’s option to purchase 700,000 shares of our common stock, all option grants have a ten year term from the applicable grant date. With the exception of Ms. Green’s option to purchase 200,000 shares of our common stock, Mr. Allison’s option to purchase 700,000 shares of our common stock and Mr. Allison’s option to purchase 100,000 shares of our common stock discussed in footnote (2) below, 25% of the total number of shares subject to these executive officer stock options vest on the first anniversary of the applicable vesting commencement date with the remainder vesting quarterly in equal installments over the following 36 months. The shares subject to Ms. Green’s stock option to purchase 200,000 shares of our common stock, vest as to 50,000 of such shares on the second anniversary of the applicable vesting commencement date and the remainder of such shares vest quarterly in equal installments over the following 36 months.
(2)	Stock option was awarded to Innovate Partners, Inc., a company affiliated with Mr. Allison, and 100% of the total number of shares vested on April 1, 2007.
(3)	The shares subject to Mr. Allison’s stock option to purchase 700,000 shares of our common stock vested in seven consecutive monthly installments of 100,000 shares each over the period from May 1, 2007 to November 1, 2007. This stock option grant originally represented the right to purchase 1,500,000 shares of our common stock, but the right to purchase 800,000 of those shares was forfeited following the termination of Mr. Allison’s employment in November 2007, and the term of the option was reduced from ten years to two years pursuant to the original terms of the stock option award agreement related to this option.

Options Exercises and Stock Vested

None of our named executive officers exercised stock options to purchase shares of our common stock or had any stock awards to purchase shares of our common stock that vested during fiscal year 2007.

Pension Benefits

Our named executive officers did not participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us. Our board of directors or compensation committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Nonqualified Deferred Compensation

Our named executive officers did not participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our board of directors or compensation committee may elect to provide our executive officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interest.

Employment and Severance Arrangements with Named Executive Officers

Offer Letters

Renee Bell

On October 5, 2007, we entered into an offer letter with Renee Bell, our Chief Executive Officer. Ms. Bell’s employment with us began in February 2005 as a General Merchandising Manager and she was promoted to Vice President and General Merchandise Manager in January 2006. Under her offer letter, Ms. Bell receives a minimum annual base salary of $325,000, which is subject to annual review and adjustment. Ms. Bell is also eligible to receive an annual performance bonus of up to 25% of her base salary for the applicable fiscal year, if specified corporate and individual performance goals, as determined by our board of directors or compensation committee, are met for that year. In connection with this offer letter, we also granted Ms. Bell options to purchase 500,000 shares of our common stock at an exercise price of $2.20 per share with 25% of the total number of shares to vest on the first anniversary of the applicable grant date with the remainder vesting quarterly in equal installments over the following 36 months. Ms. Bell is entitled to participate in employee benefit arrangements generally available to our employees.

Karen Green

On June 29, 2006, we entered into an offer letter with Karen Green, our Vice President of Real Estate and Construction. On April 24, 2007, we amended the terms of Ms. Green’s original offer letter. Under Ms. Green’s offer letter, as amended, Ms. Green receives a minimum annual base salary of $275,000, which is subject to annual review and adjustment. Her base salary for fiscal year 2008 has been established at $286,000. Ms. Green is also eligible to receive a target bonus of up to $100,000, with up to $55,000 being payable for the applicable fiscal year based on company performance and the remaining $45,000 being payable based on her individual performance and contribution to the company’s performance. In connection with Ms. Green’s offer letter, as amended, we also granted Ms. Green options to purchase an aggregate of 450,000 shares of our common stock at three different times, with such options being for 125,000 shares, 125,000 shares and 200,000 shares and at exercise prices of $1.00, $1.75 and $1.75, respectively. Ms. Green’s option grant for 200,000 shares vests as to 25% of the shares on the second anniversary of the applicable vesting commencement date with the remainder vesting quarterly in equal installments over the following 36 months. Ms. Green’s other option grants vest as to 25% of the shares on the first anniversary of the applicable vesting commencement date with the remainder vesting quarterly in equal installments over the following 36 months. Ms. Green is entitled to participate in employee benefit arrangements generally available to our employees.

Lance Hutchison

On October 5, 2007, we entered into an offer letter with Lance Hutchison, our Executive Vice President of Store Operations. Mr. Hutchison’s employment with us began in April 2004 as Director of Stores and he was promoted to Vice President, Store Operations in January 2006. Under his offer letter, Mr. Hutchison received a minimum annual base salary of $250,000, which is subject to annual review and adjustment, and was increased to $255,000 for fiscal year 2008. Mr. Hutchison is also eligible to receive an annual performance bonus of up to 20% of his base salary for the applicable fiscal year, if specified corporate and individual performance goals, as determined by our board of directors or compensation committee, are met for that year. In connection with this offer letter, we also granted Mr. Hutchison an option to purchase 125,000 shares of our common stock at an exercise price of $2.20 per share with 25% of the total number of shares to vest on the first anniversary of the applicable grant date with the remainder vesting quarterly in equal installments over the following 36 months. Mr. Hutchison is entitled to participate in employee benefit arrangements generally available to our employees.

Rick Hicks

On August 20, 2004, we entered into an offer letter with Rick Hicks, our Vice President of Finance. Mr. Hicks’ employment with us began in August 2004 as Controller and he was promoted to Vice President of Finance in April 2007. Under his offer letter, Mr. Hicks received a minimum annual base salary of $100,000, which is subject to annual review and adjustment. His base salary for fiscal year 2008 has been established at $180,253. Mr. Hicks became eligible to receive and did receive a special performance bonus of $10,000 in April 2005 based on his achievement of specified individual performance goals. In connection with this offer letter, we also granted Mr. Hicks options to purchase 30,000 shares of our common stock at an exercise price of $0.25 per share with 25% of the total number of shares vesting on the first anniversary of the applicable grant date with the remainder vesting quarterly in equal installments over the following 36 months. Mr. Hicks is entitled to participate in employee benefit arrangements generally available to our employees.

Severance Arrangements

Ms. Green’s offer letter, as amended, provides that she is entitled to receive cash severance equal to three months’ then current annual base salary in the event her employment is terminated without cause. Based upon her base salary at the end of fiscal year 2007, and assuming her employment was terminated without cause as of February 2, 2008, Ms. Green would have been entitled to a payment of $68,750 in cash. This severance arrangement was agreed to as part of the arm’s length negotiations between Ms. Green and us relating to her overall compensation package. To date, Ms. Green is the only executive officer that has requested a severance arrangement be included in his or her compensation package and, as such, it is not our current standing practice to include such a provision in offer letters for our executive officers.

Director Compensation

In April 2008, our board of directors adopted a compensation policy that is applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $25,000;

•	an additional annual cash retainer of $15,000 for serving as chairman of the audit committee and $3,000 for serving as a member of the audit committee;

•	an additional annual cash retainer of $5,000 for serving as chairman of the compensation committee and $2,000 for serving as a member of the compensation committee;

•

an additional annual cash retainer of $2,000 for serving as chairman of the nominating and corporate governance committee and $1,000 for serving as a member of the nominating and corporate governance committee; and

•

upon first joining our board of directors, an automatic initial grant of an option to purchase 100,000 shares of our common stock vesting quarterly over 5 years in 20 equal installments with the first 5,000 shares vesting three months after the applicable vesting commencement date and an additional 5,000 shares vesting every three months thereafter, provided the non-employee director remains a service provider on such dates.

In addition, we will reimburse our non-employee directors for their expenses incurred in attending meetings of our board of directors and committees of our board of directors.

No non-employee director received cash or other equity compensation for services on our board of directors during fiscal year 2007.

Equity Benefit Plans

Amended and Restated Stock Option Plan

Our board of directors adopted our amended and restated stock option plan in November 2006 and our stockholders approved the amended and restated stock option plan in December 2006. In April 2008, our board of directors approved an increase in the aggregate number of shares available under the amended plan from 6,463,143 shares to 11,463,143 shares, which increase was approved by our stockholders in May 2008. Our board approved an amendment to the amended and restated stock option plan in June 2008 to clarify certain matters relating to securities law exemptions for option issuances under the plan. As of February 2, 2008, 34,945 shares of common stock had been issued upon the exercise of options granted under the amended and restated stock option plan and 5,397,250 shares were subject to options granted and unexercised under the amended and restated stock option plan. Upon the signing of the underwriting agreement related to this offering, the amended and restated stock option plan will be terminated and no further option grants will be made under the amended and restated stock option plan and any shares then remaining available for future grant, plus any shares underlying outstanding options that expire or are forfeited, will be allocated to our 2008 equity incentive plan.

Administration

The amended and restated stock option plan is administered by the compensation committee of our board of directors. The compensation committee has the authority to determine the exercise price of the stock options, the recipients of stock options granted under the amended and restated stock option plan and the terms, conditions and restrictions applicable to all options granted under the amended and restated stock option plan. The compensation committee approves the form of option agreement and has authority to accelerate, continue, extend or defer the exercisability of any stock option issued under the amended and restated stock option plan. Our board of directors may amend, alter or discontinue the amended and restated stock option plan at any time, provided that, subject to certain exceptions, no such amendment may adversely affect any then outstanding option without the consent of the applicable optionee.

Eligibility

The amended and restated stock option plan permits us to grant stock options to our officers, employees, non-employee directors and consultants or advisors. A stock option may be an incentive stock option within the meaning of Section 422 of the Code, or a nonstatutory stock option.

Stock Option Provisions Generally

In general, the duration of a stock option granted under the amended and restated stock option plan cannot exceed ten years. An incentive stock option may be transferred only on death, but a nonstatutory stock option may be transferred as permitted by our board of directors or other permitted plan administrator. In addition, our board of directors may amend, modify, extend, cancel or renew any outstanding option or may waive any restrictions or conditions applicable to any outstanding option.

The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. An incentive stock option granted to a person who at the time of grant owns or is deemed to own more than 10% of the total combined voting power of all classes of our outstanding stock or any of our affiliates must have a term of no more than five years and an exercise price that is at least 110% of fair market value at the time of grant.

Effect on Stock Options of Certain Corporate Transactions

If we experience a change in control, the compensation committee may accelerate the vesting of any outstanding unexercised stock options in its discretion. The acquiring or surviving corporation may either assume or continue outstanding stock options, or substitute equivalent stock options for such options. Alternatively, the acquiring or surviving corporation may instead terminate and cancel outstanding options in exchange for a payment equal to the excess of the value of the shares that the optionholder would have received upon the exercise of the stock options over the exercise price otherwise payable.

Other Provisions

If there is a transaction or event which changes our stock that does not involve our receipt of consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, our board of directors will appropriately adjust the class and the maximum number of shares subject to the amended and restated stock option plan.

2008 Equity Incentive Plan

Our board of directors adopted the 2008 equity incentive plan in June 2008, and we expect our stockholders to approve the 2008 plan prior to the closing of this offering. The 2008 equity incentive plan will become effective upon the date of the underwriting agreement related to this offering. The

2008 equity incentive plan will terminate in June 2018, unless sooner terminated or suspended by our board of directors.

Awards

The 2008 equity incentive plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards, and other forms of equity compensation, or collectively, stock awards. In addition, the 2008 equity incentive plan provides for the grant of performance cash awards. Our board of directors, a committee delegated by our board, or one or more officers delegated by our board with limited authority to make grants in accordance with the limitations of Delaware law determines the recipients of awards under this plan. Incentive stock options may be granted only to our employees or employees of our parent or subsidiary corporations. All other awards may be granted to employees, directors, including non-employee directors, and consultants.

Share Reserve

After this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under the 2008 equity incentive plan is              shares, which number includes the unallocated shares remaining available for issuance under our amended and restated stock option plan as of the effective date of the 2008 equity incentive plan plus an additional              shares to be approved by our stockholders as part of the approval of the 2008 equity incentive plan. In addition, the number of shares of our common stock reserved for issuance will automatically increase on January 1st of each year, from January 1, 2009 through January 1, 2018, by the lesser of (a)             % of the total number of shares of our common stock outstanding on December 31st of the preceding year, (b)             shares or (c) a lesser number determined by our board of directors prior to the first day of any calendar year. The reserve will also be increased by any shares of common stock that would have reverted from time to time to our amended and restated stock option plan but for its termination.

The following types of shares under the 2008 equity incentive plan may become available for subsequent issuance under the 2008 equity incentive plan: (a) shares granted under the 2008 equity incentive plan which expire or otherwise terminate, in whole or in part, without being exercised in full, (b) shares forfeited back to or repurchased by us after being issued to a participant pursuant to a stock award because of the failure to meet a contingency or condition required for the vesting of such shares, (c) shares granted under a stock award which is settled in cash and (d) shares of common stock which are cancelled in accordance with our cancellation and re-grant provisions. In addition, if any shares are withheld to satisfy payment of taxes, used to pay the exercise price of an option in a net exercise arrangement, or used to pay for a stock appreciation right, the shares not delivered to the participant remain available for subsequent issuance under the 2008 equity incentive plan. Shares issued under the 2008 equity incentive plan may be authorized but unissued or reacquired common stock, including shares repurchased by us on the open market. As of the date hereof, no shares of our common stock have been issued under the 2008 equity incentive plan.

The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2008 equity incentive plan is equal to              shares, as increased from time to time pursuant to annual increases. No employee may be granted stock awards covering more than              shares of our common stock under the 2008 equity incentive plan during any calendar year pursuant to stock options or stock appreciation rights. In addition, no person may be granted a performance stock award covering more than              shares or a performance cash award for more than $             million in any calendar year. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such stock awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Administration

Our board of directors has the authority to administer the 2008 equity incentive plan. Our board may delegate limited or full administration of the 2008 equity incentive plan to one or more committees or limited administration to one or more officers. Subject to the terms of the 2008 equity incentive plan, our board, authorized committee or authorized officer, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration to be paid for restricted stock awards and the strike price of stock appreciation rights. Our board does not have the authority to reprice any outstanding stock award under the 2008 equity incentive plan without the prior approval of our stockholders.

Stock Options

Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2008 equity incentive plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2008 equity incentive plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2008 equity incentive plan, up to a maximum of ten years, except in certain cases of termination, as described below. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the optionholder may exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship is terminated for cause, then the option terminates immediately. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may exercise any vested options for a period of 12 months following the date of termination due to disability or 18 months following the date of termination in the event of death (including if the optionholder dies within a certain period following cessation of service). The option term may be automatically extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws or a sale of the exercised shares would subject the holder to liability under Section 16 of the Exchange Act. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a same day sale under Regulation T promulgated by the Federal Reserve Board that results in a receipt of cash, check, or irrevocable instructions to pay the aggregate exercise price to us from the sales proceeds, (c) the tender of common stock previously owned by the optionholder, (d) a net exercise of the option and (e) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, all stock options are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death. The plan administrator in its sole discretion and in compliance with applicable tax and securities laws may permit transfers upon the optionee’s request.

Tax Limitations on Incentive Stock Options

Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant.

Restricted Stock Awards

Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past or future services rendered to us or our affiliates, or (c) any other form of legal consideration acceptable to the plan administrator in his sole discretion. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. In the event an awardholder is terminated, we may receive any or all of the unvested shares under a forfeiture condition or repurchase right. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted Stock Unit Awards

Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Any form of legal consideration acceptable to the plan administrator in its sole discretion may be paid by the participant for each share of common stock subject to the award. A restricted stock unit award may be settled by the delivery of cash, stock, a combination of cash and stock, or in any other form of consideration determined by the plan administrator and set forth in the restricted stock unit award agreement. The plan administrator may delay the delivery or settlement of an award to a time after the vesting of the award by imposing restrictions or conditions at the time of grant. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award and may be converted into additional shares of common stock covered by the award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights

Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount not greater than the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. The appreciation distribution may be paid in common stock, cash or any combination thereof or in any other form of consideration acceptable to the plan administrator and set forth in the stock appreciation right agreement. A stock appreciation right granted under the 2008 equity incentive plan vests at the rate specified in the stock appreciation right agreement and may be restricted by the plan administrator at the time of grant.

The plan administrator determines the term of stock appreciation rights granted under the 2008 equity incentive plan, up to a maximum of ten years. If a participant’s service relationship with us, or any of our affiliates, ceases for any reason other than cause, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. If the participant’s service relationship with us is terminated for cause, then the stock appreciation right terminates immediately. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards

The 2008 equity incentive plan permits the grant of performance stock awards and performance cash awards that may qualify as performance-based compensation under Section 162(m) of the Code. To assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The plan administrator may specify the form of payment of performance awards and may permit a participant to elect for deferred payment of a performance cash award. The maximum number of shares that may be granted to a participant in any calendar year attributable to performance stock awards may not exceed              shares of common stock and the maximum value that may be granted to a participant in any calendar year attributable to performance cash awards may not exceed $             million.

Other Stock Awards

The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to Capital Structure

In the event that there is a specified type of change in our capital structure, appropriate adjustments will be made to (a) the classes and maximum number of securities reserved under the equity incentive 2008 plan, (b) the classes and maximum number of securities by which the share reserve increases automatically each year, (c) the classes and maximum number of securities that may be issued pursuant to the exercise of incentive stock options, (d) the classes and maximum number of securities that may be awarded as stock awards and performance awards and (e) the classes and maximum number of securities and price per share of stock subject to outstanding stock awards.

Dissolution or Liquidation

In the event of a dissolution or liquidation, all outstanding stock awards under the 2008 equity incentive plan will terminate immediately prior to the completion of such dissolution or liquidation, other than vested and outstanding shares of common stock not subject to a forfeiture condition or our right of repurchase and except as otherwise provided in a stock award agreement. The shares subject to our repurchase right may be repurchased by us if subject to repurchase rights despite the participant providing continuous service. Alternatively, the plan administrator may cause some or all of the outstanding stock awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such stock awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

Corporate Transactions

In the event of certain significant corporate transactions, awards under the 2008 equity incentive plan may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such stock awards, then (a) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction, provided that under stock awards held by persons other than current participants, we may continue to exercise our reacquisition or repurchase rights notwithstanding the corporate transaction. The plan administrator also has the discretion to provide for the surrender of a stock award in exchange for a payment equal to the excess of (a) the value of the property that the optionholder would have received upon the exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

We generally anticipate that the applicable award agreements for stock awards that we grant under the 2008 equity incentive plan will provide that with respect to participants currently providing services to us at the time of a corporate transaction, such awards will generally vest automatically on an accelerated basis whether or not such stock awards are assumed, continued or substituted by a surviving or acquiring entity in the transaction. However, we reserve the discretion to grant stock awards under the 2008 equity incentive plan that do not include such automatic vesting acceleration provisions in the event of a corporate transaction.

Changes in Control

A stock award under the 2008 equity incentive plan may vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued or substituted by a surviving or acquiring entity in the transaction or (b) in the event a participant’s service is terminated actually or constructively within a designated period before or after the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2008 equity incentive plan will not vest automatically on such an accelerated basis unless specifically provided by the participant’s applicable award agreement or by any other written agreement between us or any affiliate and the participant.

Parachute Payments

In the event that a payment or benefit under the 2008 equity incentive plan constitutes a “parachute payment” within the meaning of Section 280G of the Code and would otherwise be subject to the excise tax imposed by Section 4999 of the Code, the payment or benefit may be reduced. The payment or benefit will be reduced to result in the participant’s receipt, on an after tax basis, of the greater of (a) the largest portion of the payment that would result in no portion of the payment being subject to the excise tax imposed by Section 4999 of the Code or (b) the largest portion, up to and including the total of, the payment. The reduction in payments or benefits under the 2008 equity incentive plan will occur in the following order: reduction of cash payments; then cancellation of accelerated vesting of stock awards; then reduction of employee benefits. The reduction may occur in a different order if the participant elects in writing. Such election may be subject to company approval under certain circumstances.

Plan Amendments

The plan administrator may amend or modify the 2008 equity incentive plan at any time. However, no amendment shall be effective unless approved by our stockholders to the extent stockholder approval is necessary to satisfy applicable law. No amendment may adversely affect any rights under awards already granted to a participant unless requested by us and agreed to in writing by the affected participant.

2008 Non-Employee Directors’ Stock Option Plan

Our board of directors adopted the 2008 non-employee directors’ stock option plan in June 2008 and we expect our stockholders to approve the 2008 non-employee directors’ stock option plan before the closing of this offering. The directors’ plan will become effective upon the date of the underwriting agreement related to this offering and will terminate at the discretion of our board of directors. The directors’ plan provides for the automatic grant of nonstatutory stock options to purchase shares of our common stock to our non-employee directors.

Share Reserve

An aggregate of              shares of our common stock are reserved for issuance under the directors’ 2008 non-employee directors’ stock option plan. This amount will be automatically increased annually on January 1st of each year, from January 1, 2009 through January 1, 2018, by the excess of (a) the number of shares of our common stock subject to options granted during the preceding calendar year over (b) the number of shares of our common stock, if any, added back to the share reserve during the preceding calendar year pursuant to the terms of the 2008 non-employee directors’ stock option plan, or alternatively, a lesser number determined by our board of directors prior to the first day of any calendar year.

Shares of our common stock subject to stock options that have expired or otherwise terminated under the 2008 non-employee directors’ stock option plan without having been exercised in full shall again become available for grant under the 2008 non-employee directors’ stock option plan. Shares available for issuance under the 2008 non-employee directors’ stock option plan include shares not delivered to the optionholder because the shares are withheld for payment of taxes and shares used to pay the exercise price of an option in a net exercise arrangement. Shares of our common stock issued under the 2008 non-employee directors’ stock option plan may be previously authorized but unissued or reacquired common stock, including shares repurchased by us on the open market. If the exercise of any stock option granted under the 2008 non-employee directors’ stock option plan is satisfied by tendering shares of our common stock held by the participant, then the number of shares tendered shall again become available for the grant of options under the 2008 non-employee directors’ stock option plan.

Administration

The 2008 non-employee directors’ stock option plan will be administered by our board of directors. Our board may not delegate the administration of the 2008 non-employee directors’ stock option plan. Subject to the limitations set forth below, our board determines recipients, dates of grant, the number of stock options to be granted and the exercise price of options granted under the 2008 non-employee directors’ stock option plan. Our board does not have the authority to reprice any outstanding stock options under the 2008 non-employee directors’ stock option plan without the prior approval of our stockholders.

Stock Options

Stock options will be granted pursuant to the 2008 non-employee directors’ stock option plan and may contain additional terms and conditions as determined by our board of directors. The exercise price of the options granted under the 2008 non-employee directors’ stock option plan will be equal to 100% of the fair market value of our common stock on the date of grant.

In general, the term of stock options granted under the 2008 non-employee directors’ stock option plan may not exceed ten years. If an optionholder’s service relationship with us, or any affiliate of ours, ceases, then the optionholder or his or her beneficiary may exercise any vested options for such period as provided under the terms of the stock option agreement. Unless otherwise provided in the option agreement, the following post-termination exercise periods will apply. If an optionholder’s relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability, death or upon a change in control, the optionholder may exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship ceases due to disability, the optionholder may exercise any vested option for a period of 12 months following the date of termination due to disability. If an optionholder’s service relationship ceases due to death, or the optionholder dies within the three month period after termination for a reason other than death, the optionholder or his or her beneficiary may exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship terminates within 12 months following a change in control, the optionholder may exercise any vested options for a period of 12 months following the date of a change in control. The option term may be automatically extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws or a sale of the exercised shares would subject the holder to liability under Section 16 of the Exchange Act. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of our common stock issued under the 2008 non-employee directors’ stock option plan may include any combination of (a) cash, check, bank draft or money order, (b) a same day sale under Regulation T promulgated by the Federal Reserve Board that results in a receipt of cash, check, or irrevocable instructions to pay the aggregate exercise price to us from the sales proceeds, (c) the tender of common stock previously owned by the optionholder, (d) a net exercise of the option and (e) other legal consideration approved by the plan administrator.

Generally, an optionholder may not transfer a stock option other than by will or the laws of descent and distribution. However, an optionholder may transfer an option under certain circumstances with our board’s written consent if a Form S-8 registration statement is available for the exercise of the option and the subsequent resale of the shares. In addition, an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Automatic Grants

Any person who becomes a non-employee director after the closing of this offering will automatically receive an initial grant of an option to purchase 100,000 shares of our common stock upon his or her election. These options will vest quarterly in equal installments over the five year period from the date of grant such that one installment vests at the expiration of each three month period following the date of grant. No automatic annual grants will be made under the 2008 non-employee directors’ stock option plan.

Changes to Capital Structure

In the event that there is a specified type of change in our capital structure, our board of directors will make the appropriate adjustments to (a) the classes and maximum number of securities reserved under the 2008 non-employee directors’ stock option plan, (b) the classes and maximum number of securities by which the share reserve increases automatically each year, (c) the classes and maximum number or securities for which nondiscretionary grants are made and (d) the classes and maximum number of securities and price per share of stock subject to outstanding options.

Dissolution or Liquidation

In the event of a dissolution or liquidation, all outstanding options will terminate immediately prior to the closing of such dissolution or liquidation.

Corporate Transactions

In the event of certain corporate transactions, options under the 2008 non-employee directors’ stock option plan may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company. Any unvested options held by non-employee directors whose service has not been terminated prior to the effective time of the corporate transaction generally will be accelerated in full to a date prior to the effective time of the corporate transaction. Unvested options held by non-employee directors whose service terminated prior to the effective time of the corporate transaction generally will not accelerate, unless otherwise provided in an agreement between us and the director. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such options, then all options outstanding under the 2008 non-employee directors’ stock option plan will be terminated if not exercised prior to the effective date of the corporate transaction, provided that under options held by directors whose service has been terminated prior to or as of the corporate transaction, we may continue to exercise our reacquisition or repurchase rights notwithstanding the corporate transaction. If an option will terminate if not exercised prior to the effective time of a corporate transaction, in lieu of requiring exercise, our board may provide that we will pay the optionholder the excess of (a) the value of the property the optionholder would receive upon exercise of the option, over (b) the exercise price.

Changes in Control

Outstanding options will immediately vest and become exercisable in the event that an optionholder is still providing services to us as a non-employee director upon the effective date of a change in control. Unvested options held by non-employee directors whose service terminated prior to the effective time of the change in control generally will not accelerate, unless otherwise provided in an agreement between us and the director.

Plan Amendments

Our board of directors will have the authority to amend or terminate the 2008 non-employee directors’ stock option plan. However, no amendment or termination of the 2008 non-employee directors’ stock option plan may adversely affect any rights under options already granted to a participant unless requested by us and agreed to in writing by the affected participant. Except as related to changes in capital structure, we will obtain stockholder approval of any amendment to the 2008 non-employee directors’ stock option plan to the extent required by applicable law.

Compensation Committee Interlocks and Insider Participation

In April 2008, our board of directors established a compensation committee. Prior to the formation of the compensation committee, our entire board of directors made decisions relating to compensation of our executive officers. Our board of directors have appointed Robert Poole, Jon E. Bortz and Thomas E. Davin to serve on the compensation committee. None of these individuals has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, which will become effective upon the closing of this offering, provide that we will indemnify our directors and officers, and may indemnify other employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with his or her services to us (but shall not include any judgments, fines or penalties actually levied against such individual’s violations of law), regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors’ and officers’ liability insurance.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his or her services as one of our directors or officers, or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 30, 2005, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of our capital stock, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the “Executive Compensation” section of this prospectus, and the transactions described below.

Private Placement Financings

In December 2003, we issued and sold to investors an aggregate of 10,000,000 shares of Series A convertible preferred stock at a purchase price of $0.25 per share for aggregate consideration of $2,500,000. Immediately prior to the closing of this offering, all shares of Series A convertible preferred stock will convert into 10,000,000 shares of common stock.

In December 2003, we also issued and sold to investors an aggregate of 8,000,000 shares of Series A-1 convertible preferred stock at a purchase price of $0.25 per share for aggregate consideration of $2,000,000. Immediately prior to the closing of this offering, all shares of Series A-1 convertible preferred stock will convert into 8,000,000 shares of common stock.

In six separate closings between June 2005 and December 2006, we issued and sold to investors an aggregate of 13,584,649 shares of Series B convertible preferred stock for aggregate consideration of $10,000,000. Immediately prior to the closing of this offering, all shares of Series B convertible preferred stock will convert into 10,102,249 shares of common stock.

In February 2006, we issued and sold to investors an aggregate of 4,000,000 shares of Series B-1 convertible preferred stock at a purchase price of $1.25 per share for aggregate consideration of $5,000,000. Immediately prior to the closing of this offering, all shares of Series B-1 convertible preferred stock will convert into 4,000,000 shares of common stock.

In December 2006 and January 2007, we issued and sold to investors an aggregate of 2,075,500 shares of Series B-2 convertible preferred stock at a purchase price of $2.00 per share for aggregate consideration of $4,151,000. Immediately prior to the closing of this offering, all shares of Series B-2 convertible preferred stock will convert into 2,075,500 shares of common stock.

In October 2007, we issued and sold to investors an aggregate of 2,203,170 shares of Series C convertible preferred stock at a purchase price of $2.75 per share for aggregate consideration of $6,058,752. Immediately prior to the closing of this offering, all shares of Series C convertible preferred stock will convert into 2,203,170 shares of common stock.

The following table summarizes purchases of our convertible preferred stock since December 2003 by certain of our directors, executive officers and holders of more than 5% of our capital stock and their affiliated entities. The following table illustrates aggregate purchase price paid and the amount of holdings of such directors, executive officers and holders of more than 5% of our capital stock and their affiliated entities as a result of their purchase and after giving effect to the conversion of our convertible preferred stock.

	Shares of Convertible Preferred Stock						Aggregate Purchase Price ($)
Purchasers	Series A	Series A-1	Series B	Series B-1	Series B-2	Series C
Executive Officers and Directors(1):
Robert Allison(2)	—	600,000	—	60,000	—	36,363	$325,000
Jon E. Bortz(3)	—	—	—	—	500,000	—	1,000,000
Thomas E. Davin(4)	—	—	—	—	37,500	36,363	175,000
Jay Johnson(5)	—	400,000	—	32,000	—	—	140,000
Orval Madden(6)	—	2,000,000	—	160,000	—	36,363	800,000
Robert Poole(7)	10,000,000	—	13,584,649	—	—	—	12,500,000

(1)	Includes immediate family members and affiliated entities of our executive officers and directors.
(2)	The shares of Series A-1 convertible preferred stock, Series B-1 convertible preferred stock and Series C convertible preferred stock were purchased by Innovate Partners, Inc. Mr. Allison has served as Innovate Partners’ Chief Executive Officer since 1995, was serving as a member of our board of directors at the time of the Series B-1 convertible preferred stock purchase and was also our President and Chief Operating Officer at the time of the Series C convertible preferred stock purchase. Mr. Allison was also formerly our Chief Executive Officer.
(3)	The shares of Series B-2 convertible preferred stock were purchased by Jon E. Bortz and Ellen E. Bortz, in a tenancy by the entirety, prior to Mr. Bortz’s appointment as a member of our board of directors in April 2008. Mr. Bortz, both directly and through his spouse, owns 7.25% of the limited partnership interests of Bricoleur Enhanced, L.P. and 9.63% of the limited partnership interests of Bric 6, L.P., each of which are affiliated with Bricoleur Capital Management, LLC, although Mr. Bortz does not exercise any voting control or investment authority with respect to shares of our capital stock owned by Bricoleur Enhanced, L.P. or Bric 6, L.P.
(4)	The shares of Series B-2 convertible preferred stock and Series C convertible preferred stock were purchased by the Thomas E. and Molly S. Davin Family Trust dated July 9, 1999, prior to Mr. Davin’s appointment as a member of our board of directors in April 2008.
(5)	The shares of Series A convertible preferred stock and Series B-1 convertible preferred stock were purchased by Jay Johnson and Delores M. Johnson, as joint tenants with right of survivorship. Mr. Johnson is our Co-Founder, served as a member of our board of directors until April 2008 and served as our Chief Financial Officer until February 2008.
(6)	The shares of Series A-1 convertible preferred stock, Series B-1 convertible preferred stock and Series C convertible preferred stock were purchased by Orval Madden and LeAnn Madden as Trustees for the Madden Family Trust dated 3/17/98. Mr. Madden is currently our Chairman of the board of directors and was formerly our Chief Executive Officer.
(7)	The shares of Series A convertible preferred stock and Series B convertible preferred stock were purchased by various affiliated partnership investment funds managed by Bricoleur Capital Management, LLC, including Bricoleur Partners, L.P., Bricoleur Enhanced, L.P., Bric 6, L.P., Bricoleur Offshore Ltd. and Bric Retail, L.P. Mr. Poole, a member of our board of directors, is Chief Investment Officer and Chairman of the Management Board of Bricoleur Capital Management, LLC.

Immediately prior to the closing of this offering, all of our convertible preferred stock will convert into 36,380,919 shares of our common stock. In addition, we anticipate using approximately $             million of the net proceeds to us from this offering for the payment of accrued dividends on our convertible preferred stock, including the convertible preferred stock held by our directors, executive officers, holders of more than 5% of our capital stock, and members of the immediate family of such persons as described above.

Subordinated Promissory Notes

One of our directors, Mr. Poole, is Chief Investment Officer and Chairman of the Management Board of Bricoleur Capital Management, LLC, which is the Managing Partner of the Bricoleur limited partnership investment funds which are current stockholders of ours. On December 17, 2003, in connection with the sale of our Series A convertible preferred stock, we issued $4.5 million in aggregate principal amount of unsecured subordinated promissory notes and warrants to purchase an aggregate of 10,168,666 shares of our common stock at $0.0001 per share to Bricoleur Partners, L.P., Bricoleur Enhanced, L.P., Bric 6, L.P., Bricoleur Offshore Ltd., and Bric Retail L.P., all of which are affiliated limited partnership investment funds by virtue of their common managing partner, Bricoleur Capital Management, LLC. The warrants were exercised in full on June 15, 2007. The notes remain outstanding, and bear interest at a non-compounding fixed rate of 6.0% per annum due quarterly. The largest aggregate principal amount owing under the notes since January 30, 2005 has been $4.5 million. As of May 3, 2008, $4.5 million was owing under the notes. In addition, on April 1, 2008, in connection with the Wells Credit Agreement, we entered into a subordination agreement with the Bricoleur entities and Wells Fargo Retail Finance, LLC, pursuant to which we agreed to repay the full amount of principal and interest owed under the notes upon the earlier of January 31, 2010 or upon the closing of this offering. We anticipate using approximately $             million of the net proceeds to us from this offering to repay all principal and accrued interest owed under the notes.

Registration Rights Agreement

In connection with the sale of our Series C convertible preferred stock in October 2007 referenced above, we entered into a fourth amended and restated registration rights agreement with certain of our founders and stockholders, including directors, former executive officers and holders of more than 5% of our capital stock. Pursuant to this agreement, we granted the Bricoleur limited partnership investment funds which are current stockholders of ours and the Series C preferred stockholders certain registration rights with respect to shares of our common stock and common stock issuable upon conversion of the shares of convertible securities held by them. The registration rights terminate with respect to the registration rights of each individual holder five years following the closing of this offering or when the holder can sell all of such holder’s registrable securities in any three-month period without limitation, in compliance with Rule 144 of the Securities Act or another similar exemption from the registration requirements of the Securities Act. For more information regarding this agreement, see “Description of Capital Stock—Registration Rights.”

Stockholders Agreement

We have entered into a fourth amended and restated stockholders agreement with certain of our founders and stockholders, including directors, former executive officers and holders of more than 5% of our capital stock. Under this agreement, certain holders of our common stock are subject to contractual restrictions relating to their proposed transfer of our capital stock. This agreement provides for certain rights of first refusal and co-sale relating to the shares of our common stock and common stock issuable upon conversion of the convertible securities held by the parties thereto. Upon the closing of this offering, the right of first refusal and co-sale provisions of the amended and restated stockholders agreement will terminate pursuant to the terms of that agreement.

The election of the members of our board is also governed by the amended and restated stockholders’ agreement and related provisions of our amended and restated certificate of incorporation. Upon the closing of this offering, the provisions of the amended and restated stockholders agreement related to the election of the members of our board will terminate in its entirety and our amended and restated certificate of incorporation will be further amended and restated such that none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Offer Letters

Certain of our executive officers have signed offer letters describing certain terms of their employment. See “Executive Compensation—Employment and Severance Agreements with Named Executive Officers” for additional information.

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors. For more information regarding these stock options, see “Executive Compensation—Compensation Discussion and Analysis.”

Other Transactions with our Executive Officers, Directors and Significant Stockholders

Mr. Johnson was a member of our board until April 2008 and served as our Chief Financial Officer until February 2008. Mr. Johnson and his spouse, Delores M. Johnson, as joint tenants, own the property where our company is currently headquartered, 532 Coral Ridge Place, City of Industry, California. We entered into a lease with Mr. Johnson and his spouse for this property in 2003 which formally expired in January 2006. From January 2006 until May 2008, under an informal arrangement between Mr. Johnson, his spouse and us, we continued to lease this space on a month-to-month basis and to make payments pursuant to the terms of the 2003 lease. In May 2008, we entered into an agreement with Mr. Johnson and his spouse related to the City of Industry property to document this month-to-month arrangement and clarify the related termination provisions, under which we have the right to occupy the property through October 31, 2008 unless we earlier terminate the lease upon at least 90 days’ prior written notice. Monthly rent for this property is $5,987.47, and we also pay our pro-rata share of utilities and common area expenses. We paid an aggregate of approximately $71,000, $79,000 and $82,000 in fiscal years 2005, 2006 and 2007, respectively, pursuant to these arrangements.

See “Executive Compensation—Compensation Discussion and Analysis” and “Executive Compensation—Employment and Severance Agreements with Named Executive Officers” for additional information regarding compensation for our executive officers.

Policies and Procedures for Related Party Transactions

In connection with this offering, we have adopted a related-person transactions policy to monitor transactions in which we and any of the following have an interest: any of our directors or executive officers or a nominee to become a director; a securityholder known by us to be the record or beneficial owner of more than 5% of any class of our voting securities; an “immediate family member” of any of the foregoing, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person, and any person (other than a tenant or employee) sharing the household of such person; and any firm, corporation or other entity in which any of the foregoing persons is an executive, partner or principal or holds a similar control position or in which such person directly or indirectly has a 10% or greater equity interest. The policy covers any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we are, were or will be participants in which the amount involved exceeds $120,000 and in which any related person had, has or will have a direct or indirect material interest. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

In the event a director has an interest in the proposed transaction, the director will typically recuse himself or herself from the deliberations and approval.

With the exception of the agreement entered into with Mr. Johnson and his spouse related to the City of Industry property as described above under “Other Transactions with our Executive Officers, Directors and Significant Stockholders,” which was approved by our entire board, the transactions described above under the heading “Certain Relationships and Related Party Transactions” were entered into prior to the adoption of the above described related-person transactions policy, and the procedures required under that policy were therefore not applicable to those transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of February 2, 2008 by:

•	each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our current directors;

•	each of our named executive officers;

•	all of our current executive officers and directors as a group; and

•	each selling stockholder.

The percentage ownership information shown in the table under the column “Shares Beneficially Owned Prior to Offering” is based upon 68,752,821 shares of common stock outstanding as of February 2, 2008, which assumes the conversion of all outstanding shares of our convertible preferred stock into common stock as of such date. The percentage ownership information shown in the table under the column “Shares Beneficially Owned After Offering” is based upon                  shares of common stock outstanding as of February 2, 2008, which assumes (a) the conversion of all outstanding shares of our convertible preferred stock into common stock as of such date, and (b) the issuance of              shares of common stock in this offering. The conversion of the outstanding shares of our convertible preferred stock into common stock will not actually occur until immediately prior to the closing of this offering, and we intend to use a portion of the net proceeds to us from this offering to pay the accrued dividends on our convertible preferred stock rather than paying those dividends in the form of shares of convertible preferred stock. The percentage ownership information also assumes no exercise of the underwriters’ over-allotment option.

Beneficial ownership is determined under the rules and regulations of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. It also includes shares of common stock that the stockholder has a right to acquire within 60 days of February 2, 2008 through the exercise of any option or other right, including the conversion of accrued dividends on our convertible preferred stock. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules and regulations of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has exercised any such options or rights into shares of our common stock.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Metropark USA, Inc., 532 Coral Ridge Place, City of Industry, California 91746.

	Shares Beneficially Owned Prior to Offering		Shares Being Offered Hereby	Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent		Number	Percent
Named Executive Officers and Directors
Renee Bell(1)	341,250	*
Lance Hutchison(2)	201,563	*
Karen Green(3)	78,125	*
Jay Johnson(4)	3,372,478	4.9%
Orval Madden(5)	14,098,115	20.4%
Robert Allison(6)	1,732,732	2.5%
Jon E. Bortz(7)	531,849	*
Thomas E. Davin(8)	77,177	*
Robert Poole(9)	33,437,837	46.5%
Rick Hicks(10)	81,250	*
Michael J. Puntoriero	—	—
All current executive officers and directors as a group (9 persons)(11)	48,847,166	66.8%

5% Stockholders
Bricoleur Partners, L.P.(12) 16236 San Dieguito Road, Suite 2-22 Rancho Santa Fe, CA 92067	33,437,837	46.5%
Lawrence Tanenbaum(13) 3049 Beverly Glen Circle Los Angeles, CA 90077	8,915,691	13.0%
Selling Stockholders

*	Represents less than one percent.
(1)	Includes 341,250 shares of our common stock issuable pursuant to the exercise of stock options.
(2)	Includes 201,563 shares of our common stock issuable pursuant to the exercise of stock options.
(3)	Includes 78,125 shares of our common stock issuable pursuant to the exercise of stock options.
(4)	Includes 2,771,037 shares of our common stock held directly by Mr. Johnson. Also includes 400,000 shares of common stock issuable upon conversion of an equal number of shares of our Series A-1 convertible preferred stock and 32,000 shares of common stock issuable upon conversion of an equal number of shares of our Series B-1 convertible preferred stock beneficially owned by Mr. Johnson, in each case held of record by Jay Johnson and Delores M. Johnson, as joint tenants with right of survivorship. Also includes approximately 86,027 shares of common stock issuable upon conversion of an equal number of shares of our Series A-1 convertible preferred stock and approximately 3,414 shares of common stock issuable upon conversion of an equal number of shares of our Series B-1 convertible preferred stock, in each case for accrued dividends as of April 4, 2008 (60 days from February 2, 2008). Also includes 80,000 shares of our common stock issuable pursuant to the exercise of stock options. Mr. Johnson was a member of our board until April 2008 and served as our Chief Financial Officer until February 2008.
(5)

Includes 11,453,617 shares of our common stock, 2,000,000 shares of common stock issuable upon conversion of an equal number of shares of our Series A-1 convertible preferred stock, 160,000 shares of common stock issuable upon conversion of an equal number of shares of our Series B-1 convertible preferred stock and 36,363 shares of common stock issuable upon conversion of an equal number of shares of our Series C convertible preferred stock beneficially owned by Mr. Madden, in each case held of record by Orval Madden and LeAnn Madden as Trustees for the Madden Family Trust dated 3/17/98. Also includes approximately 430,136 shares of common stock issuable upon conversion of an equal number of shares of our Series A-1 convertible preferred stock, approximately 17,073 shares of common stock issuable upon conversion of an equal number of shares of our Series B-1 convertible preferred stock and approximately 926 shares of common stock issuable upon conversion of an equal number of shares of our Series C preferred stock, in each case for accrued dividends as of April 4, 2008 (60 days from February 2, 2008).

(6)	Includes 600,000 shares of common stock issuable upon conversion of an equal number of shares of our Series A-1 convertible preferred stock, 60,000 shares of common stock issuable upon conversion of an equal number of shares of our Series B-1 convertible preferred stock, 36,363 shares of common stock issuable upon conversion of an equal number of shares of our Series C convertible preferred stock beneficially owned by Mr. Allison, in each case held of record by Innovate Partners, Inc. Also includes 900,000 shares of our common stock issuable pursuant to the exercise of options either directly held by Mr. Allison or beneficially owned by Mr. Allison and held of record by Innovate Partners, Inc. Mr. Allison has served as the Chief Executive Officer of Innovate Partners, Inc. since 1995 and has voting and investment power over the shares issuable upon exercise of the options held of record by Innovate Partners, Inc. Also includes approximately 129,041 shares of common stock issuable upon conversion of an equal number of shares of our Series A-1 convertible preferred stock, approximately 6,402 shares of common stock issuable upon conversion of an equal number of shares of our Series B-1 convertible preferred stock and approximately 926 shares of common stock issuable upon conversion of an equal number of shares of our Series C convertible preferred stock, in each case for accrued dividends as of April 4, 2008 (60 days from February 2, 2008).
(7)	Includes 500,000 shares of common stock issuable upon conversion of an equal number of shares of our Series B-2 convertible preferred stock held of record by Jon E. Bortz and Ellen E. Bortz, in a tenancy by the entirety. Also includes approximately 31,849 shares of common stock issuable upon conversion of an equal number of shares of our Series B-2 convertible preferred stock for accrued dividends as of April 4, 2008 (60 days from February 2, 2008). Mr. Bortz, both directly and through his spouse, also owns 7.25% of the limited partnership interests of Bricoleur Enhanced, L.P. and 9.63% of the limited partnership interests of Bric 6, L.P., each of which are affiliated with Bricoleur Capital Management, LLC, although Mr. Bortz does not exercise any voting or investment power with respect to shares of our capital stock owned by Bricoleur Enhanced, L.P. and Bric 6, L.P.
(8)	Includes 37,500 shares of common stock issuable upon conversion of an equal number of shares of our Series B-2 convertible preferred stock and 36,363 shares of common stock issuable upon conversion of an equal number of shares of our Series C convertible preferred stock held of record by the Thomas E. and Molly S. Davin Family Trust dated July 9, 1999 over which Mr. Davin exercises voting control. Also includes approximately 2,388 shares of common stock issuable upon conversion of an equal number of shares of our Series B-2 convertible preferred stock and approximately 926 shares of common stock issuable upon conversion of an equal number of shares of our Series C convertible preferred stock, in each case for accrued dividends as of April 4, 2008 (60 days from February 2, 2008).
(9)	These shares include approximately 33,437,837 shares of our common stock and common stock issuable upon conversion of our convertible preferred stock held by the entities and in the amounts identified in footnote (12) below beneficially owned by Mr. Poole by virtue of his position as the Chief Investment Officer and Chairman of the Management Board of Bricoleur Capital Management, LLC.
(10)	Includes 81,250 shares of our common stock issuable pursuant to the exercise of stock options.
(11)	Includes the shares of our common stock issuable pursuant to the exercise of stock options, the shares of our common stock beneficially owned and the common stock issuable upon conversion of our convertible preferred stock described in footnotes (1), (2), (3), (5), (7), (8), (9) and (10).
(12)	Includes the following shares of our common stock held by the following entities which are all affiliates by virtue of their common Managing Partner, Bricoleur Capital Management, LLC:
(a)	Bricoleur Partners, L.P.: 2,507,072 shares of our common stock, 3,315,920 shares of common stock issuable upon conversion of an equal number of shares of our Series A convertible preferred stock and approximately 1,003,715 shares of common stock issuable upon conversion of 1,349,711 shares of our Series B convertible preferred stock; also includes approximately 713,149 shares of common stock issuable upon conversion of an equal number of shares of our Series A convertible preferred stock and approximately 135,815 shares of common stock issuable in respect of shares of our Series B convertible preferred stock, in each case for accrued dividends as of April 4, 2008 (60 days from February 2, 2008);

(b)	Bricoleur Enhanced, L.P.: 3,070,084 shares of our common stock, 2,174,095 shares of common stock issuable upon conversion of an equal number of shares of our Series A convertible preferred stock and approximately 4,896,623 shares of common stock issuable upon conversion of 6,584,565 shares of our Series B convertible preferred stock; also includes approximately 467,579 shares of common stock issuable upon conversion of an equal number of shares of our Series A convertible preferred stock and approximately 450,689 shares of common stock issuable in respect of shares of our Series B convertible preferred stock, in each case for accrued dividends as of April 4, 2008 (60 days from February 2, 2008);
(c)	Bric 6, L.P.: 1,608,701 shares of our common stock, 1,569,985 shares of common stock issuable upon conversion of an equal number of shares of our Series A convertible preferred stock and approximately 2,154,521 shares of common stock issuable upon conversion of 2,897,218 shares of our Series B convertible preferred stock; also includes approximately 337,654 shares of common stock issuable upon conversion of an equal number of shares of our Series A convertible preferred stock and approximately 207,541 shares of common stock issuable in respect of shares of our Series B convertible preferred stock, in each case for accrued dividends as of April 4, 2008 (60 days from February 2, 2008);
(d)	Bricoleur Offshore Ltd.: 2,874,343 shares of our common stock, 2,840,000 shares of common stock issuable upon conversion of an equal number of shares of our Series A convertible preferred stock and approximately 1,807,628 shares of common stock issuable upon conversion of 2,430,746 shares of our Series B convertible preferred stock; also includes approximately 610,794 shares of common stock issuable upon conversion of an equal number of shares of our Series A convertible preferred stock and approximately 200,419 shares of common stock issuable in respect of shares of our Series B convertible preferred stock, in each case for accrued dividends as of April 4, 2008 (60 days from February 2, 2008); and
(e)	Bric Retail, L.P.: 108,466 shares of our common stock, 100,000 shares of common stock issuable upon conversion of an equal number of shares of our Series A convertible preferred stock and approximately 239,760 shares of common stock issuable upon conversion of 322,409 shares of our Series B convertible preferred stock; also includes approximately 21,506 shares of common stock issuable upon conversion of an equal number of shares of our Series A convertible preferred stock and approximately 21,778 shares of common stock issuable in respect of shares of our Series B convertible preferred stock, in each case for accrued dividends as of April 4, 2008 (60 days from February 2, 2008).

As the Chief Investment Officer and Chairman of the Management Board of Bricoleur Capital Management, LLC, Mr. Poole has investment and voting power over the securities held by each of the above funds.

(13)	Includes 7,943,637 shares of our common stock and 800,000 shares of common stock issuable upon conversion of an equal number of shares of our Series A-1 convertible preferred stock. Also includes approximately 172,054 shares of common stock issuable upon conversion of an equal number of shares of our Series A-1 convertible preferred stock for accrued dividends as of April 4, 2008 (60 days from February 2, 2008).

DESCRIPTION OF CAPITAL STOCK

General

Upon closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

The following is a summary of the rights of our common stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Outstanding Shares

On February 2, 2008, there were 68,752,821 shares of our common stock outstanding, held of record by approximately 113 stockholders (assuming the automatic conversion of all of our preferred stock into common stock upon closing of this offering). Based on (i) 68,752,821 shares of our common stock outstanding as of February 2, 2008 and (ii) the issuance of              shares of common stock in this offering, there will be              shares of our common stock outstanding upon closing of this offering.

As of February 2, 2008, there were 5,397,250 shares of our common stock subject to outstanding options.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering,

•	10,000,000 shares of our Series A convertible preferred stock will be converted into 10,000,000 shares of our common stock;

•	8,000,000 shares of our Series A-1 convertible preferred stock will be converted into 8,000,000 shares of our common stock;

•	13,584,649 shares of our Series B convertible preferred stock will be converted into 10,102,249 shares of our common stock;

•	4,000,000 shares of our Series B-1 convertible preferred stock will be converted into 4,000,000 shares of our common stock;

•	2,075,500 shares of our Series B-2 convertible preferred stock will be converted into 2,075,500 shares of our common stock; and

•	2,203,170 shares of our Series C convertible preferred stock will be converted into 2,203,170 shares of our common stock.

Upon closing of this offering, our board of directors will be authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Registration Rights

The holders of an aggregate of 68,717,876 shares of our common stock, including shares of common stock issuable upon the conversion of our convertible preferred stock, are entitled to certain of the “Demand,” “Piggyback” and “Form S-3” registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to a registration rights agreement by and among us and certain of our stockholders.

Registration of shares of common stock in response to exercise of the following rights would result in the holders being able to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the exercise of these registration rights.

The registration rights terminate with respect to the registration rights of each individual holder upon the earlier of either five years following the closing of this offering or when the holder can sell all of such holder’s registrable securities in any three-month period without registration, in compliance with Rule 144 of the Securities Act or another similar exemption from the registration requirements of the Securities Act.

Demand Registration Rights

If, at any time beginning 180 days after the effective date of this offering, the holders of a majority of the registrable securities held by the Bricoleur entities that hold our convertible securities and the holders of our Series C convertible preferred stock request that an amount of securities having an aggregate offering price of at least $20 million be registered, we may be required to register their shares. We are obligated to effect one registration on Form S-1 in response to this demand registration right for the holders of registrable securities held by the Bricoleur entities and the holders of our Series C convertible preferred stock. Depending on certain conditions, however, we may defer such registration for up to 90 days. If the underwriters of any underwritten offering advise us that the number of registrable securities requested to be included creates a substantial risk of affecting the offering, we have the right to limit the number of shares registered by these holders.

Piggyback Registration Rights

If at any time we propose to register any shares of our common stock under the Securities Act after this offering, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their pro-rata share of registrable securities in the registration. If the underwriters of any underwritten offering advise us that the number of registrable securities requested to be included creates a substantial risk of affecting the offering, we have the right to limit the number of shares registered by these holders.

Form S-3 Registration Rights

If the holders of at least 20% of the registrable securities held by the Bricoleur entities and the holders of our Series C convertible preferred stock request that we effect a registration on Form S-3 under the Securities Act, when registration of our shares under Form S-3 becomes possible, with respect to an amount of securities having an aggregate offering price of at least $5 million, we may be required to register their shares. We are obligated to effect two registrations on Form S-3 in response to these demand registration rights for the registrable securities held by the Bricoleur entities and the holders of our Series C convertible preferred stock. Depending on certain conditions, however, we may defer such registration for up to 90 days. If the underwriters of any underwritten offering advise us that the number of registrable securities requested to be included creates a substantial risk of affecting the offering, we have the right to limit the number of shares registered by these holders.

Delaware Anti-Takeover Law and Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then outstanding common stock.

Nasdaq Global Market Listing

We have applied for listing of our common stock on the Nasdaq Global Market under the trading symbol “MTPK.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Shareholder Services, Inc. and its address is P.O. Box 43078, Providence, Rhode Island 02940-3078.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder. For purposes of this discussion, a non-U.S. holder is any holder that for U.S. federal income tax purposes is not:

•	an individual citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special tax situations. U.S. expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is other than the U.S. dollar, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-U.S. holder to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions/Dividends

We have not made any distributions on our common stock and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. To receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to any applicable tax treaty providing otherwise. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes), subject to any applicable tax treaty providing otherwise;

•

the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and that we will not become, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock upon closing of this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on shares outstanding on February 2, 2008, upon the closing of this offering,             shares of common stock will be outstanding, assuming no outstanding options are exercised prior to the closing of this offering. Of these outstanding shares, the            shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our affiliates as that term is defined under Rule 144 under the Securities Act.

The remaining            shares of common stock outstanding upon the closing of this offering are restricted securities as defined under Rule 144 of the Securities Act. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rules 144 or 701 under the Securities Act, which rules are summarized below. These remaining shares will be available for sale as follows:

•	shares of common stock will be immediately eligible for sale in the public market without restriction;

•

            shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale and other limitations under those rules; and

•

the remaining            shares of common stock will become eligible under Rule 144 for sale in the public market from time to time 90 days after the effective date of the registration statement of which this prospectus is a part upon expiration of their respective six-month holding periods, provided current public information about us is available.

The above list does not take into consideration the effect of the lock-up agreements described below.

Additionally, of the 5,397,250 shares of common stock issuable upon exercise of options outstanding as of February 2, 2008, approximately            shares will be vested and eligible for sale 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information, and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of February 2, 2008, options to purchase a total of 5,397,250 shares of common stock were outstanding, of which 2,460,000 were vested. Of the total number of shares of our common stock issuable under these options, all are subject to contractual lock-up agreements with us or the underwriters.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act after closing of this offering to register the shares of our common stock that are issuable pursuant to our benefit plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Lock-up Agreements

We, along with our officers, directors and holders of substantially all of our outstanding securities have agreed with the underwriters not to, among other things, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any security convertible into or exchangeable or exercisable for our common stock, subject to specified exceptions, without the prior written consent of Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus. Goldman, Sachs & Co. may, in its sole discretion, at any time, and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements. Substantially all of the shares that are not subject to the underwriters’ lock-up agreements are subject to similar contractual lock-up restrictions with us.

UNDERWRITING

Metropark USA, Inc., the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Piper Jaffray & Co., Thomas Weisel Partners LLC and Wachovia Capital Markets, LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Piper Jaffray & Co
Thomas Weisel Partners LLC
Wachovia Capital Markets, LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional            shares from us and an additional              shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by the Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and all of our officers, directors, and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs &

Co. This agreement does not apply to any existing employee benefit plans and certain shares purchased in the open market after the closing of this offering. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

At our request, the underwriters have reserved up to            % of the shares of common stock being sold in this offering for sale to certain parties designated by the company at the initial public offering price through a directed share program. The number of shares of common stock available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on the Nasdaq Global Market under the symbol “MTPK.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company or the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(1) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(2) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(3) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(4) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(1)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(2)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies

Ordinance (Cap. 32, Laws of Hong Kong); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder; or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”); (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (1) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

Certain employees of Piper Jaffray & Co., one of the underwriters in this offering, purchased an aggregate of 72,727 shares of our Series C convertible preferred stock on October 1, 2007. This interest represents less than 1% of our outstanding capital stock, on an as-converted to common stock basis.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

LEGAL MATTERS

Cooley Godward Kronish LLP, San Diego, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Latham & Watkins, LLP, Los Angeles, California, is representing the underwriters in this offering.

EXPERTS

The financial statements of Metropark USA, Inc. as of February 3, 2007 and February 2, 2008, and for each of the three fiscal years in the period ended February 2, 2008 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits. Statements made in this prospectus regarding the contents of any contract, agreement or other document are only summaries. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the Securities and Exchange Commission. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference room of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549.

You can request copies of these documents upon payment of a duplicating fee by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the website maintained by the Securities and Exchange Commission at http://www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Metropark USA, Inc.

We have audited the accompanying balance sheets of Metropark USA, Inc. as of February 3, 2007 and February 2, 2008, and the related statements of operations, stockholders’ equity, and cash flows for each of the three fiscal years in the period ended February 2, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metropark USA, Inc. at February 3, 2007 and February 2, 2008, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 2, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, on January 29, 2006, the Company changed its method of accounting for stock-based payments in accordance with Statement of Financial Accounting Standards No. 123 (Revised 2004).

/s/ Ernst & Young LLP

Los Angeles, California

June 12, 2008

METROPARK USA, INC.

BALANCE SHEETS

(In thousands, except share amounts)

	February 3, 2007	February 2, 2008	Pro Forma Stockholders’ Equity February 2, 2008
			(unaudited- Note 1)
Assets
Current assets
Cash and cash equivalents	$4,309	$6,996
Restricted cash	1,204	1,549
Accounts receivable	434	839
Merchandise inventories	5,243	7,840
Prepaid expenses and other current assets	2,226	2,466

Total current assets	13,416	19,690

Property and equipment, net	11,871	18,426
Other assets	80	53

Total assets	$25,367	$38,169

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$433	$619
Accrued liabilities	1,276	2,864
Accrued payroll and related liabilities	600	1,300
Accrued sales and other taxes payable	278	877
Current portion of capital lease obligations	80	148

Total current liabilities	2,667	5,808

Subordinated notes—related party	4,343	4,397
Capital lease obligations—long term	115	173
Deferred rent	4,487	6,833
Commitments and contingencies
Stockholders’ equity
Series A Convertible Preferred Stock; $.0001 par value; 10,000,000 shares authorized, issued and outstanding ($2,891,800 liquidation preference) as of February 3, 2007, and 10,000,000 shares authorized, issued and outstanding ($3,016,400 liquidation preference) as of February 2, 2008	2,500	2,500	—
Series A-1 Convertible Preferred Stock; $.0001 par value; 8,000,000 shares authorized, issued and outstanding ($2,313,900 liquidation preference) as of February 3, 2007, and 8,000,000 shares authorized, issued and outstanding ($2,413,200 liquidation preference) as of February 2, 2008	2,000	2,000	—
Series B Convertible Preferred Stock; $.0001 par value; 30,000,000 shares authorized, 13,584,649 shares issued and outstanding ($10,422,400 liquidation preference) as of February 3, 2007, and 30,000,000 shares authorized, 13,584,649 issued and outstanding ($10,921,400 liquidation preference) as of February 2, 2008	10,000	10,000	—
Series B-1 and B-2 Convertible Preferred Stock; $.0001 par value; 6,500,000 shares authorized, 6,075,500 shares issued and outstanding ($9,412,600 liquidation preference) as of February 3, 2007, and 6,500,000 shares authorized, 6,075,500 shares issued and outstanding ($9,868,800 liquidation preference) as of February 2, 2008	9,151	9,151	—
Series C Convertible Preferred Stock; $.0001 par value; none authorized, issued and outstanding as of February 3, 2007 and 2,800,000 shares authorized, 2,203,170 shares issued and outstanding ($6,161,600 liquidation preference) as of February 2, 2008	—	6,059	—
Common Stock; $.0001 par value; 100,500,000 shares authorized; 22,168,291 shares issued and outstanding as of February 3, 2007 and, 103,300,000 shares authorized, 32,371,902 shares issued and outstanding as of February 2, 2008 and 103,300,000 shares authorized, 68,752,821 shares issued and outstanding pro forma as of February 2, 2008 (unaudited)	2	3	7
Warrants	305	—	—
Additional paid-in capital	119	1,413	31,119
Accumulated deficit	(10,322)	(10,168)	(10,168)

Total stockholders’ equity	13,755	20,958	20,958

Total liabilities and stockholders’ equity	$25,367	$38,169

See accompanying notes to financial statements.

METROPARK USA, INC.

STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended
	January 28, 2006	February 3, 2007	February 2, 2008
Net sales	$11,489	$35,842	$71,616
Cost of goods sold	9,544	27,123	49,649

Gross profit	1,945	8,719	21,967

Selling, general and administrative expenses	4,922	12,276	21,441

Operating (loss) income	(2,977)	(3,557)	526

Other expenses (income):
Interest expense	255	368	347
Interest income	(17)	(147)	(169)
Other financing loss (income)	(43)	(579)	—

(Loss) income from operations before income taxes	(3,172)	(3,199)	348

Provision for income taxes	1	1	194

Net (loss) income	$(3,173)	$(3,200)	$154

Less: convertible preferred stock dividends	310	821	1,285

Net loss attributable to common stockholders	$(3,483)	$(4,021)	$(1,131)

Basic net loss per share	$(0.16)	$(0.18)	$(0.04)
Diluted net loss per share	$(0.16)	$(0.18)	$(0.04)

Basic weighted-average common shares outstanding used in computing basic and diluted net loss per share	22,168	22,168	27,261
Diluted weighted-average common shares outstanding used in computing basic and diluted net loss per share	22,168	22,168	27,261

Pro forma basic net earnings per share (unaudited)			$0.00
Pro forma diluted net earnings per share (unaudited)			$0.00

Pro forma basic weighted-average common shares outstanding used in computing pro-forma basic net earnings per share (unaudited)			62,541
Pro forma diluted weighted-average common shares outstanding used in computing pro forma diluted net earnings per share (unaudited)			63,571

See accompanying notes to financial statements.

METROPARK USA, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Series A Convertible Preferred Stock		Series A-1 Convertible Preferred Stock		Series B Convertible Preferred Stock		Series B-1 and B-2 Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock			Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Warrants
Balance as of January 29, 2005	10,000	$2,500	8,000	$2,000	—	$—	—	$—	—	$—	22,168	$2	$305	$—	$(3,706)	$1,101
Issuance of convertible preferred stock	—	—	—	—	16,196	3,500	—	—	—	—	—	—	—	—	—	3,500
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,173)	(3,173)

Balance as of January 28, 2006	10,000	2,500	8,000	2,000	16,196	3,500	—	—	—	—	22,168	2	305	—	(6,879)	1,428
Issuance of Series B convertible preferred stock	—	—	—	—	(2,611)	6,500	—	—	—	—	—	—	—	—	—	6,500
Issuance of Series B-1 convertible preferred stock	—	—	—	—	—	—	4,000	5,000	—	—	—	—	—	—	—	5,000
Issuance of Series B-2 convertible preferred stock	—	—	—	—	—	—	2,076	4,151	—	—	—	—	—	—	—	4,151
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	119	—	119
Series B rights settled	—	—	—	—	—	—	—	—	—	—	—	—	—		(243)	(243)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,200)	(3,200)

Balance as of February 3, 2007	10,000	2,500	8,000	2,000	13,585	10,000	6,076	9,151	—	—	22,168	2	305	119	(10,322)	13,755
Issuance of Series C convertible preferred stock	—	—	—	—	—	—	—	—	2,203	6,059	—	—	—	—	—	6,059
Warrants exercised	—	—	—	—	—	—	—	—	—	—	10,169	1	(305)	305	—	1
Stock options exercised	—	—	—	—	—	—	—	—	—	—	35	—	—	11	—	11
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	978	—	978
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	154	154

Balance as of February 2, 2008	10,000	$2,500	8,000	$2,000	13,585	$10,000	6,076	$9,151	2,203	$6,059	32,372	$3	$—	$1,413	$(10,168)	$20,958

See accompanying notes to financial statements.

METROPARK USA, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended
	January 28, 2006	February 3, 2007	February 2, 2008
Operating activities:
Net (loss) income	$(3,173)	$(3,200)	$154
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	676	1,709	2,948
Amortization of debt discount	51	46	54
Stock-based compensation	—	119	978
Loss on sale of equipment	—	112	—
Other non-cash items	(43)	(579)	—
Changes in operating assets and liabilities:
Accounts receivable	(84)	(311)	(405)
Merchandise inventories	(1,001)	(3,489)	(1,731)
Prepaid expenses and other current assets	(523)	(1,402)	(240)
Accounts payable	219	110	186
Accrued liabilities	982	108	113
Accrued payroll and related liabilities	136	343	699
Accrued sales and other taxes payable	299	(46)	599
Deferred rent	1,068	2,918	2,346

Net cash (used in) provided by operating activities	(1,393)	(3,562)	5,701

Investing activities:
Purchases of property and equipment	(3,789)	(7,652)	(8,679)
Cash received from disposal of equipment	—	18	—
(Increase) decrease in other assets	(13)	(57)	27

Net cash used in investing activities	(3,802)	(7,691)	(8,652)

Financing activities:
Borrowing of subordinated debt	2,600	—	—
Sale of convertible preferred stock	3,500	15,651	6,059
Proceeds from the exercise of stock options	—	—	11
Increase in restricted cash	(100)	(951)	(345)
Warrants exercised	—	—	1
Payments on capital lease obligations	—	(65)	(88)

Net cash provided by financing activities	6,000	14,635	5,638

Increase in cash and cash equivalents	805	3,382	2,687

Cash and cash equivalents at beginning of period	122	927	4,309

Cash and cash equivalents at end of period	$927	$4,309	$6,996

Supplemental information
Cash paid during the period for:
Interest	$177	$322	$296

Income taxes	$1	$1	$194

Summary of noncash investing activity:

During fiscal years 2006 and 2007, the Company entered into equipment capital lease financings for approximately $242,000 and $227,000, respectively.

See accompanying notes to financial statements.

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 2, 2008

1.	Organization and Presentation

Organization and Basis of Presentation

Metropark USA, Inc. (the “Company”) is a mall-based specialty retailer featuring lifestyle-inspired branded apparel, accessories and gifts that blends fashion, music and art. The Company was incorporated under the laws of the state of Delaware in November 2003 under the original name of “Santa Barbara Street Asylum, Inc.” As of February 2, 2008, the Company owned and operated 38 stores across 15 states, located primarily in malls, including lifestyle centers. The Company supplements its net sales from stores with Internet sales through its website at www.metroparkusa.com.

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Fiscal Year

The Company operates on a fiscal calendar that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday nearest to January 31 of the following calendar year. Each fiscal year consists of four 13-week quarters, with an extra week added to the fourth quarter every five or six years. Fiscal year 2005 was a 52-week period ended January 28, 2006, fiscal year 2006 was a 53-week period ended February 3, 2007 and fiscal year 2007 was a 52-week period ended February 2, 2008.

Unaudited Pro Forma Stockholders’ Equity

The unaudited pro forma stockholders’ equity information in the accompanying balance sheet assumes the conversion of the outstanding shares of the Company’s convertible preferred stock as of February 2, 2008 into 36,380,919 shares of its common stock as though the closing of the planned initial public offering occurred on February 2, 2008. Common stock issued in such initial public offering and any related estimated net proceeds are excluded from such pro forma information.

Use of Estimates

The Company is required to make certain estimates and assumptions in order to prepare financial statements in conformity with U.S. generally accepted accounting principles. Such estimates and assumptions affect the reported amounts of assets, liabilities, net sales and expenses and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. The most significant estimates relate to the valuation of merchandise inventory balances, the determination of sales returns for purposes of revenue recognition, the assessment of expected cash flows used in evaluating long-lived assets for impairment, the determination of tax valuation allowances and the estimation of fair value for the purpose of determining stock-based compensation. The estimation process required to prepare the financial statements requires assumptions to be made about future events and conditions, and as such, is inherently subjective and uncertain. Actual results could differ materially from those estimates.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in accounts with major financial institutions with high credit standing. The Company’s accounts receivable are comprised of receivables on third-party credit cards, and the Company does not offer any direct consumer credit or offer any proprietary credit cards. Accounts receivable are typically settled within two to three business days.

Restricted Cash

Restricted cash represents cash on deposit to collateralize certain letters of credit associated with purchases of certain merchandise inventories.

Accounts Receivable

Accounts receivable consist of credit card receivables from customer purchases. An allowance for doubtful accounts, if needed, is based on the Company’s best estimate of the amount of probable credit losses in accounts receivable. There was no allowance as of February 3, 2007 or February 2, 2008. The Company does not otherwise extend credit to customers, except through third-party credit cards.

Fair Value of Financial Instruments

Financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and debt. The Company considers the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and debt to approximate fair value because of the short maturity of these financial instruments. The Company considers the carrying value of indebtedness under its revolving credit facility to approximate fair value because this financial instrument has a floating interest rate which reflects current market conditions. The Company considers the carrying value of its subordinated indebtedness to approximate fair value based on its effective interest rate and based on borrowing terms and conditions currently available to the Company.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market. Cost is determined using the weighted-average cost method and includes costs incurred to purchase merchandise inventories as well as related vendor allowances including purchase discounts. Throughout the year, the Company reviews inventory levels in order to identify slow-moving merchandise. Inventories include items that have been written down to the Company’s best estimate of their net realizable value. The Company’s decisions to write down its inventories are based on its current rate of sale, the age of inventory, weeks of supply and other factors. Physical inventories are conducted during the year to determine actual inventory on-hand and shrinkage. The Company accrues estimated inventory shrinkage for the period between the last physical count and current period end balance sheet date. These estimates are based on management’s analysis of historical results and operating trends and could differ from actual results.

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets primarily include various store supplies, rent and tenant allowances.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives as follows:

Furniture, fixtures and equipment	5 years
Computer equipment and software	3 years
Leasehold improvements	Lesser of lease term or life of related asset

Leasehold improvements are amortized on a straight-line basis over the lesser of the length of the lease, without consideration of option renewal periods, and the estimated useful life of the assets. Expenditures for repairs that do not significantly extend the life of the asset are charged to expense as incurred.

Leases

The Company occupies its combined headquarters and distribution facility and all of its retail stores under operating leases. The operating leases for the Company’s retail stores generally have terms of ten years. Most of the Company’s lease agreements have defined escalating rent provisions over the term, which are included in rental expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Company enters the space and begins construction build-out. The amount of the excess of straight-line rent expenses over scheduled payments is recorded as a deferred rent liability. For certain locations, the Company receives tenant allowances which are recorded as a deferred rent liability and are amortized on a straight-line basis over the term of the applicable lease as a reduction of rent expense.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), long-lived assets are reviewed for events or changes in circumstances that indicate that their carrying value may not be recoverable. The review is based on comparing the expected undiscounted cash flows to the carrying amount of such assets. If it is determined that the carrying amount of the long-lived assets is not recoverable, the Company will recognize an impairment loss, measured by the future discounted cash flow method. The primary components of the Company’s long-lived assets are property and equipment. For the years ended January 28, 2006, February 3, 2007, and February 2, 2008 there has been no impairment of the value of such assets.

Revenue Recognition

Net sales constitute gross sales of men’s apparel, women’s apparel, accessories and gifts, net of any returns and merchandise discounts. The Company’s sales revenue is recognized at the point of sale (“POS”) for purchases by customers at its retail store locations or at the time of shipment in the case of Internet sales placed through its website. Amounts charged to the Company’s Internet

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

customers for shipping and handling are included in net sales. The Company offers a return policy of generally 21 days. It also accrues for estimated sales returns based upon the Company’s historical experience. The Company records the sale of gift cards as a current liability and recognizes a sale when a customer redeems a gift card. The Company has not historically recognized any net sales from the portion of gift cards that will not be redeemed or recovered, which it refers to as gift card breakage, due to limited historical information on breakage rates.

Sales return reserves are recorded as a reduction to net sales and related receivables. As of January 28, 2006 and February 3, 2007, such reserve had not been material. As of February 2, 2008, sales return allowance was $211,000 and such amount was recorded as a reduction to net sales during the year.

Cost of Goods Sold

Cost of goods sold consists of the cost of merchandise sold to customers; store occupancy costs including rent (including percentage rent), depreciation of tenant improvements and fixtures, common area maintenance, property taxes, utilities, supplies and maintenance; costs associated with the Company’s distribution facility, including payroll and benefits (including stock-based compensation), inbound/outbound shipping and handling (including shipping and handling costs associated with Internet sales and internal transfer to the Company’s stores), occupancy, depreciation and supplies; buying and merchandising costs, including payroll and benefits (including stock-based compensation) of the Company’s merchant, planning and allocation team; and shrink and any inventory valuation adjustments.

Store Pre-Opening Costs

Costs incurred in connection with the opening of a new store are expensed as incurred. These expenses generally include store occupancy expenses, store payroll and benefits, store supplies, and store-related travel and entertainment expenses, in each case, incurred prior to a store’s opening date.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of store payroll and benefits; administrative staff and infrastructure expenses, including payroll, taxes, benefits, information technology, legal services and rent, property taxes, utilities, supplies and maintenance for the Company’s headquarters; stock-based compensation expenses for all employees (excluding stock-based compensation for certain distribution facility personnel and members of the Company’s merchant, planning and allocation team); non-occupancy store expenses, including bankcard fees, bags and boxes; expenses for training and recruiting of the Company’s employees; marketing costs, including the cost of creating the Company’s proprietary content that is shown in the Company’s stores, in-store promotional events, and the maintenance of the Company’s website; store pre-opening costs; and depreciation at the Company’s headquarters.

Advertising Costs

Advertising costs are charged to expense as incurred. The amounts charged to advertising expense during fiscal years ended January 28, 2006, February 3, 2007, and February 2, 2008, were $226,000, $285,000 and $314,000, respectively.

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Provision for Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”). Under SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates which will be in effect when the differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax asset will be realized.

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”) on February 4, 2007. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

Stock-Based Compensation

Prior to January 29, 2006, the Company accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25. The intrinsic value represents the difference between the per share fair value of the stock on the date of grant and the per share exercise price of the respective stock option. If the per share exercise price equals or exceeds the per share fair value of the stock on the date of grant, then no compensation expense is recognized. Under APB No. 25, if the per share exercise price is below the per share fair value of the stock on the date of grant, then compensation expense is recorded using the intrinsic-value method and generally recognized over the grant’s vesting period.

Effective January 29, 2006, the Company adopted the provisions of FASB Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS 123(R)”). Under SFAS 123(R), stock-based compensation expense for employees is measured at the grant date, based on the estimated fair value of the award at that date, and is recognized as expense over the employee’s requisite service period, which is generally the vesting period, on a straight-line basis, with a credit to additional paid-in capital. The Company adopted the provisions of SFAS 123(R) using the prospective method which requires the Company to recognize compensation expense on a prospective basis. Accordingly, previous years’ financial statements have not been restated. Under this transition method, unvested option awards outstanding at January 29, 2006 continue to be accounted for under the intrinsic value method in accordance with APB No. 25. All awards granted, modified or settled after the date of adoption are accounted for using the measurement, recognition and attribution provisions of SFAS 123(R).

The Company estimates the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option pricing model for stock awards to employees and directors.

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS 123(R) and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest. The fair value of the stock options granted to non-employees was estimated using the Black-Scholes option valuation model. Of the $119,000 and $978,000 stock-based compensation expensed for the fiscal years ended February 3, 2007 and February 2, 2008, respectively, $55,000 and $29,000 are included as stock-based compensation expense related to non-employees for the fiscal years ended February 3, 2007 and February 2, 2008, respectively. The stock-based compensation expensed in the fiscal year February 3, 2007 is included in cost of goods sold ($27,000) and selling, general and administrative expenses ($92,000). The stock-based compensation expensed in the fiscal year ended February 2, 2008 is included in cost of goods sold ($87,000) and selling, general and administrative expenses ($891,000).

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS 157-1 and FSP SFAS 157-2. FSP 157-1 amends SFAS No. 157 to exclude Statement of Financial Accounting Standards No. 13, Accounting for Leases, and its related interpretive accounting pronouncements that address leasing transactions. FSP FAS 157-2 will delay the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of FSP 157-2. Effective for fiscal year 2009, the Company will adopt SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The Company is currently evaluating the potential effect that the adoption of SFAS No. 157 could have on its financial position and results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”), which permits entities to voluntarily choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 provides entities an opportunity to mitigate volatility in reported earnings that is caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 is effective for the Company beginning on February 3, 2008. The Company is currently evaluating the potential effect that the adoption of SFAS No. 159 could have on its financial position and results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“SFAS No. 141R”), which replaces FASB Statement of Financial Accounting Standard No.141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired.

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

SFAS No. 141R also modifies the recognition for preacquisition contingencies, such as environmental or legal issues, restructuring plans and acquired research and development value in purchase accounting. SFAS No. 141R amends SFAS No. 109 to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. SFAS No. 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141R on the Company’s financial statements relating to potential future acquisitions.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Accounting for Noncontrolling Interests (“SFAS No. 160”), which clarifies the classification of noncontrolling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. SFAS No. 160 will be effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on the Company’s financial statements.

In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”). This statement requires companies to provide enhanced disclosures about (a) how and why they use derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments as Hedging Activities (“SFAS 133”) and its related interpretations, and (c) how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will adopt the new disclosure requirements on or before the required effective date. As SFAS No. 161 does not change current accounting practice, there will be no impact on the financial statements.

3.	Net Loss Per Share and Pro Forma Net Earnings Per Share (unaudited)

Net (Loss) Earnings Per Share

The Company calculates net (loss) earnings per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share (“SFAS No. 128”), which requires the presentation of both basic and diluted net (loss) earnings per share. Basic net loss per share is computed by dividing the net loss attributed to common stockholders by the weighted average number of common shares outstanding during the period less the weighted average number of shares subject to repurchase. The Company’s potential dilutive shares, which include outstanding common stock options, unvested common shares subject to repurchase, convertible preferred stock and warrants, have not been included in the computation of diluted net loss per share for all of the periods as the result would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be anti-dilutive.

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net (loss) earnings per share follows (in thousands, except for per share amounts):

	Year Ended
	January 28, 2006	February 3, 2007	February 2, 2008
Basic Net (Loss) Earnings Per Share Computation:
Numerator:
Net (loss) income	$(3,173)	$(3,200)	$154
Accretion of convertible preferred stock dividends	(310)	(821)	(1,285)

Net (loss) attributable to common stockholders	$(3,483)	$(4,021)	$(1,131)
Denominator:
Weighted average common shares outstanding	22,168	22,168	27,261

Basic net (loss) per share	$(0.16)	$(0.18)	$(0.04)

Diluted Net (Loss) Earnings Per Share Computation:
Numerator:
Net (loss) income	$(3,173)	$(3,200)	$154
Accretion of convertible preferred stock dividends	(310)	(821)	(1,285)

Net (loss) attributable to common stockholders	$(3,483)	$(4,021)	$(1,131)
Denominator:
Weighted average common shares outstanding	22,168	22,168	27,261

Total shares	22,168	22,168	27,261

Diluted net (loss) per share	$(0.16)	$(0.18)	$(0.04)

The computation of diluted net (loss) earnings per share for the periods presented excluded all of the Company’s outstanding options to purchase common stock, warrants, and the as-converted shares of convertible preferred stock, because including such outstanding options, warrants, and shares of convertible preferred stock would have had an anti-dilutive effect. Following is a summary of such excluded options, warrants and shares of convertible preferred stock (in thousands):

	Year Ended
	January 28, 2006	February 3, 2007	February 2, 2008
Options and warrants
Outstanding options excluded	1,719	2,733	5,397
Outstanding warrants excluded	10,169	10,169	—

Total options and warrants excluded	11,888	12,902	5,397

Convertible preferred stock
Series A convertible preferred stock	10,000	10,000	10,000
Series A-1 convertible preferred stock	8,000	8,000	8,000
Series B convertible preferred stock	10,102	10,102	10,102
Series B-1 convertible preferred stock	—	4,000	4,000
Series B-2 convertible preferred stock	—	2,076	2,076
Series C convertible preferred stock	—	—	2,203

Total convertible preferred stock excluded	28,102	34,178	36,381

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Pro Forma Net Earnings Per Share (unaudited)

Upon the closing of the Company’s planned initial public offering, all outstanding shares of its convertible preferred stock will be converted, at the applicable conversion ratio, into shares of the Company’s common stock. The unaudited pro forma basic and diluted net income per share for the fiscal year ended February 2, 2008 reflects the conversion of all outstanding shares of the Company’s convertible preferred stock. The unaudited pro forma stockholders’ equity and pro forma basic and diluted net earnings per share do not give effect to the issuance of shares in the planned initial public offering.

A reconciliation of the numerator and denominator used in the calculation of unaudited pro forma basic and diluted net earnings per share follows (in thousands, except for per share amounts):

Year Ended February 2, 2008
Pro Forma Basic Net Earnings Per Share Computation:
Numerator:
Net (loss) income	$154

Net (loss) income available to common stockholders	$154
Denominator:
Weighted average common shares outstanding	27,261
Conversion of preferred to common shares	35,280

Total shares	62,541

Pro forma basic net earnings per share	$0.00

Pro Forma Diluted Net Earnings Per Share Computation:
Numerator:
Net (loss) income	$154

Net (loss) income available to common stockholders	$154
Denominator:
Weighted average common shares outstanding	27,261
Incremental shares from assumed exercise of options	1,030
Conversion of preferred to common shares	35,280

Total shares	63,571

Pro forma diluted net earnings per share	$0.00

4.    Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following (in thousands):

	February 3, 2007	February 2, 2008
Tenant allowances	$1,404	$706
Rent	486	686
Supplies	205	954
Other	131	120

Prepaid expenses and other current assets	$2,226	$2,466

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

5.    Property and Equipment

Property and equipment are summarized as follows (in thousands):

	February 3, 2007	February 2, 2008
Furniture, fixtures and equipment	$4,952	$7,736
Leasehold improvements	7,646	12,586
Computer equipment and software	1,747	3,537

Property and equipment, gross	14,345	23,859
Less accumulated depreciation and amortization	2,474	5,433

Property and equipment, net	$11,871	$18,426

Depreciation expense, including equipment under capital leases, for the fiscal years ended January 28, 2006, February 3, 2007 and February 2, 2008, was $676,000, $1,709,000, and $2,948,000, respectively.

6.    Subordinated Notes

On December 17, 2003, in connection with the sale of its Series A convertible preferred stock, the Company entered into a Note and Warrant Purchase Agreement with Bricoleur Partners, L.P., Bricoleur Enhanced, L.P., Bric 6, L.P., Bricoleur Offshore Ltd. and Bric Retail L.P. (collectively, “Bricoleur Partners”), providing for the issuance of an aggregate of $4.5 million in principal amount of unsecured subordinated notes (“Notes”). The Notes bear interest at a non-compounding fixed rate of 6.0%, with interest payments due quarterly. The Notes are due and payable at the earlier of January 31, 2010 or in the event of an initial public offering of the Company’s stock, and are subject to various covenants as long as Bricoleur Partners holds an aggregate of at least 25% of the Company’s Series A preferred convertible stock or Series B convertible preferred stock. Borrowings under these Notes that are repaid are not subject to reborrowing. A total $4.5 million in principal amount of the Notes were outstanding as of February 3, 2007 and February 2, 2008, net of unamortized debt discount of $157,000 and $103,000 as of February 3, 2007 and February 2, 2008, respectively. The Notes are subordinated to any borrowings under the Company’s revolving credit facility described in Note 7 and are subordinated to any borrowings under the Company’s secured credit agreement described in Note 14.

Concurrent with the issuance of the Notes, the Company issued warrants to Bricoleur Partners to purchase shares of the Company’s common stock. The warrants were immediately vested and exercisable, with an expiration date of December 17, 2013. The fair value of the warrants was estimated by the Company at an aggregate of $305,000 based on a market approach as applied to the Company’s operating results. Such amount was recorded as a debt discount and is being amortized as interest expense over the term of the Notes using the effective interest method. A total of $51,000, $46,000 and $54,000 was amortized as interest expense during each of the years ended January 28, 2006, February 3, 2007, and February 2, 2008, respectively. In September 2007, Bricoleur Partners exercised the warrants, and the Company issued Bricoleur Partners an aggregate of 10,168,666 shares of common stock at an exercise price of $0.0001 per share.

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

7.    Debt

On August 15, 2006, the Company entered into a credit agreement with a bank (the “Credit Agreement”) which provided for a $4.0 million secured revolving loan to the Company with a maturity date of February 15, 2008. Letters of credit are issued under the Credit Agreement. The Company did not have borrowings under this Credit Agreement in 2007, and the Credit Agreement was allowed to expire on its maturity date on February 15, 2008. (See Note 14)

The Company was in compliance with all covenants under the Credit Agreement as of February 2, 2008. There were no outstanding borrowings under the Credit Agreement as of February 3, 2007 or February 2, 2008. The Company had outstanding standby letters of credit as of February 3, 2007 and as of February 2, 2008 of $1,200,000 and $1,500,000, respectively, which were collateralized by restricted cash.

8.    Income Taxes

The details of the provision/(benefit) for income taxes are as follows:

	Year Ended
	January 28, 2006	February 3, 2007	February 2, 2008
Current
Federal	$—	$—	$88
State	1	1	106

	1	1	194
Deferred
Federal	(1,015)	(1,094)	(214)
State	(294)	(324)	312

	(1,309)	(1,418)	98

Valuation allowance	1,309	1,418	(98)

Total provision for income taxes	$1	$1	$194

The following is a reconciliation between the U.S. federal statutory rate and the effective tax rate:

	Year Ended
	January 28, 2006	February 3, 2007	February 2, 2008
Statutory rate	(34.0)%	(34.0)%	34.0%
State income taxes, net of federal benefit	(7.0)%	(5.8)%	4.1%
Nondeductible expenses	0.2%	0.2%	30.7%
Other	0.1%	2.1%	15.1%
Valuation allowance	40.7%	37.5%	(28.1)%

Effective tax rate	0.0%	0.0%	55.8%

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the net deferred tax assets are as follows (in thousands):

	Year Ended
	February 3, 2007	February 2, 2008
Deferred tax assets (liabilities):
Inventory reserves	$84	$157
Net operating losses	3,295	1,682
Deferred rent	306	647
Depreciation and amortization	180	655
Accrued vacation and other	66	250
Stock-based compensation	—	339
Tax credit carryforward	—	103

	3,931	3,833
Valuation allowance	(3,931)	(3,833)

Net deferred tax assets	$—	$—

The Company has approximately $4.3 million of net operating loss carryforwards for U.S. federal and $3.5 million of net loss carryforwards for state income tax purposes which begin to expire in 2026 for federal and 2016 for state. Because of the Company’s recent results of operations, a valuation allowance has been established for all net deferred tax assets.

The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN 48”) on February 4, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained by the taxing authority as of the reporting date. If the tax position is not considered “more-likely-than-not” to be sustained, then no benefits of the position are to be recognized.

There was no cumulative effect of adopting FIN 48 to the February 4, 2007 retained earnings balance. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

Interest and penalties related to income tax liabilities will be included in tax expense.

As of February 2, 2008, the Company’s tax returns related to fiscal years ended January 31, 2004 through February 3, 2007 remain open to examination by tax authorities.

Under Section 382 of the Internal Revenue Code of 1986, as amended (“Section 382”), the utilization of net operating loss carry-forwards can be limited based on changes in the percentage ownership of the Company. While the Company has not completed a formal analysis of the relevant provisions of Section 382, the Company does not believe that net operating losses would be limited in the foreseeable future.

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

9.    Commitments and Contingencies

The Company occupies its combined headquarters and distribution facility and all of its retail stores under operating leases. The operating leases for the Company’s retail stores generally have terms of ten years. Some of the Company’s leases have early cancellation clauses, which permit the lease to be terminated by the Company or the landlord if certain sales levels are not met in specific periods. In addition to future minimum lease payments, substantially all of the Company’s store leases provide for additional rental payments based on a percentage of net sales (“percentage rent”), if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Certain of the leases provide for increasing minimum annual rental amounts. Office space is leased from a stockholder and former officer of the Company with an initial term that expired in January 2006 and has since been extended on a month-to-month basis. The amount of the excess of straight-line rent expenses over scheduled payments is recorded as a deferred rent liability. Total rent expense for the fiscal years ended January 28, 2006, February 3, 2007, and February 2, 2008 was $1,853,000, $5,186,000 and $8,384,000, respectively, including amortization of deferred rent of $152,000, $472,000 and $185,000, and including percentage rent expense of $0, $61,000, and $425,000, respectively.

The Company entered into certain lease agreements for computer equipment under capital lease agreements effective through January 2011. As of February 3, 2007 and February 2, 2008, total assets recorded under capital leases were $242,000 and $469,000, respectively.

Annual future minimum lease payments under capital and operating leases as of February 2, 2008, were as follows (in thousands):

Fiscal year	Capital Leases	Operating Leases
2008	$173	$6,689
2009	125	6,986
2010	65	7,130
2011	—	7,305
2012	—	7,465
Thereafter	—	33,125

Total minimum lease payments	363	$68,700

Less interest	(42)

Capital lease obligations	$321

The Company may from time to time, be subject to various claims and legal actions arising in the ordinary course of business. The Company does not believe that there are currently any claims or legal actions that are likely to have a material adverse effect on its financial position, results of operations or cash flows.

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

10.	Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	February 3, 2007	February 2, 2008
Accrued vendor liabilities	$519	$1,407
Accrued merchandise liabilities	427	866
Gift card liabilities	282	558
Other	48	33

Accrued liabilities	$1,276	$2,864

11.	Related Party Transactions

The Company maintained an outstanding balance with a related party, Bricoleur Partners, pursuant to a Note and Warrant Purchase Agreement dated December 17, 2003, in the amount of $4.5 million as of February 2, 2007 and February 3, 2008. (See Note 6)

The Company leases office space from a stockholder and former officer of the Company with an initial term that expired in January 2006 and has since been extended on a month-to-month basis. In the fiscal years ended January 28, 2006, February 3, 2007, and February 2, 2008, rent expense included $71,000, $79,000 and $82,000, respectively, paid to the related party.

12.	Stockholders’ Equity

The Company has 160,600,000 shares of stock authorized under its current Certificate of Incorporation, as amended. This includes common stock and shares of each designated series of convertible preferred stock (Series A convertible preferred stock, Series A-1 convertible preferred stock, Series B convertible preferred stock, Series B-1 convertible preferred stock, Series B-2 convertible preferred stock and Series C convertible preferred stock).

On December 17, 2003, the Company issued an aggregate of 18,000,000 shares of its convertible preferred stock (10,000,000 shares designated as Series A convertible preferred stock and 8,000,000 shares designated as Series A-1 convertible preferred stock) for an aggregate payment of $4.5 million. Subsequently, in a series of six transactions that took place during 2005 and 2006, the Company issued an aggregate of 13,584,649 shares of its Series B convertible preferred stock for an aggregate payment of $10.0 million. The number of shares of Series B convertible preferred stock issued in these initial six transactions was based on an interim valuation (as defined in the applicable purchase agreement), at the time of each issuance. The final interim valuation at the time of the final purchase in December 2006 (as defined in the applicable purchase agreement), was determined in fiscal year 2006 pursuant to the applicable stock purchase agreement and resulted in a cancellation and reduction of 2,611,381 shares of the initial 16,196,030 Series B convertible preferred stock previously designated as issued. The final conversion ratio of Series B convertible preferred stock to common stock was determined at the end of fiscal year 2007 pursuant to the applicable stock purchase agreement and resulted in a final conversion ratio of 0.744 shares of common stock for each share of Series B convertible preferred stock.

The investment in Series B convertible preferred stock was undertaken by stockholders holding the Company’s Series A convertible preferred stock, and was subject to the Company meeting several

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

conditions. Pursuant to the terms of the Series A convertible preferred stock purchase agreement the Company agreed to sell to the Series A convertible preferred stock holders additional shares of convertible preferred stock in six installments (calculated based on a pre-determined formula set forth in the Series A convertible preferred stock purchase agreement) for a total investment of $10.0 million based on the achievement by the Company of certain conditions in the future (the “Right”). Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”), requires liability accounting for a financial instrument other than an outstanding share that embodies a conditional obligation to transfer a variable number of shares, provided that the monetary value of the obligation is based solely or predominantly on variations in something other than the fair value of the issuer’s equity shares. Accordingly, the rights to purchase additional shares were recorded as a liability in accordance with SFAS No. 150, at the estimated fair value of the obligation on the date of issuance and the carrying value was adjusted at each reporting date for any changes in its estimated fair value. The change in carrying value, as determined by an independent third-party valuation firm, was recorded as other financing income or (loss) in the statement of operations. The estimated fair value was determined using a valuation model which considers the probability of achieving the conditions if any, the entity’s cost of capital, the estimated time period the Right will be outstanding, consideration received for the instrument with the Right, the number of shares to be issued to satisfy the Right and at what price and any changes in the fair value of the underlying instrument reflecting the Right.

In connection with the issuance of the Company’s Series A convertible preferred stock, the following summarizes the terms of the Right granted to purchase the Series B convertible preferred stock and the impact on the accompanying financial statements.

Date of issuance	December 17, 2003
Number of Series B shares which can be purchased	Variable
Price at which the Series B shares can be purchased	Variable

Estimated fair value of the Right (included in other non-current liabilities) as of (in thousands):
January 28, 2006	$(337)
February 3, 2007	N/A
February 2, 2008	N/A

Other financing income in (in thousands):
Year ended January 28, 2006	$43
Year ended February 3, 2007	$579
Year ended February 2, 2008	N/A

As of February 3, 2007, the Right related to the Series A convertible preferred stock had been exercised.

In February 2006, the Company issued 4,000,000 shares of Series B-1 convertible preferred stock for an aggregate payment of $5.0 million. In January 2007, the Company completed the issuance of 2,075,500 shares of Series B-2 convertible preferred stock for an aggregate payment of $4.15 million. In October 2007, the Company issued 2,203,170 shares of Series C convertible preferred stock for an aggregate payment of $6.06 million.

Holders of each series of the Company’s convertible preferred stock (Series A preferred, Series A-1 preferred, Series B preferred, Series B-1 preferred, Series B-2 preferred, and Series C preferred)

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

are entitled to receive dividends at a rate of 5% of the applicable original purchase price per annum and shall be paid when and as declared by the Company’s board of directors. At the option of the holder, each share of convertible preferred stock may be converted at any time into shares of the Company’s common stock at a determined rate. All such shares of convertible preferred stock shall automatically convert into common stock at the time of the Company’s initial public offering, so long as the net proceeds to the Company are at least $20.0 million and subject to certain anti-dilution provisions. Holders of shares of the Company’s Series A convertible preferred stock, Series A-1 convertible preferred stock, Series B convertible preferred stock, Series B-1 convertible preferred stock, Series B-2 convertible preferred stock, and Series C convertible preferred stock are entitled to vote their shares together with the common stock as a single class. Every holder of convertible preferred stock shall have the number of votes equal to the shares of common stock on an as-converted basis.

In an event of liquidation, dissolution or winding up of the Company, the Company’s assets shall be distributed to the holders of its convertible preferred shares in the following order: Series B convertible preferred stock, then Series C convertible preferred stock, then Series B-2 convertible preferred stock, then Series B-1 convertible preferred stock, then Series A convertible preferred stock and then Series A-1 convertible preferred stock, based on each convertible preferred stock series’ applicable liquidation preference.

13.	Equity Incentive Plans and Common Shares Reserved for Issuance

In 2003, the Company adopted a Restricted Stock Plan pursuant to which an aggregate of 2,463,143 shares of the Company’s common stock was reserved for issuance. In 2006, the Company amended and restated its Restricted Stock Plan in part to increase the number of shares reserved for issuance under its equity plan to 6,463,143 shares. This new Amended and Restated Stock Option Plan (the “Plan”) provides for the issuance of options to employees, consultants and directors of the Company at an exercise price equal to fair value, as determined by the Company’s board of directors. The options generally vest over one to four years and expire in ten years.

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

As of January 28, 2006, February 3, 2007 and February 2, 2008, there were an aggregate of 400,063, 926,729 and 2,460,000, shares of the Company’s common stock, respectively, subject to outstanding and exercisable options. The following sets forth a summary of option activity for the fiscal years ended February 3, 2007 and February 2, 2008:

	Shares	Weighted- Average Exercise Price
Options outstanding as of January 28, 2006	1,718,500	$0.32
Granted	1,034,500	1.02
Exercised	—	—
Forfeited	20,000	0.78
Expired	—	—

Options outstanding as of February 3, 2007	2,733,000	0.58
Granted	3,612,500	1.84
Exercised	34,945	0.31
Forfeited	913,305	1.54
Expired	—	—

Options outstanding as of February 2, 2008	5,397,250	$1.25

Weighted average remaining contractual life in years	7.4

The following table sets forth information regarding the historical trend of options granted to employees and non-employees, the exercise price, and the fair value of the Company’s stock for fiscal year 2007 on the date of grant:

Grant Date	Number of Shares Granted	Per Share Exercise Price of Options Granted	Fair Value of Common Stock	Intrinsic Value per Share	Aggregate Intrinsic Value
February 28, 2007	692,000	$1.75	$1.75	—	—
April 1, 2007	1,660,000	1.75	1.75	—	—
June 1, 2007	465,500	1.75	1.75	—	—
July 15, 2007	45,000	1.75	1.75	—	—
October 1, 2007	750,000	2.20	2.20	—	—

	3,612,500

The following table summarizes information about stock options outstanding and exercisable as of February 2, 2008:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.25 – $0.40	1,613,250	6.8	$0.31		1,276,531	$0.30
$0.41 – $1.25	995,000	8.3	1.02		462,219	1.01
$1.26 – $1.75	2,039,000	6.6	1.75		721,250	1.75
$1.76 – $2.20	750,000	9.7	2.20		—	—

Weighted average	5,397,250	7.4	$1.25	$5,145,763	2,460,000	$0.86	$3,302,328

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

As of February 2, 2008, total unrecognized compensation cost related to non-vested stock options was approximately $1.85 million. This cost is expected to be recognized over a weighted-average period of 3.3 years. The following table provides information about the weighted average fair value and intrinsic fair value of the stock options granted and exercised for the fiscal years ended February 3, 2007 and February 2, 2008:

	Year Ended
	February 3, 2007	February 2, 2008
Granted, weighted average fair value per share	$1.02	$1.84
Exercised, weighted average intrinsic value per share	—	$1.89

The following weighted average assumptions were used for stock options granted:

	Year Ended
	February 3, 2007	February 3, 2007
Expected volatility	44.7%	46.7%
Risk-free interest rate	4.8%	4.2%
Expected option life in years	5.00	6.25
Expected dividend yield	—	—

The Company uses a Black-Scholes option valuation model to determine the fair value of stock-based compensation under FAS123(R). The Company grants options to purchase common stock to employees with exercise prices equal to the fair value of the underlying stock, as determined by the Company’s board of directors on the date the option is granted. The Company’s board of directors determines the value of the underlying stock by considering a number of factors, including the historical and projected financial results, the risks the Company faced at the time, the preferences of the Company’s convertible preferred stock holders and the lack of liquidity of the Company’s common stock. The expected volatility is based on the historical volatility of a peer group of publicly-traded companies. The risk-free interest rate is based on the yield on the measurement date of a zero-coupon U.S. Treasury bond whose maturity period approximately equals the option’s expected term. Because the U.S. Treasury issues five-year and ten-year Treasury bonds, we have used the five-year rate for each of the years listed above. The expected life represents the time the options granted are expected to be outstanding. The Company has elected to calculate the expected life using the simplified method in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment.

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company has reserved shares of common stock for the conversion of convertible preferred stock and the exercise of options:

February 2, 2008
Convertible preferred stock:
Series A	10,000,000
Series A-1	8,000,000
Series B	10,102,249
Series B-1	4,000,000
Series B-2	2,075,500
Series C	2,203,170

36,380,919
Options outstanding and options available for grant	6,463,143

42,844,062

The Company recorded stock-based compensation expense for the fiscal years ended February 3, 2007 and February 2, 2008 of $119,000 and $978,000, respectively.

14.	Subsequent Events

On April 1, 2008, the Company entered into a secured credit agreement with Wells Fargo Retail Finance, LLC (the “Wells Credit Agreement”). The Wells Credit Agreement provides the Company with a secured revolving credit facility through April 1, 2011 of $5.0 million, which can be increased to up to $10.0 million, with borrowing capacity based on a percentage of then-current levels of eligible inventory and credit card receivables (“excess availability”). This facility replaced the Company’s prior revolving credit facility with Irwin Union Bank. The Wells Credit Agreement provides for the issuance of standby letters of credit in an aggregate amount not to exceed $3.0 million outstanding at any time, although the amount of borrowings available at any time under its secured revolving credit facility is reduced by the amount of standby letters of credit outstanding at that time. The secured revolving credit facility under the Wells Credit Agreement bears interest on a given date at floating rates based on either (a) the higher of the federal funds rate plus 0.50% or the Wells Fargo Bank prime rate (6.0% per annum as of February 2, 2008) plus 0.25% when the last quarter’s average excess availability is less than $2.5 million or (b) the LIBOR rate (approximately 3.1% per annum as of February 2, 2008) plus (1) 1.25% when the last quarter’s average excess availability exceeds $4 million, (2) 1.50% when the last quarter’s average excess availability is less than or equal to $4 million but greater than or equal to $2.5 million, or (3) 1.75% when the last quarter’s average excess availability is less than $2.5 million. The Company’s obligations under the revolving credit facility under the Wells Credit Agreement are secured by substantially all of its personal property, including, among other things, its inventory, equipment and fixtures. The Wells Credit Agreement contains a number of restrictions and affirmative and negative covenants, such as the requirement to establish a blocked concentration account with the lender where all collections, including but not limited to, all accounts receivable and proceeds from asset sales, will be deposited as well as certain restrictions on liens, investments, additional indebtedness, fundamental changes, dispositions, dividends or stock repurchases, changes in the nature of the Company’s business and transactions with affiliates.

In April and May 2008, the Company’s board of directors and stockholders approved an increase in the aggregate number of shares available under the Company’s existing Amended and Restated Stock Option Plan from 6,463,143 shares to 11,463,143 shares.

METROPARK USA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

In April 2008, the Company’s board of directors also approved the following resolutions:

•	to authorize the officers of the Company to undertake a firm commitment underwritten public offering of shares of the Company’s common stock;

•	to adopt the 2008 equity incentive plan, subject to stockholder approval, upon the effective date of the Company’s initial public offering;

•	to adopt the 2008 non-employee director stock option plan, subject to stockholder approval, upon the effective date of the Company’s initial public offering;

•	to terminate the Company’s existing amended and restated stock option plan upon the effective date of the Company’s initial public offering; and

•

to amend and restate the Company’s certificate of incorporation to authorize 200,000,000 shares of common stock and 10,000,000 shares of undesignated convertible preferred stock, subject to stockholder approval, upon the effective date of the Company’s initial public offering.

In April 2008, the Company executed a lease with a 62-month initial term and a 60-month renewal option for combined headquarters and distribution facility in Commerce, California. The Company transitioned substantially all distribution activities into this new facility in May 2008.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

Metropark USA, Inc.

Common Stock

Goldman, Sachs & Co.

Piper Jaffray

Thomas Weisel Partners LLC

Wachovia Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale and distribution of the shares of common stock being registered hereby, including the shares being offered for sale by the selling stockholders. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq Global Market listing fee.

SEC registration fee		$3,930
FINRA filing fee		10,500
Nasdaq Global Market listing fee		5,000
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Blue sky qualification fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s amended and restated certificate of incorporation, which will become effective upon the closing of this offering, includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law regarding unlawful dividends, stock purchases and redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

As permitted by Section 145 of the Delaware General Corporation Law, the Registrant’s amended and restated bylaws, which will become effective upon the closing of this offering, provide that:

•

the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions where indemnification is not permitted by applicable law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•

the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification; and

•

the rights conferred in the bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such person.

In addition, the Registrant has entered into indemnity agreements with each of its current directors and officers. These agreements provide for the indemnification of the Registrant’s officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

The Registrant obtained directors’ and officers’ insurance to cover its directors and officers for certain liabilities, including coverage for public securities matters.

The indemnification provisions in the Registrant’s certificate of incorporation and bylaws and the indemnity agreements entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant’s directors and officers for liabilities arising under the Securities Act.

Reference is also made to section 9 of the underwriting agreement (Exhibit 1.1 hereto), which provides for the indemnification by the underwriters of the Registrant and its executive officers, directors and controlling persons against certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided for in writing by the underwriters for inclusion in this Registration Statement.

See also the undertakings set out in response to Item 17 of this Registration Statement.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit document	Number
Form of Underwriting Agreement	1.1
Form of Amended and Restated Certificate of Incorporation, to be effective upon the closing of the offering	3.2
Form of Amended and Restated Bylaws to be effective upon the closing of the offering	3.4
Form of Indemnity Agreement by and between Registrant and its directors and executive officers	10.1

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this Registration Statement, we have issued the following securities that were not registered under the Securities Act:

1.    We granted options to purchase 7,224,246 shares of our common stock at exercise prices ranging from $0.40 to $3.00 per share to employees, consultants, directors and other service providers under our amended and restated stock option plan, as amended. We did not grant any stock options outside of our amended and restated stock option plan.

2.    We issued and sold an aggregate of 34,945 shares of our common stock to employees, consultants, and other service providers for aggregate consideration of approximately $10,850 under exercises of options granted under our amended and restated stock option plan. We did not issue or sell any shares of our common stock to employees, consultants, and other service providers outside of our amended and restated stock option plan.

3.    From June 1, 2005 through December 22, 2006, we issued an aggregate of 13,584,649 shares of our Series B convertible preferred stock to seven accredited investors for an aggregate purchase price of $10.0 million. These shares will convert into an aggregate of 10,102,249 shares of our common stock upon the closing of this offering.

4.    On February 15, 2006, we issued an aggregate of 4,000,000 shares of our Series B-1 convertible preferred stock to 40 accredited investors, at $1.25 per share, for an aggregate purchase price of $5.0 million. These shares will convert into an aggregate of 4,000,000 shares of our common stock upon the closing of this offering.

5.    On December 26, 2006 and January 26, 2007, we issued an aggregate of 2,075,500 shares of our Series B-2 convertible preferred stock to 37 accredited investors, at $2.00 per share, for an aggregate purchase price of approximately $4.2 million. These shares will convert into an aggregate of 2,075,500 shares of our common stock upon the closing of this offering.

6.    On June 15, 2007, we issued an aggregate of 10,168,666 shares of our common stock to 5 warrant holders upon the exercise of outstanding warrants originally issued on December 17, 2003, at an exercise price of $0.0001 per share, for an aggregate exercise price of approximately $1,000.

7.    On October 1, 2007, we issued an aggregate of 2,203,170 shares of our Series C convertible preferred stock to 37 accredited investors, at $2.75 per share, for an aggregate purchase price of approximately $6.1 million. These shares will convert into an aggregate of 2,203,170 shares of our common stock upon the closing of this offering.

The sale of securities described in Items 15(1) and (2) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act.

The sale of securities described in Items 15(3)-(7) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.	Exhibits and Financial Statement Schedules

(A)	Exhibits

Exhibit No.		Description

1.1	†	Form of Underwriting Agreement.

3.1		Amended and Restated Certificate of Incorporation, as currently in effect.

3.2		Form of Amended and Restated Certificate of Incorporation, to be effective upon the closing of this offering.

3.3		Bylaws, as currently in effect.

3.4		Form of Amended and Restated Bylaws, to be effective upon the closing of this offering.

4.1	†	Form of Common Stock Certificate of the Registrant.

4.2		Fourth Amended and Restated Registration Rights Agreement dated October 1, 2007, by and among the Registrant and certain of its stockholders.

4.3		Subordination Agreement dated August 15, 2006, by and among the Registrant and Bricoleur Partners, L.P., Bricoleur Enhanced, L.P., Bric 6, L.P., Bricoleur Offshore LTD. and Bric Retail L.P.

4.4		Second Amended and Substituted Unsecured Subordinated Promissory Note dated April 12, 2007 between the Registrant and Bric 6, L.P., and related allonge dated March 20, 2008.

4.5		Second Amended and Substituted Unsecured Subordinated Promissory Note dated April 12, 2007 between the Registrant and Bricoleur Enhanced, L.P., and related allonge dated March 20, 2008.

4.6		Amended and Substituted Unsecured Subordinated Promissory Note dated August 15, 2006 between the Registrant and Bric Retail, L.P., and related allonge dated March 20, 2008.

4.7		Amended and Substituted Unsecured Subordinated Promissory Note dated August 15, 2006 between the Registrant and Bricoleur Offshore LTD., and related allonge dated March 20, 2008.

4.8		Amended and Substituted Unsecured Subordinated Promissory Note dated August 15, 2006 between the Registrant and Bricoleur Partners, L.P., and related allonge dated March 20, 2008.

5.1	†	Opinion of Cooley Godward Kronish LLP.

10.1	+	Form of Indemnity Agreement by and between the Registrant and its directors and executive officers.

10.2	+	Amended and Restated Stock Option Plan, as amended, and Form of Option Agreement thereunder.

10.3	+	2008 Equity Incentive Plan and Form of Option Agreement and Form of Stock Option Grant Notice thereunder.

10.4	+	2008 Non-Employee Directors’ Stock Option Plan and Form of Stock Option Agreement and Forms of Stock Option Grant Notice thereunder.

10.5	+	Employment offer letter dated October 5, 2007 between the Registrant and Renee Bell.

Exhibit No.	Description

10.6+	Employment offer letter dated February 16, 2008 between the Registrant and Efthimios P. Sotos.

10.7+	Employment offer letter dated October 5, 2007 between the Registrant and Lance Hutchison.

10.8+	Employment offer letter dated June 29, 2006 between the Registrant and Karen Green and as amended by letter dated April 24, 2007.

10.9+	Employment offer letter dated August 20, 2004 between the Registrant and Rick Hicks.

10.10	Standard Industrial/Commercial Multi-Tenant Lease dated December 15, 2003 between the Registrant and Jay A. Johnson and Delores M. Johnson, as joint tenants and lessor, and related agreement dated May 14, 2008.

10.11	Multi-Tenant Industrial Lease Agreement dated April 9, 2008 between the Registrant and Warland Investments Company.

10.12	Credit Agreement dated April 1, 2008 between the Registrant and Wells Fargo Bank, N.A.

10.13*	Managed Services Agreement dated September 22, 2005 between Registrant and NSB Retail Solutions, Inc.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley Godward Kronish LLP (contained in Exhibit 5.1).

24.1	Power of Attorney (contained in the signature page to this Registration Statement).

+	Indicates management contract or compensatory plan or arrangement.
†	To be filed by amendment.
*	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.

(B)	Financial Statement Schedule

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

Item 17.	Undertakings

The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws, the underwriting agreement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

•

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Industry, California, on June 13, 2008.

Metropark USA, Inc.

By:	/s/ RENEE BELL
Renee Bell
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Renee Bell and Efthimios P. Sotos, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this Registration Statement as such attorneys-in-fact and agents so acting deem appropriate, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done with respect to the offering of securities contemplated by this Registration Statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ RENEE BELL Renee Bell	Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	June 13, 2008

/s/ EFTHIMIOS P. SOTOS Efthimios P. Sotos	Chief Operating and Financial Officer and Secretary (Principal Financial and Accounting Officer)	June 13, 2008

/s/ ORVAL D. MADDEN Orval D. Madden	Chairman of the Board of Directors	June 13, 2008

/s/ JON E. BORTZ Jon E. Bortz	Member of the Board of Directors	June 13, 2008

/s/ THOMAS E. DAVIN Thomas E. Davin	Member of the Board of Directors	June 13, 2008

/s/ ROBERT POOLE Robert Poole	Member of the Board of Directors	June 13, 2008

/s/ MICHAEL PUNTORIERO Michael Puntoriero	Member of the Board of Directors	June 13, 2008

INDEX TO EXHIBITS

1.1	†	Form of Underwriting Agreement.

3.1		Amended and Restated Certificate of Incorporation, as currently in effect.

3.2		Form of Amended and Restated Certificate of Incorporation, to be effective upon the closing of this offering.

3.3		Bylaws, as currently in effect.

3.4		Form of Amended and Restated Bylaws, to be effective upon the closing of this offering.

4.1	†	Form of Common Stock Certificate of the Registrant.

4.2		Fourth Amended and Restated Registration Rights Agreement dated October 1, 2007, by and among the Registrant and certain of its stockholders.

4.3		Subordination Agreement dated August 15, 2006, by and among the Registrant and Bricoleur Partners, L.P., Bricoleur Enhanced, L.P., Bric 6, L.P., Bricoleur Offshore LTD. and Bric Retail L.P.

4.4		Second Amended and Substituted Unsecured Subordinated Promissory Note dated April 12, 2007 between the Registrant and Bric 6, L.P., and related allonge dated March 20, 2008.

4.5		Second Amended and Substituted Unsecured Subordinated Promissory Note dated April 12, 2007 between the Registrant and Bricoleur Enhanced, L.P., and related allonge dated March 20, 2008.

4.6		Amended and Substituted Unsecured Subordinated Promissory Note dated August 15, 2006 between the Registrant and Bric Retail, L.P., and related allonge dated March 20, 2008.

4.7		Amended and Substituted Unsecured Subordinated Promissory Note dated August 15, 2006 between the Registrant and Bricoleur Offshore LTD., and related allonge dated March 20, 2008.

4.8		Amended and Substituted Unsecured Subordinated Promissory Note dated August 15, 2006 between the Registrant and Bricoleur Partners, L.P., and related allonge dated March 20, 2008.

5.1	†	Opinion of Cooley Godward Kronish LLP.

10.1	+	Form of Indemnity Agreement by and between the Registrant and its directors and executive officers.

10.2	+	Amended and Restated Stock Option Plan, as amended, and Form of Option Agreement thereunder.

10.3	+	2008 Equity Incentive Plan and Form of Option Agreement and Form of Stock Option Grant Notice thereunder.

10.4	+	2008 Non-Employee Directors’ Stock Option Plan and Form of Stock Option Agreement and Forms of Stock Option Grant Notice thereunder.

10.5	+	Employment offer letter dated October 5, 2007 between the Registrant and Renee Bell.

10.6	+	Employment offer letter dated February 16, 2008 between the Registrant and Efthimios P. Sotos.

10.7	+	Employment offer letter dated October 5, 2007 between the Registrant and Lance Hutchison.

10.8	+	Employment offer letter dated June 29, 2006 between the Registrant and Karen Green and as amended by letter dated April 24, 2007.

10.9	+	Employment offer letter dated August 20, 2004 between the Registrant and Rick Hicks.

10.10		Standard Industrial/Commercial Multi-Tenant Lease dated December 15, 2003 between the Registrant and Jay A. Johnson and Delores M. Johnson, as joint tenants and lessor, and related agreement dated May 14, 2008.

10.11		Multi-Tenant Industrial Lease Agreement dated April 9, 2008 between the Registrant and Warland Investments Company.

10.12		Credit Agreement dated April 1, 2008 between the Registrant and Wells Fargo Bank, N.A.

10.13	*	Managed Services Agreement dated September 22, 2005 between Registrant and NSB Retail Solutions, Inc.

23.1		Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.

23.2†		Consent of Cooley Godward Kronish LLP (contained in Exhibit 5.1).

24.1		Power of Attorney (contained in the signature page to this Registration Statement).

+	Indicates management contract or compensatory plan or arrangement.
†	To be filed by amendment.
*	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.